UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 23, 2007
Commission File Number: 001-10110
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)
Plaza de San Nicolás 4
48005 Bilbao
Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s and BBVA International Preferred, S.A. Unipersonal ’s Registration Statement on Form F-3 (File Nos. 333-144784 and 333-144784-01) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS
     The terms below are used as follows throughout this Annual Report:
•	“BBVA”, “Bank” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires. BBVA was formed by the merger of BBV and Argentaria, which was approved by the shareholders of each institution on December 18, 1999.

•	“BBV” means Banco Bilbao Vizcaya, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context requires otherwise.

•	“Argentaria” means Argentaria, Caja Postal y Banco Hipotecario, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
      First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.
     In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars, and “€” and “euro” refer to Euro.
     “Latin America” refers to the countries in which we operate in South America, Central America and Mexico.
FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report, including, without limitation, the information under
•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”
identifies important factors that could cause such differences.
     Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the risk that the businesses of BBVA and Compass will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the transaction to acquire Compass may not be fully realized or may take longer to realize than expected;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

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•	force majeure and other events beyond our control.
     Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. BBVA undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.
PRESENTATION OF FINANCIAL INFORMATION
Accounting Principles
     Our condensed interim consolidated financial statements as of and for the six months ended June 30, 2007 have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004. The accompanying condensed interim consolidated financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006 are unaudited and they should be read in conjunction with the consolidated financial statements and related notes included in BBVA’s 2006 Annual Report on Form 20-F/A filed with the SEC on June 28, 2007.
     See “Exhibit I: U.S. GAAP Reconciliation” for an unaudited quantitative reconciliation of net income for the period and shareholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to generally accepted accounting principles in the United States (“U.S. GAAP”).
     The condensed interim consolidated financial statements have been presented in the same format as that used in the consolidated financial statements included in BBVA’s annual and interim reports to shareholders. This format differs from that required by the United States Securities and Exchange Commission (the “SEC” or “Commission”) for the consolidated financial statements of bank holding companies.
     Certain numerical information in this report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
Statistical and Financial Information
     The following principles should be noted in reviewing the statistical and financial information contained herein:
•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from stockholders’ equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

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SELECTED FINANCIAL DATA
     The historical financial information set forth below has been selected from, and should be read together with, the interim consolidated financial statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see “Exhibit I: US GAAP Reconciliation” for a presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

EU-IFRS(*)	Six months ended June 30,
	2007	2006
	(in millions of euros, except per share / ADS data (in euro))
Consolidated Statement of Income data
Interest and similar income	11,496	9,048
Interest expense and similar charges	(7,081)	(5,186)
Income from equity instruments	198	189

Net interest income	4,613	4,051
Share of profit or loss of entities accounted for using the equity method	103	70
Fee and commission income	2,716	2,535
Fee and commission expenses	(430)	(385)
Insurance activity income	341	297
Gains/losses on financial assets and liabilities (net)	1,700	1,146
Exchange differences (net)	229	210

Gross income	9,272	7,924
Sales and income from the provision of non-financial services	420	318
Cost of sales	(306)	(243)
Other operating income	71	52
Personnel expenses	(2,067)	(1,952)
Other administrative expenses	(1,278)	(1,161)
Depreciation and amortization	(247)	(233)
Other operating expenses	(146)	(130)

Net operating income	5,719	4,575
Impairment losses (net)	(882)	(655)
Provision expense (net)	(169)	(342)
Finance income from non-financial activities	—	9
Finance expenses from non-financial activities	—	(8)
Other gains	326	978
Other losses	(293)	(82)

Income before tax	4,701	4,475
Income tax	(1,177)	(1,006)

Income from continuing operations	3,524	3,469
Income from discontinued operations (net)	—	—

Consolidated income for the year	3,524	3,469
Income attributed to minority interests	(150)	(133)

Income attributed to the Group	3,374	3,336

Per share/ADS(1) Data
Net operating income (2)	1.61	1.35
Numbers of shares outstanding (at period end)	3,551,969,121	3,390,852,043
Income attributed to the Group(2)	0.96	0.98
Dividends declared	0.393	0.301

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,552 million and 3,391 million shares for the six months ended June 30, 2007 and 2006, respectively).

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EU-IFRS(*)	As of June 30, 2007	As of December 31, 2006
	(in millions of euros except percentages)
Consolidated balance sheet data
Total assets	466,443	411,916
Capital stock	1,740	1,740
Loans and receivables (net)	322,452	279,855
Deposits from other creditors	223,793	192,374
Marketable debt securities and subordinated liabilities	100,844	91,271
Minority interests	797	768
Total equity	23,705	22,318
Credit quality data
Loan loss reserve	6,931	6,417
Loan loss reserve as a percentage of total loans and receivables (net)	2.15%	2.29%
Substandard loans	2,881	2,492
Substandard loans as a percentage of total loans and receivables (net)	0.89%	0.89%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
U.S. GAAP Information

	Six months ended June 30,
	2007	2006
	(in millions of euros, except per share/
	ADS data (in euro) or as otherwise indicated)
Consolidated statement of income data
Net income	3,004	3,306
Basic earnings per share/ADS(1)(2)	0.846	0.975
Diluted earnings per share/ADS(1)(2)	0.846	0.975
Dividends per share/ADS (in dollars) (1)(2)(3)	0.522	0.374

	Six months ended June 30,	Year ended December 31,
	2007	2006
	(in millions of euros, except per share/
	ADS data (in euro) or as otherwise indicated)
Consolidated balance sheet data
Total assets(4)	473,279	420,971
Stockholders’ equity(4)	31,377	30,461
Basic stockholders’ equity per share/ADS(1)(2)	8.83	8.94
Diluted stockholders’ equity per share/ADS(1)(2)	8.83	8.94

(1)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.

(2)	Each ADS represents the right to receive one ordinary share.

(3)	Dividends per share/ADS are translated into dollars at the average exchange rate for the relevant period, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date of each month during the relevant period.

(4)	At the end of the reported period.
Exchange Rates
     Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this Report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) at the end of each relevant period.
     For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York

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for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31	Average(1)
2005	1.2400
2006	1.2661
2007 (through October 18)	1.3610

(1)	The average of the noon buying rates for the euro on the last day of each month during the relevant period.

Month ended	High	Low
June 30, 2006	1.2953	1.2522
December 29, 2006	1.3327	1.3073
January 31, 2007	1.3286	1.2904
February 28, 2007	1.3246	1.2933
March 31, 2007	1.3374	1.3094
April 30, 2007	1.3660	1.3363
May 31, 2007	1.3616	1.3419
June 30, 2007	1.3526	1.3295
July 31, 2007	1.3831	1.3592
August 31, 2007	1.3808	1.3402
September 30, 2007	1.4219	1.3606
October 18, 2007	1.4291	1.4092
     The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, as of October 18, 2007 was $1.4291.
     As of June 30, 2007, approximately 30% of our assets and approximately 36% of our liabilities were denominated in currencies other than euro (principally dollars and Mexican pesos).
BUSINESS OVERVIEW
     BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking.
Recent Developments
Acquisition of Compass Bancshares, Inc.
     On February 16, 2007 BBVA entered into a definitive agreement to acquire 100% of the shares of Compass Bancshares, Inc. for a consideration made up of a combination of ordinary shares of BBVA and cash. On September 7, 2007, having previously obtained all approvals and authorizations necessary to complete the acquisition, the acquisition was consummated. The consideration paid to former Compass stockholders for the acquisition was approximately $9.1 billion, which BBVA paid partially in cash ($4,612 million) and partially with the issuance of 196,000,000 new BBVA shares, which represent 5.5% of the current share capital of BBVA.
Business Areas
     The Group focused its operations on five major business areas: Spain and Portugal; Global Businesses; South America; Mexico and the United States; and Corporate Activities. As part of the reorganization, the Business Banking, Corporate Banking and Institutional Banking units were included in the Spain and Portugal area and the Asset Management unit was included in the Global Business area.
     The Group focused its operations on five major business areas:
•	Spain and Portugal;

•	Global Businesses;

•	Mexico and the United States;

•	South America; and

•	Corporate Activities.

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     The foregoing description of our business areas is consistent with our current internal organization. The financial information for our business areas for the six months ended June 30, 2007 and 2006 presented below has been prepared on a uniform basis, consistent with our organizational structure in 2007. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in “Operating and Financial Review and Prospects” section, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.
The following table sets forth information relating to income attributed to the Group for each of our business areas for the six months ended June 30, 2007 and 2006.

	Six months ended June 30,
	Income Attributed to		% of Income Attributed to the
	the Group		Group
	2007	2006	2007	2006
Spain and Portugal	1,172	914	35%	27%
Global Businesses	451	426	13%	13%
Mexico and the United States	949	825	28%	25%
South America	326	281	10%	8%

Subtotal	2,898	2,446	86%	73%

Corporate Activities	476	890	14%	27%

Income attributed to the Group	3,374	3,336	100%	100%

     The following table sets forth information relating to net interest income for each of our business areas for the six months ended June 30, 2007 and 2006.

	Six months ended June 30,
	Net interest income
	2007	2006
Spain and Portugal	2,057	1,809
Global Businesses	25	102
Mexico and the United States	1,989	1,664
South America	765	627

Subtotal	4,836	4,202

Corporate Activities	(222)	(151)

Net interest income to the Group	4,614	4,051

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Spain and Portugal
     Spain and Portugal focuses on providing banking services and consumer finance to private individuals and businesses in Spain and Portugal.
     The business units included in the Spain and Portugal business area are:
-	Financial services: Cover business with private individuals and small businesses, and the consumer finance provided by Finanzia and Uno-e;

-	Corporate and business banking: which manages SMEs, large companies and institutions in the Spanish market, which were joined by wholesale businesses in 2006;

-	European Insurance: this unit handles insurance business in Spain and Portugal; and

-	BBVA Portugal.
     Total net lending in this business area as of June 30, 2007 was approximately €192,292 million, an increase of 7.2% from €179,370 million as of December 31, 2006, with contributions from all of BBVA’s main products such as mortgage lending, consumer credit cards and loans to small businesses.
     Total customer deposits were €89,795 million as of June 30, 2007 compared to €85,309 million as of December 31, 2006, an increase of 5.2%. Mutual funds under management were €43,099 million as of June 30, 2007, an increase of 0.2% from €43,006 million as of December 31, 2006. Pension fund assets under management were €9,563 million as of June 30, 2007, an increase of 1% from €9,471 million as of December 31, 2006.
Global Businesses
     The Global Businesses area focuses on providing services to large international companies and investment banking, global markets and treasury management clients.
     The business units included in the Global Businesses area are:
-	Global Customers and Markets: this unit combines the products of investment banking and the markets unit with services for large international companies. It also co-ordinates the corporate banking and markets business in Mexico and South America although its earnings are recorded under the corresponding areas.

-	Asset Management and Private Banking: this unit designs and manages the products that are marketed through the Group’s different branch networks.

-	Business and Real Estate Projects: this unit contains two businesses: business projects, which includes management of direct and private equity holdings. In this case the Group acts under the Valanza brand; and the second business is real estate projects through Anida Group.
     Total net lending in this business area as of June 30, 2007 was approximately €31,485 million, an increase of 8.3% from €29,049 million as of December 31, 2006. Total customer deposits were €52,838 million as of June 30, 2007 from €35,401 million as of December 31, 2006, an increase of 49.2%. Mutual funds under management were €4,358 million as of June 30, 2007, an increase of 8.9% from €4,000 million as of December 31, 2006. Pension fund assets under management were €7,245 million as of June 30, 2007, an increase of 1% from €7,179 million as of December 31, 2006.
Mexico and the United States
     This area includes Banking Businesses, Pensions and Insurance Businesses in Mexico and the United States (including Puerto Rico).
     Total net lending in this business area as of June 30, 2007 was approximately €34,265 million, an increase of 8.9% from €31,449 million as of December 31, 2006. Total customer deposits were €40,892 million as of June 30, 2007 from €41,309 million as of December 31, 2006, a decrease of 1%. Mutual funds under management were €11,193 million as of June 30, 2007, an increase of 13.6% from €9,853 million as of December 31, 2006.

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Pension fund assets under management were €9,196 million as of June 30, 2007, an increase of 6.6% from €8,625 million as of December 31, 2006.
South America
     The South America business area includes the banking, insurance and pension businesses of the Group in South America.
     The business units included in the South America business area are:
-	Banking Businesses, including banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

-	Pensions in Argentina, Bolivia, Chile, Colombia, Ecuador, Peru and Dominican Republic; and

-	Insurance in Argentina, Chile, Colombia, Dominican Republic and Venezuela.
     Total net lending in this business area as of June 30, 2007 was €20,011 million, an increase of 15.2% from €17,366 million as of December 31, 2006. Total customer deposits were €23,969 million as of June 30, 2007 compared to €22,773 million as of December 31, 2006, an increase of 5.2%. Mutual funds under management were €1,933 million as of June 30, 2007, an increase of 22.7% from €1,575 million as of December 31, 2006. Pension fund assets under management were €35,202 million as of June 30, 2007, an increase of 10.4% from €31,872 million as of December 31, 2006.
Corporate Activities
     The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds.
     The business units included in the Corporate Activities business area are:
-	Financial Management and Planning. The Assets and Liabilities Committee (ALCO) administers the Group’s interest- and exchange-rate structure as well as its overall liquidity and shareholders’ funds.

Actively managing exchange-rate exposure on its long-term investments helps BBVA to preserve its capital ratios and bring stability to the Group’s income statement whilst controlling impacts on reserves and the costs from this risk management.

-	Holdings in Industrial and Financial Companies, this unit manages the Group’s investment portfolio in industrial and financial companies applying strict criteria for risk-control, economic capital consumption and return on investment, with diversification over different industries. It also applies dynamic monetization and coverage management strategies to holdings.
SELECTED STATISTICAL INFORMATION
     The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.
Average Balances and Rates
     The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

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	Average Balance Sheet - Assets and Interest from Earning Assets
	Six months ended June 30, 2007			Year ended December 31, 2006
	Average		Average	Average		Average
	Balance	Interest	Yield (1)	Balance	Interest	Yield (1)
	(in millions of euros, except percentages)
Assets
Cash and balances with central banks	15,015	225	3.02%	11,902	444	3.73%
Debt securities, equity instruments and derivatives	102,384	1,840	3.62%	103,387	4,156	4.02%
Loans and receivables	296,157	9,541	6.50%	256,463	14,792	5.77%
Loans and advances to credit institutions	30,261	829	5.52%	23,671	992	4.19%
In euro(2)	20,037	475	4.78%	14,090	452	3.21%
In other currencies(3)	10,224	354	6.98%	9,581	540	5.63%
Loans and advances to customers	265,896	8,712	6.61%	232,792	13,800	5.93%
In euro(2)	199,817	4,932	4.98%	177,331	7,365	4.15%
In other currencies(3)	66,079	3,780	11.54%	55,461	6,435	11.60%
Other financial income	—	88	—	—	198	—
Non-earning assets	24,179	—	—	24,198	—	—

Total average assets	437,735	11,694	5.39%	395,950	19,590	4.95%

(1) Rates have been presented on a non-taxable equivalent basis.

(2) Amounts reflected in euro correspond to predominantly domestic activities.

(3) Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest paid on Interest Bearing Liabilities
	Six months ended June 30, 2007			Year ended December 31, 2006
	Average		Average	Average		Average
	Balance	Interest	Yield (1)	Balance	Interest	Yield (1)
	(in millions of euros, except percentages)
Liabilities
Deposits from central banks and credit institutions	60,071	1,450	4.87%	63,730	2,421	3.80%
In euro	26,061	488	3.78%	34,550	984	2.85%
In other currencies	34,010	962	5.70%	29,180	1,437	4.92%
Customer deposits	207,448	3,345	3.25%	177,927	5,392	3.03%
In euro(2)	116,843	1,534	2.65%	99,148	1,736	1.75%
In other currencies(3)	90,605	1.811	4.03%	78,779	3,656	4.64%
Debt securities and subordinated liabilities	97,568	2,088	4.32%	87,527	3,026	3.46%
In euro(2)	83,276	1,694	4.10%	77,483	2,506	3.23%
In other currencies(3)	14,292	394	5.56%	10,044	520	5.18%
Other financial costs	—	198	—	—	377	—
Non-interest-bearing liabilities	49,791	—	—	47,979	—	—
Stockholders’ equity	22,857	—	—	18,787	—	—

Total average liabilities	437,735	7,081	3.26%	395,950	11,216	2.83%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.
Changes in Net Interest Income-Volume and Rate Analysis
     The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2007 compared to the six months ended June 30, 2006. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and

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adjustments excluded from the following table are interest payments on loans, which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	Six months ended June 30, 2007/ Six months ended June 30, 2006
	Increase (Decrease) due to changes in
	Volume (1)	Rate (1) (2)	Net Change
	(in millions of euros)
Interest income
Cash and balances with central bank	44	(46)	(2)
Debt securities, equity instruments and derivatives	(100)	(238)	(339)
Loans and advances to credit institutions	186	195	381
In euro	130	157	287
In other currencies	19	75	94
Loans and advances to customers	1,238	1,149	2,387
In euro	584	1,043	1,628
In other currencies	776	(17)	759
Other financial income	—	30	30

Total income	1,159	1,299	2,458
Interest expense
Deposits from central banks and credit institutions	(77)	387	310
In euro	(128)	144	16
In other currencies	124	170	294
Customer deposits	512	274	785
In euro	169	656	825
In other currencies	285	(325)	(40)
Debt certificates and subordinated liabilities	198	561	760
In euro	103	482	585
In other currencies	141	34	175
Other financial costs	—	40	40

Total expense	650	1,244	1,895

Net interest income	509	55	563

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.
Interest Earning Assets—Margin and Spread
     The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2007	2006
	(in millions of euros, except percentages)
Average interest earning assets	413,556	363,630
Gross yield (1)	2.83%	2.54%
Net yield (2)	2.67%	2.37%
Net interest margin (3)	1.12%	1.11%
Average effective rate paid on all interest-bearing liabilities	1.62%	1.33%
Spread (4)	1.21%	1.21%

(1)	Gross yield represents total interest income divided by average interest earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Net interest margin represents net interest income as percentage of average interest earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

10

ASSETS
Interest-Bearing Deposits in Other Banks
     As of June 30, 2007, interbank deposits represented 7.8% of our assets. Of such interbank deposits, 28.4% were held outside of Spain and 71.6% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
     As of June 30, 2007, our securities were carried on our consolidated balance sheet and amounted to €92.08 billion, representing 19.7% of our assets. €11.28 billion or 12.2% of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six-month ended June 30, 2007 on investment securities that BBVA held was 4.6%, compared to an average yield of approximately 4.3% earned on loans and receivables during 2006. The fair value of our total securities portfolio as of June 30, 2007 was €79.35 billion. See Notes 10, 11, 12 and 14 to the interim consolidated financial statements. For a discussion of our investments in affiliates companies, see Note 17 to the interim consolidated financial statements. For a discussion of the manner in which we value our securities, see Notes 2.1 and 2.2.b to the interim consolidated financial statements.
     The following table analyzes the book value and fair value of our ownership of debt securities and equity securities as of June 30, 2007 and December 31, 2006. Trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the table below.

	As of June 30, 2007		As of December 31, 2006
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
		(in millions of euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	8,372	8,543	9,233	9,505
Spanish Government	5,820	5,800	6,596	6,858
Other debt securities	2,552	2,743	2,637	2,647
International-	21,722	22,235	22,004	22,724
United States -	5,354	5,316	5,514	5,506
U.S. Treasury and other U.S. Government agencies	81	79	342	344
States and political subdivisions	265	260	310	309
Other debt securities	5,008	4,977	4,862	4,853
Other countries -	16,368	16,919	16,490	17,218
Securities of other foreign Governments	10,010	10,599	9,858	10,386
Other debt securities	6,358	6,320	6,632	6,832

TOTAL AVAILABLE FOR SALE PORTFOLIO	30,094	30,778	31,237	32,229

HELD TO MATURITY PORTFOLIO
Domestic-	2,383	2,224	2,404	2,337
Spanish Government	1,404	1,310	1,417	1,378
Other debt securities	979	914	987	959
International-	3,323	3,152	3,502	3,421

TOTAL HELD TO MATURITY PORTFOLIO	5,706	5,376	5,906	5,758

TOTAL DEBT SECURITIES	35,800	36,154	37,143	37,987

11

	As of June 30, 2007		As of December 31, 2006
	Amortized		Amortized
	Cost	Fair Value(1)	Cost	Fair Value(1)
	(in millions of euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO	6,185	9,762	6,424	10,037
Domestic-	3,634	5,932	4,564	7,381
Equity listed	3,589	5,887	4,525	7,342
Equity Unlisted	45	45	39	39
International-	2,551	3,830	1,860	2,656
United States-	55	57	53	54
Equity listed	24	26	27	28
Equity Unlisted	31	31	26	26
Other countries-	2,496	3,773	1,807	2,602
Equity listed	1,883	3,160	1,702	2,497
Equity Unlisted	613	613	105	105

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,185	9,762	6,424	10,037

TOTAL EQUITY SECURITIES	6,185	9,762	6,424	10,037

TOTAL INVESTMENT SECURITIES	41,985	45,916	43,567	48,024

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the relevant period. Appraised values are used for unlisted securities based on our estimate or on financial statements, when available.
     The following table analyzes the maturities of our debt securities, excluding trading portfolio, by type and geographical area as of June 30, 2007.

	Maturing at one year or		Maturing after one year		Maturing after five year		Maturing after ten
	less		to five years		to ten years		years
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Total
				(in millions of euros, except percentages)
AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish Government	471	6.16	999	7.24	1,277	4.00	3,053	4.80	5,800
Other debt securities	556	3.93	1,011	4.63	249	4.82	927	5.75	2,743

Total Domestic	1,027	4.79	2,010	5.79	1,526	4.15	3,980	5.02	8,543

International:
United States:
U.S. Treasury and other U.S. Government securities	18	3.26	2	4.96	56	4.39	3	5.39	79
States and political subdivisions	33	4.49	67	4.50	34	4.66	126	4.18	260
Other debt securities	825	5.09	1,155	4.76	555	4.59	2,442	5.11	4,977
Other countries:
Securities of other foreign Governments	2,803	4.74	1,490	5.22	2,365	6.89	3,941	4.98	10,599
Other debt securities	551	4.27	2,184	4.48	1,286	4.98	2,300	5.37	6,320

Total International	4,230	4.86	4,898	4.68	4,295	5.59	8,812	5.07	22,235

Total Available for sale portfolio	5,257	4.84	6,908	4.99	5,821	5.11	12,792	5.06	30,778

HELD TO MATURITY PORTFOLIO
Domestic:
Spanish Government	5	6	253	4.79	1,092	3.28	54	4.20	1,404
Other debt securities	—	—	147	3.78	708	4.05	124	3.80	979

12

	Maturing at one year or		Maturing after one year		Maturing after five year		Maturing after ten
	less		to five years		to ten years		years
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Total
				(in millions of euros, except percentages)
International:	282	3.50	1,081	3.85	1,693	4.11	267	3.98	3,323

Total Held to maturity portfolio	287	3.54	1,481	4.00	3,493	3.84	445	3.96	5,706

TOTAL DEBT SECURITIES	5,543	4.73	8,389	4.82	9,315	4.56	13,237	5.03	36,484

(1)	Rates have been presented on a non-taxable equivalent basis.
Loans and advances to credit institutions
     As of June 30, 2007, our total loans and advanced to credit institutions amounted to €36.66 billion, or 7.9% of total assets (€16.99 billion, or 4.1% of total assets, as of December 31, 2006). Net of our valuation adjustments, loans and advances to credit institutions amounted to €36.80 billion as of June 30, 2007, or 7.89% of our total assets and €17.05 billion, or 4.14% of total assets, as of December 31, 2006.
Loans and advances to other debtors
     As of June 30, 2007, our total loans and leases amounted to €284.9 billion, or 61.07% of total assets. Net of our valuation adjustments, loans and leases amounted to €278.6 billion as of June 30, 2007, or 59.72% of our total assets. As of June 30, 2007 our loans in Spain increased by 7.38% compared to December 31, 2006, which amounted to €196.8 billion. Our foreign loans amounted to €88.1 billion as of June 30, 2007, an increase of 11.32% compared December 31, 2006.
Loans by Geographic Area
     The following table analyzes, by domicile of the customer, our net loans and leases for each of the periods indicated.

	As of June 30,	As of December 31,
	2007	2006
	(in millions of euros)
Domestic	196,759	183,231
Foreign
Western Europe	20,455	17,999
Central and South America	54,162	49,160
United States	10,495	9,597
Other	2,991	2,390
Total Foreign	88,103	79,146

Total loans and leases	284,862	262,377

Valuation adjustments	(6,314)	(5,812)

Total net lending	278,548	256,565

Loans by Type of Customer
     The following table analyzes by domicile and type of customer our net loans and leases for each of the periods indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of June 30,	As of December 31,
	2007	2006
	(in millions of euros)
Domestic
Government	16,310	15,987
Agriculture	1,926	1,818
Industrial	17,211	15,965
Real estate and construction	36,729	33,804
Commercial and financial	15,817	15,231
Loans to individuals	84,569	78,190

13

	As of June 30,	As of December 31,
	2007	2006
	(in millions of euros)
Lease financing	7,185	6,717
Other	17,012	15,519
Total domestic	196,759	183,231
Foreign
Government	5,355	5,207
Agriculture	1,534	1,315
Industrial	17,181	8,766
Real estate and construction	9,887	7,698
Commercial and financial	14,228	23,682
Loans to individuals	27,251	25,728
Lease financing	1,162	975
Other	11,505	5,775

Total foreign	88,103	79,146

Total loans and leases	284,862	262,377
Valuation adjustments	(6,314)	(5,812)

Total net lending	278,548	256,565

     The following table sets forth a breakdown, by currency, of our net loan portfolio as of June 30, 2007 and December 31, 2006.

		As of
	As of June 30,	December 31,
	2007	2006
	(in millions of euros)
In euro	208,496	193,253
In other currencies	70,052	63,312

Total net loans and leases	278,548	256,565

     As of June 30, 2007, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €419 million, compared to €374.2 million as of December 31, 2006. Loans outstanding to the Spanish government and its agencies amounted to €16.1 billion, or 5.67% of our total loans and leases as of June 30, 2007, compared to €15.9 billion, or 6.09% of our total loans and leases as of December 31, 2006. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
     Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2007, excluding government-related loans, amounted to €14.42 billion, or approximately 5.06% of our total outstanding loans and leases.
Maturity and Interest Sensitivity
     The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of June 30, 2007. The determination of maturities is based on contract terms.

14

	Maturity
		Due After One
	Due in One	Year Through	Due After
	Year or Less	Five Years	Five Years	Total
	(in millions of euros)
Domestic:
Government	5,898	4,038	6,374	16,310
Agriculture	736	749	441	1,926
Industrial	12,434	2,956	1,821	17,211
Real estate and construction	16,289	8,373	12,067	36,729
Commercial and financial	9,102	3,500	3,215	15,817
Loans to individuals	9,051	16,975	58,543	84,569
Lease financing	384	3,701	3,100	7,185
Other	10,281	3,376	3,355	17,012

Total domestic	64,175	43,668	88,916	196,759

Foreign:
Government	746	4,084	525	5,355
Agriculture	654	780	100	1,534
Industrial	6,869	8,722	1,590	17,181
Real estate and construction	3,150	4,181	2,556	9,887
Commercial and financial	8,695	3,733	1,800	14,228
Loans to individuals	2,692	6,553	18,006	27,251
Lease financing	678	400	84	1,162
Other	4,720	4,084	2,701	11,505

Total foreign	28,204	32,537	27,362	88,103

Total loans and leases	92,379	76,205	116,278	284,862

     The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2007.

	Interest Sensitivity of
	Outstanding Loans and Leases
	Maturing in More Than One Year
	Domestic	Foreign	Total
	(in millions of euros)
Fixed rate	20,802	26,486	47,288
Variable rate	112,478	32,717	145,195

Total loans and leases	133,280	59,203	192,483

Loan Loss Reserve
     For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical accounting policies—Allowance for loan losses” in our annual report on Form 20-F as of December 31, 2006 and Note 2.2.b.4 to the interim consolidated financial statements included therein.
     The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	Six months ended June 30,
EU-IFRS (*)	2007	2006
	(in millions of euros, except
	percentages)
Loan loss reserve at beginning of period:
Domestic	3,734	3,080
Foreign	2,683	2,507

15

	Six months ended June 30,
	2007	2006
	(in millions of euros, except
	percentages)
Total loan loss reserve at beginning of period	6,417	5,587

Loans charged off:
Domestic	(70)	(56)
Foreign	(409)	(184)

Total loans charged off	(479)	(240)

Provision for loan losses:
Domestic	378	314
Foreign	607	336

Total provision for loan losses	985	650
Acquisition and disposition of subsidiaries	—	(16)
Effect of foreign currency translation	(34)	(391)
Other	42	123

Loan loss reserve at end of period:
Domestic	3,870	2,984
Foreign	3,061	2,729

Total loan loss reserve at end of period	6,931	5,713

Loan loss reserve as a percentage of total loans and leases at end of period	2.43%	2.42%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.17%	0.10%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     Our loan loss reserves as a percentage of total loans and leases was 2.43% as of June 30, 2007 (2.45% as of December 31, 2006 and 2.42% as of June 30, 2006).
     We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. See “Substandard Loans” section for information as to the breakdown as of June 30, 2007 by loan category of substandard loans. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on our net attributable profit or stockholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.
Substandard Loans
     We classify loans as substandard loans in accordance to the requirements under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.b.4 to the consolidated financial statements, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected, are automatically considered non-accrual if they are classified as substandard loans.
     When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
     Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The aggregated amount of gross interest income that would have been recorded in respect of our substandard loans as of June 30, 2007 and 2006 under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €1,164 million and €1,036 million, respectively.
     Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest

16

income on our substandard loans which was included in income attributed to the Group for the six months ended June 30, 2007 and 2006 under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 were €75.8 million and €70.0 million, respectively.
     The following table provides information regarding our substandard loans for periods indicated.

		As of
	As of June 30,	December 31,
EU-IFRS (*)	2007	2006
	(in millions of euros, except percentages)
Substandard loans:
Domestic	1,358	1,129
Public sector	157	152
Other resident sectors	1,171	953
Non-resident sector	30	24
Foreign	1,523	1,363
Public sector	55	62
Other resident sectors	—	—
Non-resident sector	1,468	1,301

Total substandard loans	2,881	2,492

Total loan loss reserve	6,931	6,417

Substandard loans net of reserves	(4,050)	(3,925)
Substandard loans as a percentage of loans and leases	1.01%	0.95%
Substandard loans (net of reserves) as a percentage of loans and leases	(1.42)%	(1.50)%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     Our total substandard loans increased by 15.6% to €2,881 million as of June 30, 2007 from €2,492 million as of December 31, 2006, principally due to the influence of growth in lending and period loan writedowns. As a result of the increase in total substandard loans described above, our substandard loans as a percentage of total loans and receivables increased from 0.95% to 1.01% and our loan loss reserves as a percentage of substandard loans declined from 258% to 241%, in each case as of December 31, 2006 and June 30, 2007, respectively.
     We experience higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations.
     As of June 30, 2007, we do not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers gives rise to serious doubts as to the ability of the borrowers to comply with the currently applicable loan repayment terms.
     The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves taken for each substandard loan category, as of June 30, 2007.

			Substandard Loans
			as a percentage of
	Substandard Loans	Loan Loss Reserve	Loans in Category
	(in millions of euros)
Domestic:
Government	135	65	0.83%
Agricultural	18	11	0.92%
Industrial	146	97	0.85%
Real estate and construction	182	99	0.50%
Commercial and financial	140	84	0.88%
Loans to individuals	648	256	0.77%
Other	36	31	0.15%

17

			Substandard Loans
			as a percentage of
	Substandard Loans	Loan Loss Reserve	Loans in Category
	(in millions of euros)
Total domestic	1,305	643	0.66%

Total foreign	1,576	1,281	1.79%
General reserve		5,007

Total substandard loans	2,881	6,931	1.01%

Foreign Country Outstandings
     The following tables sets forth, as of the end of the periods indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2007 and December 31, 2006. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our Latin American subsidiaries.

	As of June 30,		As of December 31,
	2007		2006
		% of Total		% of Total
	Amount	Assets	Amount	Assets
	(in millions of euros, except percentages)
OECD
United Kingdom	8,782	1.88	5,612	1.36
Mexico	2,476	0.53	2,337	0.57
Other OECD	6,661	1.43	5,460	1.33

Total OECD	17,919	3.84	13,409	3.26
Central and South America	3,461	0.74	2,725	0.66
Other OECD	3,977	0.85	3,460	0.84

Total	25,357	5.45	19,594	4.76

     The following tables set forth the amounts of our cross-border outstandings as of June 30, 2007 and December 31, 2006 of each period indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

		Banks and Other
		Financial	Commercial,
	Governments	Institutions	Industrial and Other	Total
	(in millions of euros)
June 30, 2007
Mexico	34	4	2,438	2,476
United Kingdom	—	6,202	2,580	8,782

Total	34	6,206	5,018	11,258

December 31, 2006
Mexico	4	108	2,225	2,337
United Kingdom	—	3,386	2,226	5,612

Total	4	3,494	4,451	7,949

     The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

18

     The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2007.

Minimum Percentage of
Coverage (Outstandings Within
Categories(1)	Category)
Countries belonging to the OECD whose currencies are quoted in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.

(2)	Coverage for the aggregate of these three categories (doubtful countries, very doubtful countries, and bankrupt countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.

(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.
     Our exposure to borrowers in countries with difficulties (the last 4 categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €1,243 million and €951 million as of June 30, 2007 and December 31, 2006, respectively. These figures do not reflect loan loss reserves of 12.75% and 12.01%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2007 did not in the aggregate exceed 0.27% of our total assets.
     The country-risk exposures described in the preceding paragraph as of June 30, 2007 and December 31, 2006 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2007 and December 31, 2006 amounted to $59 million in both dates (approximately €43 million and €45 million, respectively, based on a euro/dollar exchange rate on June 30, 2007 of $1.00 = €0.74 and on December 31, 2006 of $1.00 = €0.76).
LIABILITIES
Deposits
     The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of June 30, 2007
	Customer	Bank of Spain and	Other
	Deposits	Other Central Banks	Credit Institutions	Total
	(in millions of euros)
Total domestic	121,738	11,899	7,611	141,248
Foreign:
Western Europe	13,222	332	19,581	33,135
Latin America	56,026	203	14,384	70,613
United States	20,941	1,154	3,779	25,874
Other	10,392	233	4,074	14,699

Total foreign	100,581	1,922	41,818	144,321

Total	222,319	13,821	49,429	285,569

19

	As of December 31, 2006
	Customer	Bank of Spain and	Other
	Deposits	Other Central Banks	Credit Institutions	Total
	(in millions of euros)
Total domestic	100,789	12,190	12,405	125,384
Foreign:
Western Europe	11,341	1,176	12,989	25,506
Latin America	60,851	679	9,322	70,852
United States	14,024	993	3,559	18,576
Other	4,073	153	4,011	8,237

Total foreign	90,289	3,001	29,881	123,171

Total	191,078	15,191	42,286	248,555

     For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 25 to the interim consolidated financial statements.
     As of June 30, 2007, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €74,047 considering the noon buying rate as of June 30, 2007) or greater was as follows:

	As of June 30, 2007
	Domestic	Foreign	Total
	(in millions of euros)
3 months or under	13,798	29,612	43,410
Over 3 to 6 months	2,600	3,610	6,210
Over 6 to 12 months	3,138	4,443	7,581
Over 12 months	9,658	1,803	11,461

Total	29,194	39,468	68,662

     Time deposits from Spanish and foreign financial institutions amounted to €32.02 billion as of June 30, 2007, substantially all of which were in excess of $100,000 (approximately €74,047 as of June 30, 2007).
     Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2007 and as of December 31, 2006, see Note 25 to the interim consolidated financial statements.
Short-term Borrowings
     Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2007 and December 31, 2006.

	As of June 30, 2007
	Amount	Average rate
	(in millions of euro, except
	percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	45,534	4.83
Average during first half year	43,962	4.80
Maximum quarter-end balance	47,173	—
Bank promissory notes:
As of June 30	6,199	4.17
Average during first half year	6,644	3.55
Maximum quarter-end balance	6,326	—
Bonds:
As of June 30	15,511	4.53

20

	As of June 30, 2007
	Amount	Average rate
	(in millions of euro, except
	percentages)
Average during first half year	12,672	5.53
Maximum quarter-end balance	7,652	—
Subordinated debt:
As of June 30	223	4.78
Average during first half year	222	4.83
Maximum quarter-end balance	188	—
Total short-term borrowings as of June 30	67,467	4.70

	As of December 31, 2006
	Amount	Average rate
	(in millions of euro, except
	percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	37,098	4.27%
Average during year	38,721	3.61%
Maximum quarter-end balance	46,449	—
Bank promissory notes:
As of December 31	7,596	3.75%
Average during year	8,212	3.16%
Maximum quarter-end balance	9,036	—
Bonds and Subordinated debt :
As of December 31	7,756	4.01%
Average during year	8,076	3.74%
Maximum quarter-end balance	10,872	—
Total short-term borrowings	52,450	4.16%

Return on Equity
     The following table sets out our return on equity ratios:

		As of
	As of June 30,	December 31,
	2007	2006
ROE (income attributed to the Group/average equity)	36.0	37.6
ROA (income before minority interests/average total assets)	1.45	1.26
RORWA (income before minority interests/risk weighted assets)	2.40	2.12
Equity to assets ratio	4.30	4.42
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     For the six months ended June 30, 2007 the world’s economy remained strong. Indicators of activity in the United States continued to be moderately positive and the European Union extended the encouraging performance of recent quarters. The Spanish economy did likewise and its GDP grew at around 4%. Latin America also grew at a moderate pace as did other emerging economies, especially China.
     As of June 30, 2007 interest rates remain stable in the United States where the Federal Reserve did not modify the benchmark rate of 5.25%. Long-term rates, however, rebounded in the second quarter and the yield curve recovered a normal slope. The European Central Bank lifted its rates a quarter point in June, to 4.0%. This was quickly echoed by market rates for the short and medium terms (one-year Euribor exceeded 4.5%) and especially in long-term market rates (which narrowed the gap with the United States’ rates). Interest rates in

21

Mexico had remained at 7% since May 2006 (the end of the downward cycle) but, as of June 30, 2007 they increased to 7.25% and the interbank rate (TIIE) increased to 7.7%.
     From June 30, 2006 to June 30, 2007, most currencies with a significant effect on the BBVA Group’s financial statements, depreciated against the euro. The evolution of the end-of-period exchange rates had a small negative effect on the period-on-period comparisons of the Group’s balance sheet.
     Average exchange rates, which are used for the conversion of the profit and loss account, have depreciated against the euro for the six months ended June 30, 2007 compared to those in the same period last year. The overall result is that the negative effect of exchange rates on the Group’s income statement was more than 4 percentage points for the six months ended June 30, 2007, compared to more than 7 percentage points in the first quarter.
Factors Affecting the Comparability of our Results of Operations and Financial Condition
     We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars, Peruvian nuevos soles and U.S. dollars. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our Latin American and U.S. subsidiaries are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior year. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our Latin American and U.S. subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our Latin American and U.S. subsidiaries, when their results of operations are included in our consolidated financial statements.
     The assets and liabilities of our subsidiaries which keep their accounts in currencies other than the euro have been translated to euro at the period-end exchange rates for inclusion in our consolidated financial statements. Income statement items have been translated at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 as of June 30, 2007 and 2006, respectively, according to the European Central Bank.

	As of June 30,		From June 30, 2006
	2007	2006	to June 30, 2007
			(in percentages)
Mexican peso	14.5753	13.3881	(8.87)
Venezuelan bolivar	2,898.55	2,638.52	(9.86)
Colombian peso	2,645.50	2,881.84	8.20
Chilean peso	712.25	648.09	(9.90)
Peruvian new sol	4.2784	4.0797	(4.87)
Argentinean peso	4.1882	3.7877	(10.57)
U.S. dollar	1.3505	1.2296	(9.83)
      The main Latin American currencies (other than the Colombian peso) and the U.S. dollar depreciated against the euro, which had a negative impact on our results of operations for the six months ended June 30, 2007 compared to the six months ended June 30, 2006 and therefore affects the comparability of our historical results of operations for these two periods.
BBVA Group Results of Operations
     The changes in the Group’s consolidated income statements for the six months ended June 30, 2007 and 2006 were as follows:

22

	Six months ended
	June 30,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Consolidated Statement of Income
Interest and similar income	11,496	9,048	27.1
Interest expense and similar charges	(7,081)	(5,186)	36.5
Income from equity instruments	198	189	4.7

Net interest income	4,613	4,051	13.9
Share of profit or loss of entities accounted for using the equity method	103	70	47.5
Fee and commission income	2,716	2,535	7.1
Fee and commission expenses	(430)	(385)	11.6
Insurance activity income	341	297	14.9
Gains/(losses) on financial assets and liabilities (net)	1,700	1,146	48.4
Exchange differences (net)	229	210	8.5

Gross income	9,272	7,924	17.0
Sales and income from the provision of non-financial services	420	318	32.1
Cost of sales	(306)	(243)	25.9
Other operating income	71	52	36.3
Personnel expenses	(2,067)	(1,952)	5.9
Other administrative expenses	(1,278)	(1,161)	10.0
Depreciation and amortization	(247)	(233)	5.7
Other operating expenses	(146)	(130)	12.9

Net operating income	5,719	4,575	25.0
Impairment losses (net)	(882)	(655)	34.7
Provision expense (net)	(169)	(342)	(50.6)
Finance income from non-financial activities	—	9	n.m. (1)
Finance expenses from non-financial activities	—	(8)	n.m. (1)
Other gains	325	978	(66.7)
Other losses	(293)	(82)	256.7

Income before tax	4,701	4,475	5.0
Income tax	(1,177)	(1,006)	17

Income from continuing operations	3,524	3,469	1.6
Income from discontinued operations (net)	—	—	—
Consolidated income for the period	3,524	3,469	1.6
Income attributed to minority interests	(150)	(133)	13.6

Income attributed to the Group	3,374	3,336	1.1

(1)	Not meaningful
Net Interest Income
     The following table summarizes the principal components of net interest income for the six months ended June 30, 2007 compared to 2006.

	Six months ended June 30,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Interest and similar income	11,496	9,048	27.1
Interest expense and similar charges	(7,081)	(5,186)	36.5
Income from equity instruments	198	189	4.7

Net interest income	4,613	4,051	13.9

23

     Net interest income for the six months ended June 30, 2007 amounted to €4,613 million, an increase of 13.9% over the €4,051 million obtained in the same period in 2006. This increase was due to the growth in lending and customer funds in all areas, as well as the increase of customer spreads.
     Spreads in the Spanish private sector maintained an upward trend throughout the period. This is because increases in market rates, which are largely transferred to loan yields, increased at a faster pace than the cost of deposits.
     In Mexico, interest rates rebounded slightly. The average TIIE (Tasa de Interés Interbancaria de Equilibrio - Interbank Interest Rate) was 7.7% as of June 30, 2007, compared to 7.3%, as of June 30, 2006. Despite this increase, the yield on loans declined slightly to 15.20% (15.37% in the first quarter) because consumer finance and cards declined in relative terms. The cost of deposits partially reflected the increase in rates, climbing slightly to 2.48% (2.40% in the first quarter of 2007). As a result the customer spread stands at 12.72% compared to 12.97% in the first quarter of 2007 (but still higher than 12.17% in the second quarter of 2006). This means increases in business volume carried over to net interest income, which increased 23.3% in pesos compared to the first half of 2006. The South America area also recorded strong growth in net interest income supported by the higher volume of lending and deposits.
Share of Profit or Loss of Entities Accounted for Using the Equity Method
     Our share of profit from entities accounted for using the equity method was €103 million for the six months ended June 30, 2007, compared to €70 million for the six months ended June 30, 2006. The main contributors were Corporación IBV (€78 million) and CITIC International Financial Holdings in Hong Kong (€9 million).
Net Fee and Commission Income
     Fee and Commission Income
     The breakdown of fee and commission income for the six months ended June 30, 2007 and 2006 is as follows:

	Six months ended June 30,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Commitment fees	27	29	(5.4)
Contingent liabilities	114	99	16.1
Documentary credits	18	16	10.9
Bank and other guarantees	96	83	15.8
Arising from exchange of foreign currencies and banknotes	11	10	14.0
Collection and payment services	1,235	1,105	11.7
Securities services	1,026	1,014	1.20
Counseling on and management of one-off transactions	8	7	9.1
Financial and similar counseling services	9	9	10.6
Factoring transactions	13	10	31.0
Non-banking financial products sales	36	34	6.0
Other fees and commissions	237	218	8.6

Fee and commission income	2,716	2,535	7.1

     Fee and commission income for the six months ended June 30, 2007 amounted to €2,716 million, a 7.1% increase from €2,535 million for the six months ended June 30, 2006, mainly due to a 11.7% increase in collection and payment services to €1,235 million for the six months ended June 30, 2007 from €1,105 million for the six months ended June 30, 2006, primarily due to an increase in business volume.
     Fee and Commission Expenses
     The breakdown of the fee and commission expenses for the six months ended June 30, 2007 and, 2006 is as follows:

24

	Six months ended June 30,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Brokerage fees on lending and deposit transactions	(3)	(5)	(47.3)
Fees and commissions assigned to third parties	(295)	(270)	9.4
Other fees and commissions	(132)	(110)	19.8

Fee and commission expenses	(430)	(385)	11.7

     Fee and commission expenses for the six months ended June 30, 2007 amounted to €430 million, a 11.7% increase from to €385 million for the six months ended June 30, 2006, mainly due to a 9.4% increase in fees and commissions assigned to third parties (fees paid to intermediary service providers) to €295 million for the six months ended June 30, 2007, from €270 million for the six months ended June 30, 2006, as a result of increased business volumes.
Net Fee and Commission Income
     As a result of the foregoing, net fee and commission income for the six months ended June 30, 2007 amounted to €2,286 million, a 6.3% increase from €2,150 million for the six months ended June 30, 2006.
Insurance Activity Income
     Net insurance activity income for the six months ended June 30, 2007 amounted to €341 million, a 14.9% increase from €297 million for the six months ended June 30, 2006, relating mainly to growth in our insurance business in Spain and Portugal.
Gains or Losses on Financial Assets and Liabilities (Net) — Exchange Differences (Net)
     Gains on financial assets (net) amounted to €1,700 million for the six months ended June 30, 2007, a 48.4% increase from €1,146 million for the six months ended June 30, 2006. Net trading income amounted to €1,929 million for the six months ended June 30, 2007, an increase of 42.2% from €1,356 million for the six months ended June 30, 2006. Of this figure, €847 million were capital gains from the disposal of our holding in Iberdrola in February 2007. Exchange differences (net) amounted to €229 million for the six months ended June 30, 2007, an increase of 8.5% from €210 million for the six months ended June 30, 2006.
Gross Income
     As a result of the foregoing, gross income amounted to €9,272 million for the six months ended June 30, 2007, a 17.0% increase from €7,924 million for the six months ended June 30, 2006.
Personnel Expenses
     The breakdown of personnel expenses for the six months ended June 30, 2007 and 2006 is as follows:

	Six months ended June 30,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Wages and salaries	(1,557)	(1,468)	6.1
Social security costs	(271)	(250)	8.3
Transfers to internal pension provisions	(34)	(32)	4.3
Contributions to external pension funds	(28)	(28)	(0.3)
Other personnel expenses	(177)	(174)	1.5

Personnel expenses	(2,067)	(1,952)	5.9

     Personnel expenses for the six months ended June 30, 2007 amounted to €2,067 million, a 5.9% increase from €1,952 million for the six months ended June 30, 2006, mainly due to an increase of business activity and inflation in some countries in the Americas. As of June 30, 2007 the Group had 101,401 employees (95,464 as of June 30, 2006).

25

Other Administrative Expenses
     The breakdown of other administrative expenses for the six months ended June 30, 2007 and 2006 is as follows:

	Six months ended June 30,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Technology and systems	(266)	(255)	4.5
Communications	(112)	(109)	2.9
Advertising	(112)	(97)	15.4
Property, fixtures and materials	(243)	(227)	7.2
Taxes other than income tax	(127)	(104)	21.5
Other expenses	(418)	(369)	13.3

Other administrative expenses	(1,278)	(1,161)	10.0

     Other administrative expenses amounted to €1,278 million for the six months ended June 30, 2007, a 10.0% increase from €1,161 million for the six months ended June 30, 2006. This increase was mainly due to an increase of business activity and inflation in some countries in the Americas.
     We calculate our efficiency ratio as (i) the sum of cost of sales, personnel expenses, other administrative expenses and other operating expenses, divided by (ii) the sum of gross income, sales and income from the provision of non-financial services and other operating income. Our efficiency ratio was 38.7% for the six months ended June 30, 2007 compared to 41.2% for the six months ended June 30, 2006. Including depreciation and amortization expense, our efficiency ratio was 41.6% for the six months ended June 30, 2007 compared to 44.3% for the six months ended June 30, 2006.
Net Operating Income
     Our net operating income for the six months ended June 30, 2007 was €5,719 million, an increase of 25.0% from €4,575 million for the six months ended June 30, 2006.
Impairment Losses (Net)
     Impairment losses (net) was €882 million for the six months ended June 30, 2007, an increase of 34.7% from €655 million for the six months ended June 30, 2006. The increase is mainly due to an increase of 33.1% in loan loss provisions (€865 million for the six months ended June 30, 2007, compared to €650 million for the six months ended June 30, 2006). This was caused by the growth of lending in the Group’s main markets, which continues to require higher reserves.
Provision Expense (Net)
     Provision expense (net) was €169 million for the six months ended June 30, 2007, a decrease of 50.6% from €342 million for the six months ended June 30, 2006, principally due to the lower provisions for early retirements: €81 million for the six months ended June 30, 2007 versus €177 million for the six months ended June 30, 2006.
Other Gains and Losses (Net)
     The breakdown of other gains and losses for the six months ended June 30, 2007 and 2006 is as follows:

	Six months ended June 30,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Gains on sales of tangible assets	281	37	n.m.	(1)
Gains on sale of long-term investments	1	889	n.m.	(1)
Income from the provision of non-typical services	2	1	(42.9)
Other income	42	51	(17.1)

Other gains	326	978	(66.7)

Losses on sales of tangible assets	(14)	(9)	59.7
Losses on long-term investments	(6)	—	n.m.	(1)
Other losses	(273)	(73)	272.9

26

	Six months ended June 30,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Other Losses	(293)	(82)	256.7

Other gains (net)	33	896

(1)	Not meaningful
     Other gains were €326 million for the six months ended June 30, 2007, a decrease of 66.7% from €978 million for the six months ended June 30, 2006, which included the sale of our holdings in BNL (€568 million) and Andorra (€183 million) in 2006. Other items of a non-recurrent nature for the six months ended June 30, 2007, include €235 million of capital gains on the sale of buildings.
     Other losses were €293 million for the six months ended June 30, 2007, an increase of 256.7% from €82 million for the six months ended June 30, 2006, principally due to the contribution of €200 million to BBVA Microfinance Foundation.
Income Tax
     Income tax expense was €1,177 million for the six months ended June 30, 2007 an increase of 17% from €1,006 million for the six months ended June 30, 2006. Our effective tax rate (income tax expense as a percentage of our income before tax) was 25.0% for the six months ended June 30, 2007 compared to 22.5% for the six months ended June 30, 2006.
Income Attributed to Minority Interests
     Income attributed to minority interests amounted to €150 million for the six months ended June 30, 2007, an increase of 13.6% from €133 million for the six months ended June 30, 2006.
Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group amounted to €3,374 million for the six months ended June 30, 2007, a 1.1% increase from €3,336 million for the six months ended June 30, 2006.
Results of Operations by Business Areas
     As described under “Business Overview” section, our business areas for the six months ended June 30, 2007 were the following:
•	Spain and Portugal;

•	Global Businesses;

•	Mexico and USA;

•	South America; and

•	Corporate Activities.
Spain and Portugal

			Change
			Six months ended
	Six months ended June 30,		June 30,
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Net interest income	2,057	1,809	13.7
Share of profit of entities accounted for using the equity method	—	—	—
Net fee and commission income	835	803	4.0
Insurance activity income	224	182	23.1

Basic income(1)	3,116	2,793	11.6
Gains on financial assets and liabilities (net)	131	93	40.3
Gross income	3,247	2,886	12.5
Sales and income from the provision of non-financial services	23	15	51.3
Personnel expenses and other administrative expenses	(1,208)	(1,183)	2.2
Depreciation and amortization	(54)	(52)	3.7

27

Spain and Portugal

			Change
			Six months ended
	Six months ended June 30,		June 30,
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Other operating income and expenses (net)	13	10	28.4

Net operating income	2,021	1,676	20.6
Impairment losses (net)	(291)	(283)	2.7
Net loan loss provisions	(289)	(284)	1.5
Other writedowns	(2)	1	n.m. (2)
Provision expense (net)	—	1	n.m. (2)
Other gains and losses (net)	6	13	(55.3)

Income before tax	1,736	1,407	23.3
Income tax	(564)	(491)	14.7

Income from continuing operations	1,172	916	28.0
Income attributed to minority interests	—	(2)	n.m. (2)

Income attributed to the Group	1,172	914	28.3

(1)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method and net fees and commissions. Basic income is not a line item in our consolidated financial statements.

(2)	Not meaningful.
     Net Interest Income
     Net interest income of this business area amounted to €2,057 million for the six months ended June 30, 2007, a 13.7% increase from €1,809 million for the six months ended June 30, 2006, principally due to an increase in business volume and an improvement in customer spreads. The customer spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in Spain increased (which had grown successively narrower since 2006).
     Basic Income
     Basic income of this business area amounted to €3,116 million for the six months ended June 30, 2007, an increase of 11.6% from €2,793 million for the six months ended June 30, 2006, principally attributable to the aforementioned increase in net interest income and an increase in insurance activity income. Insurance activity income increased 23.1% to €224 million for the six months ended June 30, 2007, from €182 million for the six months ended June 30, 2006.
     Gross Income
     As a result of the foregoing generally, though principally attributable to the increase in net interest income, gross income of this business area amounted to €3,247 million for the six months ended June 30, 2007, an increase of 12.5% from €2,886 million for the six months ended June 30, 2006.
     Net Operating Income
     Personnel and other administrative expenses amounted to €1,208 million for the six months ended June 30, 2007, an increase of 2.2% compared to €1,183 million for the six months ended June 30, 2006.
     Net operating income of this business area amounted to €2,021 million for the six months ended June 30, 2007, an increase of 20.6% compared to €1,676 million for the six months ended June 30, 2006, as expenses remained relatively stable period-on-period despite the increase of income.
     As a result of the foregoing, the efficiency ratio of this business area decreased to 35.8% for the six months ended June 30, 2007, from 39.6% for the six months ended June 30, 2006, as expenses rose at a slower pace than revenues. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 37.4% for the six months ended June 30, 2007, compared to 41.4% for the six months ended June 30, 2006.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for the six months ended June 30, 2007, were €291 million, a 2.7% increase from €283 million for the six months ended June 30, 2006, mainly due to a 1.5% increase in net

28

loan loss provisions to €289 million for the six months ended June 30, 2007, from €284 million for the six months ended June 30, 2006. The business area’s NPL ratio increased to 0.63% for the six months ended June 30, 2007 from 0.52% a year earlier. This is due to the change in the mix of the loan portfolio, with increased weighting of consumer and credit cards as well as SME lending.
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group from this business area for the six months ended June 30, 2007 was €1,172 million, an increase of 28.3% from €914 million for the six months ended June 30, 2006.
Global Businesses

			Change
			Six months
			ended June
	Six months ended June 30,		30,
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Net interest income	25	102	(75.6)
Share of profit of entities accounted for using the equity method	103	47	119.5
Net fee and commission income	266	214	24.6
Insurance activity income	—	—	—

Basic income(1)	394	363	8.6
Gains on financial assets and liabilities (net)	430	278	54.6

Gross income	824	641	28.6
Sales and income from the provision of non-financial services	87	59	47.6
Personnel expenses and other administrative expenses	(251)	(191)	30.9
Depreciation and amortization	(5)	(6)	(7.8)
Other operating income and expenses (net)	3	(1)	n.m. (2)

Net operating income	658	502	31.2
Impairment losses	(60)	(90)	(33.6)
Net loan loss provisions	(60)	(90)	(33.9)
Other writedowns	—	—	—
Provision expense (net)	1	4	(70.2)
Other gains and losses (net)	7	141	(95.3)

Income before tax	606	557	8.9
Income tax	(151)	(127)	19.3

Income from continuing operations	455	430	5.7
Income attributed to minority interests	(4)	(4)	1.9

Income attributed to the Group	451	426	5.7

(1)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method and net fees and commissions. Basic income is not a line item in our consolidated financial statements.

(2)	Not meaningful.
     Net Interest Income
     Net interest income of this business area amounted to €25 million for the six months ended June 30, 2007, a 75.6% decrease from €102 million for the six months ended June 30, 2006. The net interest income includes the cost of funding of the market operations whose revenues are accounted to in “Gains on financial assets and liabilities (net)” caption.
     Basic Income
     Basic income of this business area for the six months ended June 30, 2007 increased 8.6% to €394 million from €363 million for the six months ended June 30, 2006. The share of profit of entities accounted for using the

29

equity method increased 119.5% to €103 million for the six months ended June 30, 2007, from €47 million for the six months ended June 30, 2006, due to Valanza and CITIC International Financial Holdings.
     Gross Income
     As a result of the foregoing and adding the increase in gains on financial assets and liabilities (net) increased 54.6% to €430 million for the six months ended June 30, 2007, from €278 million for the six months ended June 30, 2006, gross income of this business area for the six months ended June 30, 2007, amounted to €824 million, an increase of 28.6% compared to €641 million for the six months ended June 30, 2006.
     Net Operating Income
     Personnel and other administrative expenses of this business area amounted to €251 million for the six months ended June 30, 2007, an increase of 30.9% compared to €191 million for the six months ended June 30, 2006, mainly due to the expansion in Asia and growth plans for the Global Markets and Distribution unit.
     Net operating income of this business area for the six months ended June 30, 2007 was €658 million, a 31.2% increase from €502 million for the six months ended June 30, 2006, because operating expenses increased at a considerably lower pace than revenues.
     The efficiency ratio of this business area was 27.5% for the six months ended June 30, 2007, compared to 27.3% for the six months ended June 30, 2006. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area improved slightly to 28.1% compared to 28.2% for the six months ended June 30, 2006.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for the six months ended June 30, 2007, were €60 million, a 33.6% decrease from €90 million for the six months ended June 30, 2006, mainly due to lower loan loss provisions. The non-performing loan ratio remains at low levels (0.03% and unchanged since June 30, 2006). This allowed loan loss provisions to decline to €60 million (down 33.9%).
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group was €451 million, a 5.7% increase from €426 million for the six months ended June 30, 2006.
Mexico and the United States
     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition” section, the depreciation of the currencies in countries (including Mexico, the U.S. and countries in South America) in which we operate against the euro negatively affected the results of operations of our subsidiaries in such countries in euro terms. The impact is not as significant on the balance sheet as on the income statement.
     In addition, the results of operations of this business area were affected by the acquisition of Texas Regional Bancshares in November 2006 and the acquisition of State National Bancshares in January 2007.

			Change	Change at
			Six months	constant
	Six months ended June 30,		ended June 30,	exchange rate,
	2007	2006	2007/2006	2007/2006
	(in millions of euro)		(in percentages)
Net interest income	1,989	1,664	19.5	29.8
Share of profit of entities accounted for using the equity method	1	(2)	n.m. (2)	n.m. (2)
Net fee and commission income	750	697	7.7	17.0
Insurance activity income	146	145	0.6	9.3

Basic income(1)	2,886	2,504	15.3	25.2
Gains on financial assets and liabilities (net)	96	105	(8.3)	(0.4)

Gross income	2,982	2,609	14.3	24.2
Sales and income from the provision of non-financial services	(3)	(1)	148.8	170.4
Personnel expenses and other administrative expenses	(1,061)	(960)	10.5	20.2

30

			Change	Change at
			Six months	constant
	Six months ended June 30,		ended June 30,	exchange rate,
	2007	2006	2007/2006	2007/2006
	(in millions of euro)		(in percentages)
Depreciation and amortization	(74)	(60)	22.7	33.2
Other operating income and expenses (net)	(61)	(57)	6.4	17.7

Net operating income	1,783	1,531	16.4	26.5
Impairment losses	(453)	(295)	53.5	66.7
Net loan loss provisions	(443)	(287)	54.6	68.0
Other writedowns	(10)	(8)	14.4	24.4
Provision expense (net)	(13)	(53)	(74.8)	(72.6)
Other gains and losses (net)	(2)	—	n.m. (2)	n.m. (2)

Income before tax	1,315	1,183	11.1	20.8
Income tax	(365)	(357)	2.1	11.0

Income from continuing operations	950	826	15.0	25.0
Income attributed to minority interests	(1)	(1)	(25.5)	(19.1)

Income attributed to the Group	949	825	15.1	25.0

(1)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our consolidated financial statements.

(2)	Not meaningful.
     Net Interest Income
     Net interest income of this business area amounted to €1,989 million for the six months ended June 30, 2007, a 19.5% increase from €1,664 million for the six months ended June 30, 2006, due to principally to an increase in this business area’s overall business volume, which was driven mainly by increases in loans and advances to customers.
     Basic Income
     Basic income of this business area amounted to €2,886 million for the six months ended June 30, 2007, an increase of 15.3% from €2,504 million for the six months ended June 30, 2006, principally attributable to the aforementioned increases in net interest income.
     Gross Income
     Gross income of this business area for the six months ended June 30, 2007, amounted to €2,982 million, an increase of 14.3% compared to €2,609 million for the six months ended June 30, 2006.
     Net Operating Income
     Personnel and other administrative expenses of this business area amounted to €1,061 million for the six months ended June 30, 2007, an increase of 10.5% compared to €960 million for the first half of 2006, mainly due to an increase in business activity.
     Net operating income of this business area for the six months ended June 30, 2007, was €1,783 million, a 16.4% increase from €1,531 million for the six months ended June 30, 2006, because operating expenses including depreciation increased at a lower pace than revenues.
     As a result of the foregoing, the efficiency ratio of this business area was 35.6% for the six months ended June 30, 2007 compared to 36.8% for the six months ended June 30, 2006. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 38.1% for the six months ended June 30, 2007, compared to 39.1% for the six months ended June 30, 2007.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for the six months ended June 30, 2007 amounted €453 million, a 53.5% increase from €295 million for the six months ended June 30, 2006, mainly due to an increase of 54.6% in loan loss provisions. The business area’s non-performing loan ratio has increased from 2.21% as of December 31, 2006 to 2.28% as of June 30, 2007.

31

     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group from this business area for the six months ended June 30, 2007, was €949 million, an increase of 15.1% from €825 million for the six months ended June 30, 2006.
South America
     For a discussion of the appreciation/depreciation of South American currencies relative to the euro which affects the comparability of our results of operations and financial condition in this business area, see above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition” section.

			Change		Change at
			Six months		constant
	Six months ended June 30,		ended June 30,		exchange rate,
	2007	2006	2007/2006		2007/2006
	(in millions of euro)		(in percentages)
Net interest income	765	627	21.9		28.3
Share of profit of entities accounted for using the equity method	—	2	n.m.	(2)	n.m. (2)
Net fee and commission income	449	405	10.9		17.8
Insurance activity income	(17)	(12)	44.8		73.8

Basic income(1)	1,197	1,022	17.1		23.3
Gains on financial assets and liabilities (net)	136	169	(19.1)		(12.3)

Gross income	1,333	1,191	11.9		18.4
Sales and income from the provision of non-financial services	—	3	n.m.	(2)	n.m. (2)
Personnel expenses and other administrative expenses	(568)	(537)	5.9		11.6
Depreciation and amortization	(43)	(44)	(2.5)		2.6
Other operating income and expenses (net)	(23)	(22)	4.7		8.8

Net operating income	699	591	18.3		25.7
Impairment losses	(73)	(46)	58.4		69.6
Net loan loss provisions	(69)	(46)	49.4		58.7
Other writedowns	(4)	—	n.m.	(2	n.m. (2)
Provision expense (net)	(20)	(37)	(46.2)		(41.3)
Other gains and losses (net)	(9)	(4)	100.1		82.2

Income before tax	597	504	18.6		25.8
Income tax	(123)	(107)	15.0		23.2

Income from continuing operations	474	397	19.5		26.5
Income attributed to minority interests	(148)	(116)	27.0		36.0

Income attributed to the Group	326	281	16.0		22.7

(1)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our consolidated financial statements.

(2)	Not meaningful.

32

     Net Interest Income
     Net interest income of this business area amounted to €765 million for the six months ended June 30, 2007, a 21.9% increase from €627 million for the six months ended June 30, 2006, principally due to the higher business volumes.
     Basic Income
     Basic income of this business area for the six months ended June 30, 2007 amounted to €1,197 million, an increase of 17.1% from €1,022 million for the six months ended June 30, 2006, principally attributable to the increase in net interest income and net fee and commission income.
     Gross Income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2007, amounted to €1,333 million, an increase of 11.9% from €1,191 million for the six months ended June 30, 2006. Net gains on financial assets and liabilities amounted to €136 million for the six months ended June 30, 2007, a 19.1% decrease from €169 million for the six months ended June 30, 2006, which included significant capital gains on disposals from the securities portfolio, especially in Argentina.
     Net Operating Income
     Personnel and other administrative expenses of this business area for the six months ended June 30, 2007 amounted to €568 million, an increase of 5.9% compared to €537 million for the six months ended June 30, 2006, mainly due to increase marketing and sales cost. The relatively high inflation in two main countries (Venezuela and Argentina) also contributed to the rise in costs.
     Despite this, expenses grew less than revenues and the efficiency ratio of this business area improved to 42.6% for the six months ended June 30, 2007 from 44.9% for the six months ended June 30, 2006. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 45.8% for the six months ended June 30, 2007 compared to 48.6% for the six months ended June 30, 2006.
     Net operating income of this business area for the six months ended June 30, 2007 amounted to €699 million, an increase of 18.3% compared to €591 million for the six months ended June 30, 2006.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for the six months ended June 30, 2007 was €73 million, a 58.4% increase from €46 million for the six months ended June 30, 2006, mainly due to the sharp rise in business volumes. The business area’s non-performing loan ratio was 2.51% as of June 30, 2007 compared to 3.15% as of June 30, 2006.
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group from this business area for the six months ended June 30, 2007 was €326 million, an increase of 16.0% from €281 million area for the six months ended June 30, 2006.
Corporate Activities

			Change
			Six months
	Six months ended June 30,		ended June 30,
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Net interest income / (expense)	(222)	(151)	46.4
Share of profit of entities accounted for using the equity method	(1)	24	n.m. (2)
Net fee and commission income	(15)	31	n.m. (2)
Insurance activity loss	(12)	(19)	(35.5)

Basic income/loss(1)	(250)	(115)	117.1
Gains on financial assets and liabilities (net)	1,136	712	59.6

Gross income	886	597	48.5
Sales and income from the provision of non-financial services	6	(1)	n.m. (2)

33

			Change
			Six months
	Six months ended June 30,		ended June 30,
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Personnel expenses and other administrative expenses	(257)	(242)	6.5
Depreciation and amortization	(71)	(71)	0.3
Other operating income and expenses (net)	(6)	(9)	(27.3)

Net operating income	558	274	103.8
Impairment losses	(5)	60	n.m. (2)
Net loan loss provisions	(5)	58	n.m. (2)
Other writedowns	—	2	n.m. (2)
Provision expense (net)	(137)	(259)	(47.0)
Other gains and losses (net)	31	748	(95.8)

Loss before tax	447	823	(45.7)
Income tax	26	76	(66.4)

Loss from ordinary activities	473	899	(47.4)
Income or loss attributed to minority interests	3	(9)	n.m. (2)

Loss attributed to the Group	476	890	(46.5)

(1)	Basic income/(loss) for this business area consists of net interest income/(expense), share of profit/(loss) of entities accounted for using the equity method, net fee and commission income and insurance activity income/(loss). Basic income/(loss) is not a line item in our consolidated financial statements.

(2)	Not meaningful.
     Net Interest Income/(Expense)
     Net interest expense of this business area amounted to €222 million for the six months ended June 30, 2007, a 46.4% increase from €151 million for the six months ended June 30, 2006, due to principally to the divestment of Banc Internacional de Andorra, whose earnings were booked to this area until April 2006.
     Share of Profit of Entities Accounted for Using the Equity Method
     Share of profit of entities accounted for using the equity method of this business area for the six months ended June 30, 2007 amounted to €1 million compared to €24 million for the six months ended June 30, 2006, a decrease mainly due to the divestment of the Bank’s holding in Banca Nazionale del Lavoro in 2006.
     Basic Income/(Loss)
     Basic loss of this business area for the six months ended June 30, 2007, amounted to €250 million compared to basic income of €115 million for the six months ended June 30, 2006. This was principally attributable to the foregoing, and decrease in net fee and commission income due to the sale of our holding in Andorra.
     Gains on Financial Assets and Liabilities (Net)
     Gains on financial assets and liabilities (net) of this business area for the six months ended June 30, 2007 amounted to €1,136 million, an increase of 59.6% from €712 million for the six months ended June 30, 2006. Gains on financial assets and liabilities for the six months ended June 30, 2007 include €847 million in capital gains from the disposal of our holding in Iberdrola.
     Gross Income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2007 amounted to €886 million, an increase of 48.5% from €597 million for the six months ended June 30, 2006.
     Net Operating Income
     As a result of the foregoing, net operating income of this business area for the six months ended June 30, 2007 was €558 million, a 103.8% increase from €274 million for the six months ended June 30, 2006.

34

     Provision Expense (net)
     Provision expense (net) amounted to €137 million for the six months ended June 30, 2007, a 47% decrease from €259 million for the six months ended June 30, 2006. Provision expense (net) includes €81 million for early retirement expenses, as against €177 million for the six months ended June 30, 2006.
     Other Gains and Losses (Net)
     Other gains and losses (net) amounted €31 million for the six months ended June 30, 2007, a significant decrease from €748 million for the six months ended June 30, 2006. For the six months June 30, 2007, other gains and losses included principally earnings from the sale of properties owned by the Group, which generated €235 million in capital gains as part of the project to establish a new corporate headquarters, and expenses of €200 million due to a charge made to fund the BBVA microfinance foundation. For the six months June 30, 2006, these gains and losses included non-recurrent earnings generated by the sale of our holdings in BNL (€568 million) and Andorra (€183 million).
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group was €476 million for the six months ended June 30, 2007, a 46.5% decrease from €890 million for the six months ended June 30, 2006.
Material Differences between U.S. GAAP and the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
     Our interim consolidated financial statements for the six months ended June 30, 2007 and 2006 have been prepared in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differ in certain respects from U.S. GAAP. The tables included in Exhibit I to our interim consolidated financial statements give the effect that application of U.S. GAAP would have on income for the year and stockholders’ equity as reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
Reconciliation to U.S. GAAP
     As of June 30, 2007, December 31, 2006 and June 30, 2006, stockholders’ equity (Total Equity under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) was €23,705 million, €22,318 million and €17,528 million, respectively.
     As of June 30, 2007, December 31, 2006 and June 30, 2006, stockholders’ equity under U.S. GAAP would have been €31,377 million, €30,461 million and €25,535 million, respectively.
     The increase in stockholders’ equity under U.S. GAAP as of June 30, 2007, December 31, 2006 and June 30, 2006 as compared with stockholders’ equity under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004). See Note 60 to our consolidated financial statements.
     As of June 30, 2007 and 2006, income attributed to the Group under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €3,374 million and €3,336 million, respectively.
     As of June 30, 2007 and 2006, net income under U.S. GAAP would have been €3,004 million and €3,306 million, respectively.
     The differences in net income for the six months ended June 30, 2007 under U.S. GAAP as compared with income attributed to the Group for the six months ended June 30, 2007 under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the following reconciliation items: “loans adjustments” and “accounting of goodwill”.
     See “Exhibit I: U.S. GAAP Reconciliation” for a quantitative reconciliation of net income and stockholders’ equity to U.S. GAAP.
Liquidity and Capital Resources
     Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access

35

the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain, mostly short-term and at market interest rates, which is a common practice in Spain.
     The following table shows the balances as of June 30, 2007 and December 31, 2006 of our principal sources of funds:

		As of
	As of June 30,	December 31,
	2007	2006
	(in millions of euros)
Customer deposits	223,793	192,374
Due to credit entities	63,591	57,805
Debt securities in issue	100,842	91,271
Other financial liabilities	8,339	6,995

Total	396,565	348,445

Customer deposits
     Our total customer funds (customer deposits, excluding assets sold under repurchase agreements) amounted to €206 billion as of June 30, 2007, an increase of 16.33% from €173 billion as of December 31, 2006. Including assets sold under repurchase agreements, customer funds amounted to €223 billion as of June 30, 2007, an increase of 16.33% from €192 billion as of December 31, 2006. Customer funds increased principally due to an increase in time deposits and savings accounts in Spain.
Capital Markets
     We have increased debt issuances in the domestic and international capital markets in order to finance our activities and as of June 30, 2007 we had €86,344 million of (secured and unsecured) senior debt outstanding (€76,861 million as of December 31, 2006), comprising €80,278 million in bonds and debentures (€69,305 million as of December 31, 2006) and €6,066 million in promissory notes and other securities (€7,556 million as of December 31, 2006). See Note 25.4 to the interim consolidated financial statements. A total of €10,396 million in subordinated debt and €4,461 million in preferred stock issued or guaranteed by Banco Bilbao Vizcaya Argentaria S.A. was outstanding as of June 30, 2007, compared to €9,385 million and €4,025 million outstanding as of December 31, 2006, respectively. See Note 25.5 to the interim consolidated financial statements.
     The average maturity of our outstanding debt as of June 30, 2007 was the following:

Senior debt	4 years
Subordinated debt (except Preferred shares)	9 years
     The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of June 30, 2007, our credit ratings were as follows:

	Long Term	Short Term	Financial Strength
Moody’s	Aa1	P-1	B
Fitch—IBCA	AA-	F1+	A/B
Standard & Poor’s	AA-	A-1+	—
Generation of Cash Flow
     We operate in Spain and over 30 other countries, mainly in Europe and Latin America. Other than in Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted or that, if adopted, they

36

will not negatively affect our liquidity. The geographic diversification of our businesses, however, limits the effect of any restrictions that could be adopted in any given country.
     We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
Capital
     Under the Bank of Spain’s capital adequacy regulations, as of June 30, 2007, and December 31, 2006 we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%.
     As of December 31, 2006, this ratio was 11.23% and our stockholders’ equity exceeded the minimum level required by 40.4%. As of June 30, 2007, this ratio declined to 9.99% and our stockholders’ equity exceeded the minimum level required by 24.5%. However, based purely on the framework of the Basel Accord and using such additional assumptions as we consider appropriate, we have estimated that as of June 30, 2007 and December 31, 2006 our consolidated Tier I risk-based capital ratio was 7.8% and 7.8%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 11.8% and 12.0%, respectively. The Basel Accord recommends that these ratios be at least 4% and 8%, respectively, and under Basel II, the recommended ratios are a minimum of 4% and 8%, respectively.
Off-Balance Sheet Arrangements
     In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of June 30,	As of December 31,
	2007	2006
	(in millions of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	79	44
Guarantees and other sureties	46,121	37,002
Other contingent liabilities	6,406	5,235

Total contingent liabilities	52,606	42,281

Commitments:
Balances drawable by third parties:
Credit entities	2,631	4,356
Public authorities	4,124	3,122
Other domestic customers	40,557	43,730
Foreign customers	42,251	47,018

Total balances drawable by third parties	89,563	98,226
Other commitments	8,269	4,995

Total commitments	97,832	103,221

Total contingent liabilities and commitments	150,438	145,502

37

     In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of June 30, 2006 and December 31, 2006:

		As of
	As of June	December 31,
	30, 2007	2006
	(in millions of euros)
Mutual funds	60,669	58,452
Pension funds	61,206	57,147
Other managed assets	27,438	26,465

Total	149,313	142,064

MAJOR SHAREHOLDERS
     As of June 30, 2007, no shareholder beneficially held more than five percent of BBVA’s shares, but as of September 27, 2007 Mr. Manuel Jove Capellan owned 5.010% of BBVA’s shares, 5.008% of the shares are held indirectly by his owned-company IAGA GESTION DE INVERSIONES, S.L. BBVA’s major shareholders do not have different voting rights from those held by the rest of its shareholders. As of September 30, 2007, there were 885,083 registered holders of BBVA’s shares, with a total of 934,861,896 shares held by 187 shareholders with registered addresses in the United States. Since certain of such shares and American Depositary Receipts (“ADRs”) are held by nominees, the foregoing figures are not representative of the number of beneficial holders. BBVA’s directors and executive officers did not own any ADRs as of June 30, 2007.

38

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2007
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Notes 1 to 8)

	Millions of euros
	As of June
	30, 2007	As of December
ASSETS	Unaudited	31, 2006

CASH AND BALANCES WITH CENTRAL BANKS (Note 9)	17,242	12,515

FINANCIAL ASSETS HELD FOR TRADING (Note10)	59,195	51,835

Loans and advances to credit institutions	—	—

Money market operations through counterparties	—	—

Loans and advances to other debtors	—	—

Debt securities	33,277	30,470

Other equity instruments	12,563	9,949

Trading derivatives	13,355	11,416

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 11)	905	977

Loans and advances to credit institutions	—	—

Money market operations through counterparties	—	—

Loans and advances to other debtors	—	—

Debt securities	69	56

Other equity instruments	836	921

AVAILABLE-FOR-SALE FINANCIAL ASSETS (Note 12)	40,540	42,267

Debt securities	30,778	32,230

Other equity instruments	9,762	10,037

LOANS AND RECEIVABLES (Note 13)	322,452	279,855

Loans and advances to credit institutions	36,806	17,050

Money market operations through counterparties	—	100

Loans and advances to other debtors	278,548	256,565

Debt securities	76	77

Other equity instruments	7,022	6,063

HELD-TO-MATURITY INVESTMENTS (Note 14)	5,706	5,906

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—

HEDGING DERIVATIVES (Note 15)	1,799	1,963

NON-CURRENT ASSETS HELD FOR SALE (Note 16)	268	186

Loans and advances to credit institutions	—	—

Loans and advances to other debtors	—	—

Debt securities	—	—

Equity instruments	—	—

Tangible assets	268	186

Other assets	—	—

INVESTMENTS (Note 17)	1,423	889

Associates	717	206

Jointly controlled entities	706	683

INSURANCE CONTRACTS LINKED TO PENSIONS	—	—

REINSURANCE ASSETS (Note 18)	33	32

TANGIBLE ASSETS (Note 19)	4,816	4,527

Property, plants and equipment	4,033	3,816

Investment properties	62	61

Other assets leased out under an operating lease	721	650

	Millions of euros
	As of June
	30, 2007	As of December
ASSETS (Continuation)	Unaudited	31, 2006

INTANGIBLE ASSETS (Note 20)	3,474	3,269

Goodwill	3,170	2,973

Other intangible assets	304	296

TAX ASSETS (Note 36)	5,498	5,278

Current	809	387

Deferred	4,689	4,891

PREPAYMENTS AND ACCRUED INCOME (Note 21)	465	674

OTHER ASSETS (Note 22)	2,627	1,743

Inventories	440	470

Other	2,187	1,273

TOTAL ASSETS	466,443	411,916

The accompanying Notes 1 to 59 and Appendixes I to V are an integral part of the unaudited condensed consolidated balance sheet as of June 30, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006
(Notes 1 to 8)

	Millions of euros
	As of June
	30, 2007	As of December
LIABILITIES AND EQUITY	Unaudited	31, 2006

FINANCIAL LIABILITIES HELD FOR TRADING (Note 10)	17,918	14,923

Deposits from credit institutions	—	—

Money market operations through counterparties	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Trading derivatives	15,277	13,218

Short positions	2,641	1,705

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 23)	517	582

Deposits from credit institutions	—	—

Deposits from other creditors	517	582

Debt certificates	—	—

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY (Note 24)	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

FINANCIAL LIABILITIES AT AMORTISED COST (Note 25)	396,565	348,445

Deposits from central banks	13,868	15,238

Deposits from credit institutions	49,723	42,567

Money market operations through counterparties	24	223

Deposits from other creditors	223,793	192,374

Debt certificates	85,885	77,674

Subordinated liabilities	14,957	13,597

Other financial liabilities	8,315	6,772

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—

HEDGING DERIVATIVES (Note 15)	3,419	2,280

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Other liabilities	—	—

LIABILITIES UNDER INSURANCE CONTRACTS (Note 26)	10,084	10,121

PROVISIONS (Note 27)	8,479	8,649

Provisions for pensions and similar obligations	6,161	6,358

Provisions for taxes	238	232

Provisions for contingent exposures and commitments	499	502

Other provisions	1,581	1,557

TAX LIABILITIES (Note 36)	2,132	2,369

Current	492	622

Deferred	1,640	1,747

ACCRUED EXPENSES AND DEFERRED INCOME (Note 21)	1,833	1,510

OTHER LIABILITIES (Note 22)	1,791	719

TOTAL LIABILITIES	442,738	389,598

	Millions of euros
	As of June
	30, 2007	As of December
LIABILITIES AND EQUITY (Continuation)	Unaudited	31, 2006

MINORITY INTERESTS (Note 29)	797	768

VALUATION ADJUSTMENTS	2,832	3,341

Available-for-sale financial assets (Note 12)	3,017	3,356

Financial liabilities at fair value through equity	—	—

Cash flow hedges	(19)	17

Hedges of net investments in foreign operations	61	(5)

Exchange differences	(227)	(27)

Non-current assets held for sale	—	—

STOCKHOLDER ’S EQUITY	20,076	18,209

Capital (Note 31)	1,740	1,740

Issued	1,740	1,740

Unpaid and uncalled (-)	—	—

Share premium (Note 32)	9,579	9,579

Reserves (Note 33)	6,111	3,629

Accumulated reserves (losses)	5,647	3,268

Retained earnings	—	—

Reserves (losses) of entities accounted for using the equity method	464	361

Associates	38	26

Jointly controlled entities	426	335

Other equity instruments	50	35

Equity component of compound financial instruments	—	—

Other (Note 28)	50	35

Less: Treasury shares (Note 34)	(239)	(147)

Income attributed to the Group	3,374	4,736

Less: Dividends and remuneration	(539)	(1,363)

TOTAL EQUITY (Note 30)	23,705	22,318

TOTAL LIABILITIES AND EQUITY	466,443	411,916

	Millions of euros
	As of June
	30, 2007	As of December
MEMORANDUM ITEMS	Unaudited	31, 2006

CONTINGENT EXPOSURES (Note 38)	52,606	42,281

Financial guarantees	50,041	41,449

Assets encumbered by third-party obligations	—	—

Other contingent exposures	2,565	832

CONTINGENT COMMITMENTS (Note 38)	97,832	103,221

Drawable by third parties	89,563	98,226

Other commitments	8,269	4,995

The accompanying Notes 1 to 59 and Appendixes I to V are an integral part of the unaudited condensed consolidated balance sheet as of June 30, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2007 AND 2006
(Notes 1 to 8)

	Millions of euros
	Six months ended June 30,
	2007	2006
	Unaudited	Unaudited

INTEREST AND SIMILAR INCOME (Note 43)	11,496	9,048

INTEREST EXPENSE AND SIMILAR CHARGES (Note 43)	(7,081)	(5,186)

Income on equity having the nature of a financial liability	—	—

Other	(7,081)	(5,186)

INCOME FROM EQUITY INSTRUMENTS (Note 44)	198	189

NET INTEREST INCOME	4,613	4,051

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (Note 17)	103	70

Associates	20	44

Jointly controlled entities	83	26

FEE AND COMMISSION INCOME (Note 45)	2,716	2,535

FEE AND COMMISSION EXPENSES (Note 46)	(430)	(385)

INSURANCE ACTIVITY INCOME (Note 47)	341	297

Insurance and reinsurance premium income	1,222	1,284

Reinsurance premiums paid	(31)	(35)

Benefits paid and other insurance-related expenses	(809)	(736)

Reinsurance income	12	28

Net provisions for insurance contract liabilities	(384)	(490)

Finance income	471	456

Finance expense	(140)	(210)

GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET) (Note 48)	1,700	1,146

Held for trading	335	336

Other financial instruments at fair value through profit or loss	28	11

Available-for-sale financial assets	1,234	781

Loans and receivables	59	72

Other	44	(54)

EXCHANGE DIFFERENCES (NET)	229	210

GROSS INCOME	9,272	7,924

SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES (Note 49)	420	318

COST OF SALES (Note 49)	(306)	(243)

OTHER OPERATING INCOME (Note 50)	71	52

PERSONNEL EXPENSES (Note 51)	(2,067)	(1,952)

OTHER ADMINISTRATIVE EXPENSES (Note 52)	(1,278)	(1,161)

DEPRECIATION AND AMORTISATION	(247)	(233)

Tangible assets (Note 19)	(201)	(191)

Intangible assets (Note 20)	(46)	(42)

OTHER OPERATING EXPENSES (Note 50)	(146)	(130)

NET OPERATING INCOME	5,719	4,575

	Millions of euros
	Six months ended June 30,
	2007	2006
	Unaudited	Unaudited

NET OPERATING INCOME	5,719	4,575

IMPAIRMENT LOSSES (NET)	(882)	(655)

Available-for-sale financial assets (Note 12)	(5)	13

Loans and receivables (Note 13)	(865)	(650)

Held-to-maturity investments (Note 14)	—	—

Non-current assets held for sale (Note 16)	(9)	(12)

Investments	—	—

Tangible assets (Note 19)	(1)	—

Goodwill (Notes 17 and 20)	—	(5)

Other intangible assets	(1)	—

Other assets	(1)	(1)

PROVISION EXPENSE (NET) (Note 27)	(169)	(342)

FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES (Note 53)	—	9

FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES (Note 53)	—	(8)

OTHER GAINS (Note 54)	326	978

Gains on disposal of tangible assets	281	37

Gains on disposal of investment	1	889

Other	44	52

OTHER LOSSES (Note 54)	(293)	(82)

Losses on disposal of tangible assets	(14)	(9)

Losses on disposal of investment	(6)	—

Other	(273)	(73)

INCOME BEFORE TAX	4,701	4,475

INCOME TAX (Note 36)	(1,177)	(1,006)

INCOME FROM ORDINARY ACTIVITIES	3,524	3,469

INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—

CONSOLIDATED INCOME FOR THE PERIOD	3,524	3,469

INCOME ATRIBUTED TO MINORITY INTEREST (Note 29)	(150)	(133)

INCOME ATRIBUTED TO THE GROUP	3,374	3,336

EARNINGS PER SHARE FOR CONTINUING OPERATIONS (Note 5)
Basic earnings per share	0.96	0.98

Diluted earnings per share	0.96	0.98

The accompanying Notes 1 to 59 and Appendixes I to V are an integral part of the unaudited condensed consolidated income statement for the six months period ended June 30, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED STATEMENTS OF
RECOGNIZED INCOME AND EXPENSE FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2007 AND 2006
(Notes 1 to 8)

	Millions of euros
	Six months ended June 30,
	2007	2006
	Unaudited	Unaudited

NET INCOME RECOGNISED DIRECTLY IN EQUITY	(509)	(1,754)

Available-for-sale financial assets	(339)	(1,040)

Revaluation gains/losses	752	(820)

Amounts removed to income statement	(1,234)	(780)

Income tax	143	560

Reclassifications	—	—

Other financial liabilities at fair value	—	—

Revaluation gains/losses	—	—

Amounts removed to income statement	—	—

Income tax	—	—

Cash flow hedges	(36)	(9)

Revaluation gains/losses	(51)	(14)

Amounts removed to income statement	—	—

Amounts removed to the initial carrying amount of the hedged items	—	—

Income tax	15	5

Hedges of net investment in foreign operations	66	410

Revaluation gains/losses	93	631

Amounts removed to income statement	—	—

Income tax	(27)	(221)

Exchange differences	(200)	(1,115)

Translation gains/losses	(285)	(1,715)

Amounts removed to income statement	—	—

Income tax	85	600

Non-current assets held for sale	—	—

Revaluation gains	—	—

Amounts removed to income statement	—	—

Income tax	—	—

Reclassifications	—	—

CONSOLIDATED INCOME FOR THE PERIOD	3,524	3,469

Published consolidated income for the period	3,524	3,469

Adjustments due to changes in accounting policy	—	—

Adjustments made to correct errors	—	—

TOTAL INCOME AND EXPENSES FOR THE PERIOD	3,015	1,714

Parent entity	2,865	1,582

Minority interest	150	132

MEMORANDUM ITEM: EQUITY ADJUSTMENTS ALLOCABLE TO PRIOR PERIODS	—	—

Due to changes in accounting policies	—	—

Stockholder ’s Equity	—	—

Valuation adjustments	—	—

Minority interests	—	—

Due to errors	—	—

Stockholder ’s Equity	—	—

Valuation adjustments	—	—

Minority interests	—	—

The accompanying Notes 1 to 59 and Appendixes I to V are an integral part of the unaudited condensed consolidated statement of changes in equity (consolidated statement of recognized income and expense) for the six months period ended June 30, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX MONTHS PERIODS ENDED JUNE
30, 2007 AND 2006
(Notes 1 to 8)

	Millions of euros
	Six months ended June 30,
	2007	2006
	Unaudited	Unaudited

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated profit for the period	3,524	3,469

Adjustment to profit:	2,466	1,767

Depreciation of tangible assets (+)	201	191

Amortisation of intangible assets (+)	46	42

Impairment losses (net) (+/-)	881	655

Net provisions for insurance contract liabilities (+/-)	384	490

Provision expense (net) (+/-)	169	342

Gains/Losses on disposal of tangible assets (+/-)	(296)	—

Gains/Losses on disposal of investment (+/-)	(7)	(889)

Share of profit or loss of entities accounted for using the equity method (net of dividends) (+/-)	(45)	(70)

Taxes (+/-)	1,177	1,007

Other non-monetary items (+/-)	(44)	—

Adjusted profit	5,990	5,236

Net increase/decrease in operating assets	(50,237)	(2,491)

Financial assets held for trading	(7,359)	(5)

Loans and advances to credit institutions	—	—

Money market operations through counterparties	—	—

Loans and advances to other debtors	—	—

Debt securities	(2,807)	(1,255)

Other equity instruments	(2,614)	(2,488)

Trading derivatives	(1,938)	3,738

Other financial assets at fair value through profit or loss	72	536

Loans and advances to credit institutions	—	—

Money market operations through counterparties	—	—

Loans and advances to other debtors	—	—

Debt securities	(13)	226

Other equity instruments	85	310

Available-for-sale financial assets	1,707	6,700

Debt securities	1,456	6,251

Other equity instruments	251	449

Loans and receivables	(44,074)	(9,012)

Loans and advances to credit institutions	(19,671)	7,485

Money market operations through counterparties	100	—

Loans and advances to other debtors	(23,559)	(13,806)

Debt securities	2	253

Other financial assets	(946)	(2,944)

Other operating assets	(583)	(710)

	Millions of euros
	Six months ended June 30,
	2007	2006
	Unaudited	Unaudited

Net increase/decrease in operating liabilities	50,405	(1,733)

Financial liabilities held for trading	2,996	(2,892)

Deposits from credit institutions	—	—

Money market operations through counterparties	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Trading derivatives	2,059	(2,875)

Short positions	937	(17)

Other financial liabilities at fair value through profit or loss	(66)	(92)

Deposits from credit institutions	—	—

Deposits from other creditors	(66)	(92)

Debt certificates	—	—

Financial liabilities at fair value through equity	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Financial liabilities measured at amortised cost	45,848	6,545

Deposits from central banks	(1,370)	(1,332)

Deposits from credit institutions	7,144	250

Money market operations through counterparties	(200)	—

Deposits from other creditors	29,254	(9,063)

Debt certificates	9,477	14,359

Other financial liabilities	1,543	2,331

Other operating liabilities	1,627	(5,294)

Total net cash flows from operating activities (1)	6,158	1,012

CASH FLOWS FROM INVESTING ACTIVITIES	(994)	(489)

Investment (-)	(1,472)	(2,238)

Group entities, jointly controlled entities and associates	(781)	(100)

Tangible assets	(687)	(69)

Intangible assets	(4)	(11)

Held-to-maturity investments	—	(2,058)

Other financial assets	—	—

Other assets	—	—

Divestments (+)	478	1,749

Group entities, jointly controlled entities and associates	65	1,691

Tangible assets	213	58

Intangible assets	—	—

Held-to-maturity investments	200	—

Other financial assets	—	—

Other assets	—	—

Total net cash flows investing activities (2)	(994)	(489)

CASH FLOWS FROM FINANCING ACTIVITIES	(275)	(2,050)

Issuance/ Redemption of capital (+/-)	—	—

Acquisition of own equity instruments (-)	(6,167)	(3,425)

Disposal of own equity instruments (+)	5,995	3,333

Issuance/Redemption of other equity instruments (+/-)	(15)	23

Issuance/Redemption of subordinated liabilities(+/-)	1,445	(756)

Issuance/Redemption of other long-term liabilities (+/-)	—	—

Increase/Decrease in minority interest (+/-)	(91)	(206)

Dividends paid (-)	(1,387)	(1,019)

Other items relating to financing activities (+/-)	(55)	—

Total net cash flows from financing activities (3)	(275)	(2,050)

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(148)	(569)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	4,741	(2,096)

Cash or cash equivalents at beginning of period	12,496	12,317

Cash or cash equivalents at end of period	17,237	10,221

The accompanying Notes 1 to 59 and Appendixes I to V are an integral part of the unaudited condensed consolidated cash flow statement for the six months period ended June 30, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD
FROM 1 JANUARY 2007 TO 30 JUNE 2007
1. INTRODUCTION, BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION
1.1. INTRODUCTION
Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank leads its business through branches and offices located throughout Spain and abroad.
The bylaws of association and other public information on the Bank can be consulted both at its registered office (Plaza San Nicolás, 4, Bilbao) and on its official website, www.bbva.com.
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries, jointly controlled entities and associates that engage in various business activities and which compose, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group (“the Group” or “BBVA Group”). Therefore, the Bank is obliged to prepare, in addition to its own financial statements, the Group’s consolidated financial statements.
As of June 30, 2007 the Group was composed by 314 entities that were fully consolidated, 5 were consolidated by the proportionate method and 66 entities accounted for using the equity method (Notes 3 and 17 and appendix I to III of the accompanying unaudited condensed consolidated financial statements).
The Group’s consolidated financial statements as of December 31, 2006 were approved by the shareholders at the Bank’s Annual General Meeting on March 16, 2007.
1.2. BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”). The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (the “Circular” or “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS. Therefore, the Group is required to prepare its condensed consolidated financial statements for the six months ended June 30, 2007 and 2006 in conformity with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
Under IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has entity specific historical loss experience. In applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in the consolidated financial statements the Group must follow the methodology developed by the Bank of Spain in relation to allowances for loan losses based on historical statistical data relating to the entire Spanish financial system (peer group) until such time as the Bank of Spain has reviewed and verified our internal risk models (see Note 2.2.b.4). The Bank of Spain has allowed the Group to use its internal risk models with respect to a portion of the loan portfolio of the wholly-owned Mexican subsidiary, Bancomer. Once the Bank of Spain has completed its review and verification and considered whether the historical information of BBVA is adequate, the Group expects to be allowed to use its internal models for our entire loan portfolio, but we cannot predict whether the Bank of Spain will require any modifications to such models.
The BBVA Group’s condensed consolidated financial statements for the six months ended June 30, 2007 were prepared by the Bank’s directors (at the Board Meeting on September 25, 2007) in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position at June 30, 2007, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in the six months ended June 30, 2007. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).
The Group’s condensed consolidated financial statements for the period from January first, 2007 to June 30, 2007 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting and provide an explanatory of the events and changes that are significant to an understanding of the changes in financial position and performance of the entity since the last annual reporting date.
All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.

Due to the fact that the numerical information contained in the condensed consolidated financial statements is expressed in millions of euros, certain captions that don’t present any balance in the condensed consolidated statements may present balance in euros. In addition, information regarding period-to-period changes is based on numbers not rounded.
The accompanying condensed consolidated financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007, are unaudited and they should be read in conjunction with the consolidated financial statements and related notes included in BBVA’s 2006 Annual Report on Form 20-F.
1.3. RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE
The information in these BBVA Group interim consolidated financial statements is the responsibility of the Group’s directors. In preparing these consolidated financial statements estimates were occasionally made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:
1.	The impairment losses on certain financial assets (Notes 12, 13, 14 and 17).

2.	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 28).

3.	The useful life of tangible and intangible assets (Notes 19 and 20).

4.	The measurement of goodwill arising on consolidation (Notes 17 and 20).

5.	The fair value of certain unquoted assets (Note 12).
Although these estimates were made on the basis of the best information available as of June 30, 2007 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming period.
1.4. ENVIRONMENTAL IMPACT
As of June 30, 2007 and as of December 31, 2006 the Group’s consolidated financial statements did not disclose any item that should be included in the environmental information document envisaged in the related Ministry of the Economy Order dated October 8, 2001.
1.5. CAPITAL RATIOS
Law 13/1992 of June 1, 1992 and Bank of Spain Circular 5/1993 and subsequent amendments thereto regulate the minimum capital requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and the manner in which these capital requirements are to be calculated.
As of June 30, 2007 and December 31, 2006 the Group’s qualifying capital exceeded the minimum required under the aforementioned legislation (Note 35).
2. BASIS OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED
2.1. BASIS OF CONSOLIDATION
a) Subsidiaries
The parent company subsidiaries are included in the BBVA Group consolidated financial statements using the full consolidation method. “Subsidiaries” are defined as entities over which the Group has the capacity to exercise control, taken to be the power to govern the financial and operating policies of an entity so as to obtain profits from its activities, is, in general but not exclusively, presumed to exist when the parent company owns directly or indirectly, more than half of the voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Group control.
In this connection, there are several companies forming part of the BBVA Banco Continental (Peru) Group which, although less than 50% owned by the Group, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control. Similarly, Banco Provincial Overseas, N.V. is fully consolidated since the Group has effective control due to its 48% ownership interest in Inversiones Banpro International Inc. N.V., which owns 100% of Banco Provincial Overseas N.V.

For the mentioned entities, the percentage of ownership and voting rights of the Group is as follows as of June 30, 2007:

COMPANY	% Voting Rights	% Ownership

Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100	46.04
Continental Sociedad Titulizadora, S.A.	100	46.04
Continental S.A. Sociedad Administradora de Fondos	100	46.04
Inmuebles y Recuperaciones Continental, S.A.	100	46.04
Banco Provincial Overseas N.V.	100	48.01

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all material balances and effects of the transactions between consolidated companies were eliminated on consolidation. Since the accounting policies and measurement bases used in preparing the Group’s interim consolidated financial statements for the six months ended June 30, 2007 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
The share of third parties in the Group’s equity is presented under the heading “Minority Interests” in the consolidated balance sheet and their share in the profit or loss for the period is presented under the heading “Income Attributed to Minority Interests” in the consolidated income statement (Note 29).
The results of subsidiaries acquired during the period are included in the consolidated income statement from the date of acquisition to period-end, similarly, the results of subsidiaries disposed of during the period are included in the consolidated income statement from the beginning of the period to the date of disposal.
Note 3 contains information on the most significant investments and divestments in subsidiaries that took place in the six months period ended June 30, 2007.
Appendix I includes the most significant information on these companies.
b) Jointly controlled entities
A “Jointly controlled entity” is defined as an entity that, although not been subsidiary, is controlled jointly by two or more unrelated entities (“ventures”) that, following the definition of “joint ventures”, are bound by a contractual agreement to take on an economic activity by sharing the strategic management tasks (both financial and operational) of the “jointly controlled entity” in order to benefit from its operations. All the strategic financial and operating decisions require the unanimous consent of the ventures.
There are two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method. Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities. The assets and liabilities assigned by the Group to jointly controlled operations and the Group’s share of the jointly controlled assets are recognized in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognized in the consolidated income statement on the basis of their nature. As of June 30, 2007 this method was applied to the following entities: Forum Servicios Financieros, S.A., Forum Distribuidora, S.A., ECASA, S.A., Darby-BBVA Latin American Investors, LTD. y PSA Finance Argentina Compañía Financiera, S.A.
Since the accounting policies and measurement bases used in preparing the Group’s interim consolidated financial statements for the six months ended June 30, 2007 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004.
Appendix II includes the most significant information on these companies.
The Group opted to value its ownership interests in certain jointly controlled entities using the equity method, since it considered that this better reflected the financial situation of these holdings. The joint ventures that the Group accounted for using the equity method as of June 30, 2007, are listed in Appendix III.
Had these entities been proportionately consolidated, the Group’s total assets as of June 30, 2007 and December 31, 2006, would have increased by approximately €987 million and €1,017 million, respectively; this decision did not have a material economic impact on the items in the consolidated income statements for the six months ended June 30, 2007.
c) Associates
“Associates” are defined as entities over which the Group is in a position to exercise significant influence, but not control. Significant influence is presumed to exist when the Group owns directly or indirectly 20% or more of the voting power of the investee.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. The investments in these entities, which do not represent material amounts for the Group, are classified as available-for-sale investments.
Investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations.
Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of June 30, 2007 may differ from those used by certain associates, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
The following table shows the book value and fair value calculated as of June 30, 2007 on the base of its listed quoted price of investments companies accounted for using the equity method in the Group:

	Millions of euros
COMPANY	Book value	Fair value

Citic International Financial Holdings Limited	470	522
Tubos Reunidos, S.A.	76	234

Appendix III contains significant information about the associates.
d) Information about associates and jointly controlled entities by the proportionate consolidation method
The following table provides significant information regarding the most relevant associates and jointly controlled entities as of June 30, 2007 and December 31, 2006 (see Note 17 and Appendix III):

	Millions of euros
	As of June	As of December
	30, 2007	31, 2006
	Unaudited	Unaudited

Current Assets	1,111	780
Non-current Assets	2,197	433
Current Liabilities	515	238
Non-current Liabilities	2,793	975

The following table provides significant information of the income of the most relevant associates and jointly controlled entities as of June 30, 2007 and 2006 (see Note 17 and Appendix III):

	Millions of euros
	As of June 30, 2007	As of June 30, 2006
	Unaudited	Unaudited

Net sales	350	369
Operating Income	59	40
Net Income	108	44

2.2. ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED
The accounting policies and measurement bases used in preparing these consolidated financial statements were as follows:
a) Fair value
The fair value of an asset or a liability on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, independent parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”).
If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be purchased or sold on the date of its measurement.
b) Financial instruments
b.1) Classification
Financial assets/liabilities held for trading: these include the financial assets and liabilities acquired with the intention of generating a profit from short-term fluctuations in their prices or from differences between their purchase and sale prices.
These headings also include financial derivatives not considered to qualify for hedge accounting and, in the case of financial liabilities held for trading, the financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed (“short positions”).
Other financial assets and financial liabilities at fair value through profit or loss: this heading include, among others, those are not held for trading but are:
•	Assets and liabilities which have the nature of hybrid financial assets and liabilities and contain an embedded derivative whose fair value cannot reliably be determined, or

•	Financial assets that are managed jointly with “liabilities under insurance contracts” measured at fair value, with financial derivatives whose purpose and effect is to significantly reduce exposure to changes in fair value, or with financial liabilities and derivatives whose purpose is to significantly reduce overall interest rate risk exposure.
Financial instruments involved in this category are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and profits or loss that enables all the financial instruments involved to be monitored and identified and allows effective reduction of risk to be checked.
These headings include both the investment and customer deposits through life insurance policies in which the policyholder assumes the investment risk (named “Unit-links”).
Available-for-sale financial assets: these include debt securities not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and those jointly controlled, provided that such instruments have not been classified as “held for trading” or as “other financial assets at fair value through profit or loss”.
Loans and receivables: this heading relates to the financing granted to third parties, classified on the basis of the nature thereof, irrespective of the nature of the borrower and the form of financing granted, and includes finance leases in which consolidated companies act as lessors.
The consolidated companies generally intend to hold the loans and credits granted by them until their final maturity; therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any corrections required to reflect the estimated losses on their recovery).
Held-to-maturity investments: this heading includes debt securities for which the Group, from inception and at any subsequent date, has the intention to hold until final maturity, since it has the financial capacity to do so.
Financial liabilities at fair value through equity: these include financial liabilities arising as a result of a transfer of financial assets in which the transferor retains its control.
Financial liabilities at amortized cost: this heading includes, irrespective of their instrumentation and maturity, the financial liabilities not included in any other heading in the consolidated balance sheet which relate to the typical deposit-taking activities carried on by financial institutions.
b.2) Measurement
All financial instruments are initially recognized at fair value which, in the absence of evidence to the contrary, shall be the transaction price. These instruments will subsequently be measured on the basis of their classification. In the case of quoted financial instruments, fair value will be taken to be their market price. For unquoted financial instruments, fair value will be obtained using the valuation techniques customarily used in the market.
Financial assets:
Financial assets are measured at fair value, except for:
•	Loans and receivables,

•	Held-to-maturity investments, and

•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments.
Loans and receivables and held-to-maturity investments are measured at amortized cost using the effective interest rate method. Amortized cost is understood to be the acquisition cost of a financial asset or liability minus principal repayments, plus or minus the systematic amortization (as reflected in the income statements) of any difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost also includes any value adjustments for impairment.
The effective interest rate is the discount rate that exactly equates the carrying amount of a financial instrument to all its estimated cash flows of all kinds during its residual life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and commissions which, because of their nature, can be equated with a rate of interest. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised for the first time.
Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.
Financial liabilities:
Financial liabilities are measured at amortized cost, except for:
•	Those included under the headings “Financial Liabilities Held for Trading”, “Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” and the financial liabilities designated as hedged items in fair value hedges or as hedging instruments, which are all measured at fair value.

•	Financial derivatives that have as their underlying equity instruments whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments; these derivatives are measured at cost.
Measurement of financial instruments at fair value
For the six months ended June 30, 2007 most of the operations of Global Markets were measured at market value using benchmark prices published by independent market data sources, either by using the actual price of the financial instrument or by applying observable market variables to generate the fair value of the financial instruments (assets, liabilities and derivatives).
In most of the cases in which primary variables observed in the market were used rather than a direct observable price, financial models that are generally accepted and used in the markets were applied. In a limited number of cases, more sophisticated models were used, most of whose variables were objectively observable in the market.
In particular, equity and clearing house product prices, spot exchange rates, mutual funds and most fixed-income securities and credit default swaps, inter alia, can be directly observed and captured, whereas other fixed-income products, swaps, forwards, FRAs, etc. are valued by discounting cash flows using quoted interest rate curves.
Most options (financial instruments) are measured by applying commonly used valuation models, in which the observed volatility is included. The most frequently used models for equity and exchange rate options are the Monte Carlo model, the numerical integration method and the Black-Scholes model, whereas in the case of interest rate options, valuers resort mainly to the Black-Derman-Toy (BDT) model. The models are selected and validated by areas separate from the business.
Lastly, in more exceptional circumstances in which it is necessary to use an indirect market date (e.g. correlation), or in the event of shallow markets, the variable is inferred on the basis of direct market data in most cases, and of models based indirectly on market data in other cases (e.g. the Libor Market Model). However, the estimate is always made by an area separate from the business.
The following table presents the fair value of the principal financial instruments carried at fair value and the valuation methods used to determine it as of June 30, 2007 and December 31, 2006:

	Millions of euros
		Market and non-	As of June
	Quoted	market observable	30, 2007
CONCEPTS	market price	prices	Total

Financial assets
Financial assets held for trading (Note 10)	43,160	16,036	59,196
Other financial assets at fair value through profit and loss (Note 11)	625	280	905
Available-for-sale financial assets (Note 12)	36,115	4,425	40,540
Hedging derivatives (Note 15)	166	1,633	1,799
Financial liabilities
Financial assets held for trading (Note 10)	1,500	16,419	17,919
Other financial liabilities at fair value through profit or loss (Note 23)	—	517	517
Hedging derivatives (Note 15)	38	3,381	3,419

	Millions of euros		As of December 31,
		Market and non-	2006
	Quoted	market observable
CONCEPTS	market price	prices	Total

Financial assets
Financial assets held for trading (Note 10)	37,509	14,326	51,835
Other financial assets at fair value through profit and loss (Note 11)	654	323	977
Available-for-sale financial assets (Note 12)	30,361	11,906	42,267
Hedging derivatives (Note 15)	—	1,963	1,963
Financial liabilities
Financial assets held for trading (Note 10)	1,775	13,149	14,924
Other financial liabilities at fair value through profit or loss (Note 23)	—	583	583
Hedging derivatives (Note 15)	6	2,273	2,279

As of June 30, 2007 and December 31, 2006, the percentage of those financial instruments where the fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices over total financial instruments’ fair value is 0.75% and 0.52%, respectively.
The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, relying on non-market observable inputs, has been estimated as plus or minus €0.5 million as of June 30, 2007.
b.3) Recognition of changes arising from the measurement of financial assets and liabilities
Based on the classification of financial instruments, any changes in the carrying amounts of the financial assets and liabilities classified as “held for trading” and as “other financial assets and liabilities though profit or loss” are recognized with a balancing entry in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recorded under the headings “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate, and those arising for other reasons, which are recorded at their net amount under the heading “Gains or Losses on Financial Assets and Liabilities” in the consolidated income statement.
Valuation adjustments arising on available-for-sale financial assets are recognized temporarily under the heading “Valuation Adjustments — Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognized temporarily under the heading “Valuation Adjustments — Exchange Differences”.
The amounts charged or credited to the headings “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the asset giving rise to them is removed from the consolidated balance sheet, whereupon those amounts are charged or credited to the consolidated income statement.
Valuation adjustments arising on non-current assets held for sale and the liabilities associated with them are recognized with a balancing entry under the heading “Valuation Adjustments - Non-Current Assets Held for Sale”.
Valuation adjustments arising on financial liabilities at fair value through equity are recognized with a balancing entry under the heading “Valuation Adjustments — Financial Liabilities at Fair Value through Equity”.
In the specific case of financial instruments designated as hedged items or qualifying for hedge accounting (Note 2.2.d), valuation differences are recognized as follows:
•	In fair value hedges, the differences arising on both the hedging instruments and the hedged items – with regard to the type of risk being hedged – are recognized directly in the consolidated income statement.

•	In cash flow hedges and hedges of net investments in foreign operations, the valuation differences relating to the ineffective portion of the hedging transaction are recognized directly in the consolidated income statement.

•	In cash flow hedges, the valuation differences arising on the effective portion of the hedging instruments are recognized temporarily under the heading “Valuation Adjustments - Cash Flow Hedges”.

•	In hedges of net investments in foreign operations, the valuation differences arising on the effective portion of the hedging instruments are recognized temporarily under the heading “Valuation Adjustments — Hedges of Net Investments in Foreign Operations”.
In the two last-mentioned cases, the valuation differences are not recognized in profit or loss until the gains or losses of the hedged item are recognized in the income statement or until the date of maturity of the hedged item.
In fair value portfolio hedges of interest rate risk, the gains or losses that arise on measuring the hedging instruments are recognized directly in the consolidated income statement, with a balancing entry under the heading “Hedging derivatives” on the assets or liability side of the consolidated balance sheet, whereas the gains or losses due to changes in the fair value of the hedged amount are recorded in the consolidated income statement with a balancing entry under the heading “Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the balance sheet, as appropriate.
In cash flow portfolio hedges of interest rate risk, the effective portion of the change in value of the hedging instrument is recognized temporarily under the heading “Valuation Adjustments — Cash Flow Hedges” until the forecast transactions are performed, at which time it is recorded in the consolidated income statement. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.
b.4) Impairment financial assets
A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have occurred which:
•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the period in which the impairment is reversed or reduced, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through consolidated profit or loss but recognized under the heading “Valuation Adjustments – Available for sale Financial Assets” in the consolidated balance sheet.
Balances are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
The impairment on financial assets is determined by type of instrument and the category where is recognized:
b.4.1) Debt instruments carried at amortized cost:
The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. However, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.
The following is to be taken into consideration when estimating the future cash flows of debt instruments:
▪	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).

▪	The various types of risk to which each instrument is subject.

▪	The circumstances in which collections will foreseeable be made.
These cash flows are subsequently discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.
The Group has established policies, methods and procedures for the cover of the loss by credit risk by the customer insolvency and by risk-country.
The policies, methods and procedures are applied in the study and documentation of the debt instruments, risks and contingent commitments, as well as in the impairment losses identification and in the calculation of the amounts for the cover of credit risk.
The impairment losses described previously are obtained having in consideration the parameters established by the Bank of Spain on the base of its experience and the Spanish banking sector information. For the estimation of specific allowance or provision corresponding to operations with nonresident in Spain registered in foreign subsidiaries, are applied methods and similar criteria, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country.
1. Specific allowance or provision for insolvency risk
The impairment of debt instruments not measured at fair value through profit or loss that are classified as doubtful shall be recognized in accordance with the criteria indicated in the following sections:
1.1 Assets classified as doubtful due to customer arrears:

The debt instruments, whoever the obligor and whatever the guarantee or collateral, that have past-due amounts with more than three months, shall be analyzed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the economic situation of the customer and the guarantors.
In the case of unsecured transactions and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Up to 6 months	between 4.5% and 5.3%
Over 6 months and up to 12 months	between 27.4% and 27.8%
Over 12 months and up to 18 months	between 60.5% and 65.1%
Over 18 months and up to 24 months	between 93.3% and 95.8%
Over 24 months	100%

In the case of transactions secured by completed houses when the total exposure is equal or exceeds 80% of the value of the guarantee or collateral and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Less than 3 years	2%
Over 3 years and up to 4 years	25%
Over 4 years and up to 5 years	50%
Over 5 years and up to 6 years	75%
Over 6 years	100%

In the rest of transactions secured by real property taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Up to 6 months	between 3.8% and 4.5%
Over 6 months and up to 12 months	between 23.3% and 23.6%
Over 12 months and up to 18 months	between 47.2% and 55.3%
Over 18 months and up to 24 months	between 79.3% and 81.4%
Over 24 months	100%

1.2 Assets classified as doubtful for reasons other than customer arrears:
Debt instruments classified as doubtful for reasons other than customer arrears shall be analyzed individually. Their allowance shall be equal to the difference between the amount recorded in assets and the present value of the cash flows expected to be received.
2. General allowance or provision
The Group recognizes the losses inherent not specifically identified in debt instruments not measured at fair value through profit or loss, and in contingent exposures classified as standard, entities shall take into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred as at the date of the financial statements, calculated using statistical procedures, which have not been allocated to specific transactions.
Bank of Spain’s Circular 4/2004 establishes for the hedging of inherent losses an estimation methodology based in its experience of the Spanish financial sector, which must be used by every entity until the validation by the bank of Spain for every entity own models based on their internal experience. The parameters established in the circular are the following:
-   First the risks that are not impaired shall be classified on the basis of insolvency risk attributable to the customer or to the transaction, in one of the following categories as is described in Exhibit IX of Bank of Spain’s Circular 4/2004:
(i)	Negligible risk.

(ii)	Low risk.

(iii)	Medium-low risk.

(iv)	Medium risk.

(v)	Medium-high risk.

(vi)	High risk.
-   Once, classified the risks by categories, the method for estimating the general allowance or provision is as follows:
(a)	the sum of the products of the positive or negative change during the period in the amount of each risk class and its related a parameter, plus

(b)	the sum of the products of the total amount of the transactions included under each risk class at the end of the period and the related b parameter, less

(c)	the amount of the overall net impairment charges related to the specific allowances for loan losses during the period.
The “a” and “b” parameters take into account the historical inherent loss, and the relevant adjustments to reflect current economic circumstances. The values for each of the risk classes, as defined by the Bank of Spain, are:

	a	b

Negligible risk	0%	0%
Low risk	0.6%	0.11%
Medium-low risk	1.5%	0.44%
Medium risk	1.8%	0.65%
Medium-high risk	2.0%	1.10%
High risk	2.5%	1.64%

According to the Bank of Spain and Spanish banking sector data, the total balance of this allowance or provision should remain within a range between 33% and 125% (123% in specific circumstances) of the sum of the products obtained by multiplying the amount of each class by its related a parameter.
With regard to specific allowances and provisions, the overall net impairment charges are equal to the specific impairment charges for customer insolvency arising from debt instruments and contingent exposures less the reversals of such specific allowances or provisions and of asset write-offs in the period. Impairment charges for country risk are not included.
3. Country Risk Allowance or Provision
Country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity.
On the basis of the economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies the third parties transactions in six groups from Group 1(this group shall include transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to Group 6 (this category shall include transactions the recovery of which is considered a remote possibility due to circumstances attributable to the country) assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.
However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies.
The amounts of debt instruments and contingent exposures classified for the purposes of country risk in groups 3 to 6, shall be subject to at least the following allowance or provision percentages:

Allowance
percentage

Group 3	10.1%
Group 4	22.8%
Group 5	83.5%
Group 6	100%

Notwithstanding the foregoing, the allowance or provision percentage for interbank credit with maturities of up to three months shall be 50% of those established in this section, provided that the country is included in groups 3 or 4 for the purposes of country risk and the debt has been serviced normally, without delays or renewals.
b.4.2) Other debt instruments:

The impairment losses on debt securities included in the available-for-sale financial asset portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognized in the consolidated income statement.
When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation Adjustments - Available-for-Sale Financial Assets” and are recognized in the consolidated income statement. If all or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.
Similarly, in the case of debt instruments classified as “non-current assets held for sale”, losses previously recorded in equity are considered to be realised – and are recognized in the consolidated income statement – on the date the instruments are so classified.
b.4.3) Equity instruments
The amount of the impairment in the equity instruments is determinated by the category where is recognized:
-	Equity instruments measured at fair value: The criteria for quantifying and recognising impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation Adjustments – Available for sale Financial Assets” in the consolidated balance sheet.

-	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.
Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of the assets.
c) Recognition of income and expenses
The most significant criteria used by the Group to recognize its income and expenses are summarised as follows:
Interest income and expenses and similar items:
As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees must be deferred and recognized in the income statement over the life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.
However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes when it is received, as a recovery of the impairment loss.
Commissions, fees and similar items:
Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
-	Those relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

-	Those relating to a single act, which is recognized when the single act is carried out.
Non-financial income and expenses:
These are recorded for accounting purposes on an accrual basis.
Deferred collections and payments:
These are recorded for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

d) Financial derivatives and hedge accounting
Financial derivatives are instruments that permit the transfer to third parties of all or part of the credit and/or market risks associated with balances and transactions. The underlying used in these derivatives can be interest rates, specific indices, the prices of certain securities, cross-currency exchange rates or other similar references.
The holding of positions in derivatives is the result of the Group’s need to manage the risks incurred by it in the course of its normal business activities. Derivatives represent another of the tools available to the Group, and are necessary for the management of:
•	Market Risk: Positions taken by the Group mostly in order to satisfy its customers’ needs (franchise model). In most cases the derivatives used are: interest-rate derivatives, to manage the risks arising as a result of long- and short-term variations in interest rates; exchange-rate derivatives, to mitigate exposure to exchange-rate fluctuations; and equity security derivatives, to manage price risks.

•	Structural Interest-Rate Risk: Structural interest-rate risk is defined as an entity’s exposure to variations in market interest rates arising from mismatches in the maturity and repricing dates of the entity’s assets and liabilities, including derivatives. The Asset and Liability Committee (ALCO) is the body responsible for actively managing BBVA’s balance sheet in order to stabilize net interest income without prejudice to net asset value. Basically, the derivatives used to achieve this goal are interest-rate derivatives.

•	Structural Exchange-Rate Risk: An entity’s structural exchange-rate risk refers to the potential losses in the value of structural positions arising from variations in exchange rates. The Asset and Liability Committee (ALCO) is the body responsible for managing this risk, for which purpose it uses exchange- and interest-rate derivatives.
All derivatives are recognized in the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognized with a balancing entry under the heading “Gains or Losses on Financial Assets and Liabilities” in the consolidated income statement.
Specifically, the fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.
The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date (“present value” or “theoretical close”); these derivatives are measured using methods recognized by the financial markets, including the net present value (NPV) method and option price calculation models.
Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.
Hedge accounting
The Group, for risk management purposes, applies fair value hedge accounting, cash flow hedge accounting or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.
A financial derivative may be considered as qualifying for hedge accounting only if it meets the following three conditions:
•	It is designated as hedging item of one of the three types of hedging relationships (fair value hedge, cash flow hedge or net investment in a foreign operation);

•	It must effectively eliminate a significant portion of the risk inherent in the hedged item or position over the expected term of the hedge, which means that:
▪	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”) and,

▪	There is sufficient evidence that the hedge was fully effective during the whole life of the hedged item or position (“retrospective effectiveness”).
•	Lastly, there must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and the manner in which this hedge is expected to be achieved (provided that this is in line with the Group’s management of own risks).
Fair value hedge
The changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. This type of hedging relationships hedge changes in the value of assets and liabilities due to fluctuations in the interest rate and/or exchange rate to which the position or balance to be covered.

The main transactions whose risks are hedged by fair value hedge are:
▪	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

▪	Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

▪	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

▪	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).
Cash flow hedge
The effective portions of changes in the fair value of the derivative are recorded in “Valuation adjustments-Cash Flow hedges” and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. In a cash flow hedge is hedged the changes in the estimated cash flows arising from financial assets and liabilities and highly probable transactions which an entity plans to carry out.
Most of the hedged items are floating interest rate loans: this risk is hedged using currency and interest rate swaps.
Net investment in a foreign operation hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.
Most of the risks hedged are foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.
Portfolio hedge of interest rate risk
A portfolio hedge of interest rate risk is that which hedges the interest rate risk exposure of a certain amount of financial assets or financial liabilities forming part of the overall financial instrument portfolio, but not the interest rate risk exposure of specific instruments. Portfolio hedges can take the form of fair value or cash flow hedges.
The gains or losses arising from changes in the fair value of the interest rate risk of effectively financial instruments are charged or credited, as appropriate, to the heading “Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the consolidated balance sheet.
As of June 30, 2007 and December 31, 2006, the Group had no portfolio hedge of interest rate risk operations.
Note 15 presents additional information relating to hedging derivatives.
e) POST-EMPLOYMENT BENEFITS AND OTHER COMMITMENTS TO EMPLOYEES
Following is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other commitments, of certain Group companies in Spain and abroad (Note 28).
Commitments valuation: assumptions and gains/losses recognition.
The present values of the vested obligations are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
As of June 30, 2007 and 2006, actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred, were recognized in the consolidated income statements. The Group did not use the corridor approach.
Post-employment benefits.
- Pensions.
Under the collective labor agreement, Spanish banks are required to supplement the social security benefits received by employees or their beneficiary rightholders in the event of retirement (except for those hired after 8 March 1980), permanent disability, death of spouse or death of parent.
The employee welfare systems in place at the Group’s Spanish banks supersede and improve the terms and conditions of the collective labor agreement for the banking industry; the commitments envisaged in the event of retirement, death and disability cover all employees, including those hired on or after March 8, 1980.
The Spanish banks of the Group externalized all their commitments to serving and retired employees pursuant to Royal Decree 1588/1999 of October 15. These commitments are instrumented in Pension Plans, insurance contracts with a non-Group company and insurance contracts with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.94% owned by the Banco Bilbao Vizcaya Argentaria Group.
The externalized commitments with this insurance company owned by the Group are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. They are measured using the criteria and assumptions as described in this note. Whereas, the balances of the assets assigned by the insurance company owned by the Group to the funding of commitments are recognized and measured in the accompanying consolidated balance sheets. They are measured using the criteria as described in the note 2.b about “Financial instruments”.
On the other hand, the balances of the aforementioned insurance policies which were contracted with non-related insurance companies were disclosed net of the fair value of the assets assigned to the funding of commitments in the accompanying consolidated balance sheets.
Additionally, certain Group companies and some BBVA branches abroad, have post-employment benefit commitments to certain current and/or retired employees.
Post-employment benefits include defined contribution and defined obligation commitments.
Defined contribution commitments: the amounts of these commitments are determined, on a case-by-case basis, as a percentage of certain remuneration items and/or as a pre-established annual amount. The current contributions made by the Group’s companies for defined contribution retirement commitments covering substantially all current employees, which are recognized with a charge to the heading “Personnel Expenses – Contributions to external pension funds” in the accompanying consolidated income statements (Notes 28 and 51).
Defined benefit commitments: Certain Group’s companies have defined benefit commitments for permanent disability and death of current employees and early retirees; for death of certain retired employees; and defined-benefit retirement commitments applicable only to certain groups of serving employees (unvested benefits), or early retired employees (vested benefits) and of retired employees (ongoing benefits). Defined benefit commitments are funded by insurance contracts and internal Group provisions.
The amounts recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” (Note 27) are the differences between the present values of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by actuarial gains/losses, the prior service cost and the fair value of assets assigned to the funding of commitments which are to be used directly to settle employee benefit obligations.
The provisions for defined obligation retirement commitments were charged to the heading “Provisions Expense for Pensions and Similar Obligations” in the accompanying consolidated income statements (see Note 51). The amounts recognized in the heading “Provisions—Funds for Pensions and Similar Obligations” (see Note 28) are considered wholly unfunded due to the absence of qualifying plan assets as defined by paragraph 7 of IAS 19.
The current contributions made by the Group’s companies for defined obligation retirement commitments covering current employees are charged to the heading “Personnel Expenses – Transfers to internal pension provisions” in the accompanying consolidated income statements.
- Early retirements.
In the six months ended June 30, 2007 and the year 2006 the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labor agreement in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provision Expense (Net) — Transfers to Funds for Pensions and Similar Obligations—Early Retirements” in the accompanying consolidated income statements (Note 28). The present values of the vested obligations are quantified on a case-by-case basis and they are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. The amounts recognized in the heading “Provisions—Funds for Pensions and Similar Obligations” (see Note 27) are considered wholly unfunded due to the absence of qualifying plan assets as defined by paragraph 7 of IAS 19.
The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.
- Post-employment welfare benefits.
Certain Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.
The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 27) and they are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying income statements (Note 51). The amounts recognized in the heading “Provisions—Funds for Pensions and Similar Obligations” (see Note 27) are considered wholly unfunded due to the absence of qualifying plan assets as defined by paragraph 7 of IAS 19.

Other commitments to employees.
Certain Spanish Group companies are obliged to deliver partially or fully subsidised goods and services under the collective labour agreements applicable to them and/or the related corporate agreements. The most significant employee welfare benefits granted by the Group’s Spanish banks, in terms of the type of compensation and the event giving rise to the commitment, are loans to employees, life insurance, study aid and long-service bonuses.
The scope of application of these employee welfare benefits varies from one company to another depending on the specific agreements that govern them. They may also be applied differently to employees of the same company, when different agreements are in force for each of the various employee groups.
Long-service bonuses are a form of long-term compensation, entitlement to which is conditional upon the qualifying beneficiary employees remaining in service for a stipulated number of years (15, 25, 40 or 50 years’ effective service in the case of share-based bonuses and 45 years’ effective service in the case of cash bonuses).
The present values of the vested obligations for long-service cash bonuses, long-service share-based payment and for the corresponding were quantified on a case-by-case basis. They are recognized in the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (Note 27). The cost of the employee welfare benefits provided by the Group’s Spanish companies to their current employees are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying consolidated income statements (Note 51).
Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.
f) Foreign currency transactions and exchange differences
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. Foreign currency balances are translated to euros in two consecutive stages:
a)	Translation of foreign currency to the functional currency of the entities and branches, and

b)	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.
Translation of foreign currency to the functional currency: foreign currency transactions performed by the consolidated entities and their branches are initially recognized in their respective financial statements at the equivalent value in their functional currencies, translated using the exchange rates prevailing at the transaction date. Subsequently, for the purpose of presentation in their separate financial statements, the consolidated entities translate the foreign currency balances to their functional currencies using the average spot exchange rates at period-end.
1)	Assets and liabilities monetary items are translated using the average spot exchange rates at the period-end to which the financial statements refer.

2)	Non-monetary items measured at amortized cost and fair value, are translated at the exchange rate of the date of acquisition and the date of determination of their fair value, respectively.

3)	The income and expenses are translated at the exchange rate prevailing at the transaction date, with the possibility of using the average exchange rate of the period for all the transactions carried out during it, unless a significant variation in the exchange rate has occurred during the period. The depreciation will be translated at the exchange rate applied to the corresponding assets.
Entities whose functional currency is not the euro: the balances in the financial statements of consolidated entities whose functional currency is not the euro are translated to euros as follows:
▪	Assets and liabilities: at the average spot exchange rates as of June 30, 2007 and December 31, 2006.

▪	Income and expenses and cash flows: at the average exchange rates for the six months ended June 30, 2007.

▪	Equity items: at the historical exchange rates.
The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recorded in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recorded under the heading “Valuation Adjustments — Exchange Differences”.
The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recorded under the heading “Valuation Adjustments — Exchange Differences” in the consolidated balance sheet until the item to which they relate is derecognised, at which time they are recorded in the consolidated income statement.

The breakdown of the balances in foreign currency of the consolidated balance sheet as of June 30, 2007 and December 31, 2006, based on the nature of the related items, is as follows:

	Millions of euros
	As of June	As of December
	30, 2007	31, 2006

Assets -	138,075	126,190
Cash and balances with Central Banks	8,332	8,858
Financial held for trading	25,125	22,398
Available-for-sale financial assets	16,087	14,801
Loans and receivables	82,415	71,728
Investments	549	66
Tangible assets	1,690	1,661
Other	3,877	6,678
Liabilities-	158,777	135,829
Financial held for trading	2,235	1,879
Financial liabilities at amortised cost	149,966	128,154
Other	6,576	5,796

The breakdown in foreign currency of the consolidated balance sheet as of June 30, 2007, is as follows:

	Millions of euros
		Mexican	Other
	USD	Pesos	foreign	TOTAL

Assets -	46,879	54,576	36,620	138,075
Cash and balances with Central Banks	1,082	5,290	1,960	8,332
Financial held for trading	7,839	14,502	2,784	25,125
Available-for-sale financial assets	5,929	5,046	5,112	16,087
Loans and receivables	30,711	27,500	24,204	82,415
Investments	5	64	480	549
Tangible assets	333	848	509	1,690
Other	980	1,326	1,571	3,877
Liabilities-	68,024	49,449	41,304	158,777
Financial held for trading	1,111	902	222	2,235
Financial liabilities at amortised cost	66,822	44,187	38,957	149,966
Other	91	4,360	2,125	6,576

As of December 31, 2006 approximately 64% of the assets and liabilities in foreign currency balances related to transactions in Mexican Pesos and US dollars.
g) Entities and branches located in countries with hyperinflationary economies
None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies. Accordingly, as of June 30, 2007 and December 31, 2006 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.
h) Non-current assets held for sale and liabilities associated with non-current assets held for sale
The heading “Non-current Assets Held for Sale” reflects the carrying amount of the assets – composing a “disposal group” or forming part of a business unit that the Group intends to sell (“discontinued operations”) – which will very probably be sold in their current condition within one year from the date of the consolidated financial statements. Therefore, the carrying amount of these assets – which can be financial or non-financial – will foreseeably be recovered through the price obtained on their sale.
Specifically, the assets received by the consolidated entities from their debtors in full or part settlement of the debtors’ payment obligations (foreclosed assets) are treated as non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.
Symmetrically, the heading “Liabilities Associated with Non-current Assets Held for Sale” reflects the balances payable arising on disposal groups and discontinued operations.
i) Sales and income from the provision of non-financial services
This heading shows the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.

j) Insurance and reinsurance contracts
In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.
The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 26):
▪	Mathematical provisions, which include:
-	Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at period-end, net of the obligations of the policyholder.

-	Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the period from the reporting date to the end of the policy period.
▪	Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

▪	Provisions for unexpired risks and other provisions, which include:
-	Non-life insurance provisions – unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at period-end.

-	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the cession conditions established in the reinsurance contracts in force.

-	Other technical provisions: the insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the measurement of the technical provisions.

-	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and the premiums to be returned to policyholders or insureds, as the case may be, based on the behaviour of the risk insured, to the extent that such amounts have not been individually assigned to each of them.
The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.
Reinsurance assets and Liabilities under insurance contracts -
The heading “Reinsurance Assets” includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recorded by the consolidated insurance entities (Note 18).
The heading “Liabilities under Insurance Contracts” includes the technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end (Note 26).
The income or loss reported by the Group’s insurance companies on their insurance activities is recorded under the heading “Insurance Activity Income” in the consolidated income statement (Note 47).
k) Tangible assets
Non-Current tangible assets for own use:
The heading Non-Current Tangible Assets for own use relates to the tangible assets intended to be held for continuing use and the tangible assets acquired under finance leases. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties, tangible assets acquired under finance leases and those assets expected to be held for continuing use. Non-Current tangible assets for own use are presented at acquisition cost less any accumulated depreciation and, where appropriate, any estimated impairment losses (net carrying amount higher than fair value).
For this purpose, the acquisition cost of foreclosed assets held for continued use is equal to the carrying amount of the financial assets delivered in exchange for their foreclosure.
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognized with a balancing entry in the consolidated income statement and is based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Annual Percentage

Buildings for own use	1.33% to 4%
Furniture	8% to 10%
Fixtures	6% to 12%
Office supplies and computerisation	8% to 25%
Remodelling of rented offices	6%

At each accounting close, the consolidated entities analyse whether there is any internal or external indication that the net carrying amounts of their tangible assets exceed the related recoverable amounts. If there is such an indication, the carrying amount of the asset in question is reduced to its recoverable amount and the future depreciation charges are adjusted in proportion to the asset’s new remaining useful life and / or to its revised carrying amount.
Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities recognize the reversal of the impairment loss recorded in previous periods and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior periods.
Upkeep and maintenance expenses relating to tangible assets held for continued use are charged to the income statement for the period in which they are incurred.
Investment property and other assets leased out under an operating lease:
The heading “Tangible assets — Investment Property” in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation at disposal date.
The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses thereon are the same as those described in relation to tangible assets for continued use.
l) Business combinations
A business combination is the bringing together of two or more separate entities or businesses into one single entity or group of entities. As a result of a business combination, which is accounted for using the purchase method, the Group obtains control over one or several entities.
The purchase method accounts for business combinations from the perspective of the acquirer. The acquirer must recognize the assets acquired and the liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity. This method measures the cost of the business combination and the assignation of it, at the date of acquisition, to the identifiable assets, liabilities and contingent liabilities measured at fair value.
In addition, any purchases of minority interests after the date on which the Group obtains control of the acquired are recorded as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.
m) Intangible assets
Goodwill
The positive differences between the cost of business combinations and the amount corresponding to the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquired entity are recorded as goodwill on the asset side of the consolidated balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.
Goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable business and/or geographical segments as managed internally by its directors within the Group.
The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.
For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognized. In any case, impairment losses on goodwill can never be reversed.
Other intangible assets
These assets can have an “indefinite useful life” – when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities – or a “finite useful life”, in all other cases.
Intangible assets with indefinite useful life are not amortized, but rather at the end of each reporting period the consolidated entities review the remaining useful life of the assets in order to ensure that they continue to be indefinite or, if this is not the case, to classify them as having a finite useful life. The Group has not recognized any intangible assets with indefinite useful life.
Intangible assets with finite useful life are amortized over those useful lives using methods similar to those used to depreciate tangible assets.
In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment Losses (Net) — Other Intangible Assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior periods are similar to those used for tangible assets.
n) Inventories
Inventories are assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such sale, or that are to be consumed in the production process or in the rendering of services. The balance of the heading “Other Assets – Inventories” in the accompanying consolidated balance sheet included the land and other property held for sale in the property development business by the Group’s real state companies (Note 22).
Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
The amount of any write-down of inventories, such as that reflecting damage, obsolescence, and reduction of the sale price, to net realisable value and any other losses is recognized as an expense in the period in which the write-down or loss occurs. Subsequent reversal of any write-down is recognized in the consolidated income statement for the period in which it occurs.
When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the period in which the related revenue is recognized. The expense is included under the heading “Cost of Sales” in the accompanying consolidated income statement (Note 49) when it corresponds to activities relating to the provision of non-financial services, or under the heading “Other Operating Expenses” in other cases (Note 50).
o) Tax assets and liabilities
The Spanish corporation tax expense and the expense for similar taxes applicable to the consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions the profits or losses on which are recognized directly in equity, in which case the related tax effect is also recognized in equity.
The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the period (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the income statement.
Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply in the period when the asset is realised or the liability settled (Note 36).
Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized.
The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
Income and expenses recognized directly in equity are recorded as temporary differences.
p) Financial guarantees
“Financial guarantees” are defined as contracts whereby the Group undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost, (see section d) of the present Note).
The provisions made for these transactions are recognized under “Provisions — Provisions for Contingent Liabilities and Commitments” on the liability side of the consolidated balance sheet (Note 27). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (Net)” in the consolidated income statement.
q) Leases
Leases are classified as finance from the start of the transaction leases when they transfer substantially the risks and rewards incidental to ownership of the asset forming the subject matter of the contract. Leases other than finance leases are classified as operating leases.
When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recorded as financing provided to third parties and, therefore, are included under the heading “Loans and Receivables” in the accompanying consolidated balance sheets.
Assets provided under operating leases to other Group entities are treated in the consolidated financial statements as assets held for continued use and in the individual financial statements of the owner as other assets leased out under an operating lease or as investment property.
r) Provisions, contingent assets and contingent liabilities
Provisions are existing obligations arising from legal or contractual requirements, valid expectations created by Group companies in third parties regarding the assumption of certain types of responsibilities, or virtual certainty as to the future course of regulation in particular respects, especially proposed new legislation that the Group cannot avoid.
Provisions are recognized in the balance sheet when each and every one of the following requirements is met: the Group has an existing obligation resulting from a past event and, at the balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation.
Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.
Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.
s) Transfers of financial assets and derecognition of financial assets and liabilities
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. If substantially all the risks and rewards are transferred to third parties, the transferred financial asset is derecognised and, at the same time, any right or obligation retained or created as a result of the transfer is recognized.
If substantially all the risks and rewards associated with the transferred financial asset are retained, the transferred financial asset is not derecognised and continues to be measured using the same criteria as those used before to the transfer.
Financial assets are only derecognised when the cash flows they generate have extinguished or when substantially all the risks and rewards incidental to them have been transferred. Similarly, financial liabilities are only derecognised when the obligations they generate have extinguished or when they are acquired (with the intention either settle them or re-sell them).
t) Own equity instruments
The balance of the heading “Stockholders’ Equity — Treasury Shares” in the accompanying consolidated balance sheets relates mainly to Bank shares held by certain consolidated companies as of June 30, 2007 and December 31, 2006. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ Equity-Reserves” in the accompanying consolidated balance sheets (Note 34).

u) Equity-settled share-based payment transactions
Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, at grant date.
Market conditions shall be taken into account when estimating the fair value of the equity instruments granted, thus, their evolution will not be reflected on the profit and loss account. Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. As a consequence the effect of vesting conditions other than market conditions, will be recognized on the profit and loss account with the corresponding increase in equity.
v) Acquire of shares with discount
In the last quarter of 2005, certain Group companies implemented a corporate program for its permanent employees to enable them to acquire, with a 10% discount, shares of Banco Bilbao Vizcaya Argentaria, S.A. The total number of shares acquired in 2005 as part of this program amounted to 2.5 million at a market price of €14.68 per share. The possibility of financing the acquisition through a personal loan was offered to the employees. The unamortized balance of the financing granted to employees amounted to €21 million as of June 30, 2007. In 2006 certain Group companies implemented another corporate program for its permanent employees, this time without the possibility of financing, to acquire shares of Banco Bilbao Vizcaya Argentaria, S.A. with a premium of 1 share for every 10 shares acquired. The total number of shares acquired on behalf of this program amounted to 578,333. For the six months ended June 30, 2007 certain Group companies implemented a corporate program for its permanent employees offering them the possibility of investing part of their annual variable remuneration on the acquisition of Banco Bilbao Vizcaya Argentaria, S.A. shares, with a premium of 1 share for every 10 shares acquired. The total number of shares acquired on behalf of this program amounted to 643,941.
The total cost of these programs attached is charged to the heading “Personnel expenses” of the consolidated income statements.
w) Termination benefits
Termination benefits must be recognized when the company is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans, so it is not necessary to recognize a provision for this issue.
2.3 IFRS RECENT PRONOUNCEMENTS
At the date of preparation of these interim consolidated financial statements new IFRS’s (International Financial and Reporting Standards) and interpretations (IFRIC’s) had been issued. Even though these Standards are not required to be applied as of June 30, 2007, in some cases earlier application is encouraged. The Group has not yet applied any of the following Standards to its consolidated financial statements.
IFRS 8 “Operating Segments”
It will be effective for annual periods beginning on or after 1 January 2009.
IFRS 8 was issued as part of the convergence project with the US Financial Accounting Standards Board. This new standard replaces IAS 14 Segment Reporting and adopts a management approach to segment reporting required in the US Standard SFAS 131 Disclosures about Segments of an Enterprise and Related Information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences.
IFRIC 11 “IFRS 2—Group and Treasury Share Transactions”
It will be effective for annual periods beginning on or after 1 March 2007, early application is permitted.
This interpretation requires arrangements whereby an employee is granted rights to an entity ’s equity instruments to be accounted for as an equity-settled scheme by the entity even if:
-	the entity chooses or is required to buy those equity instruments (eg, treasury shares) from another party, or

-	the shareholder(s) of the entity provide the equity instruments needed.
The interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that:

▪	when the parent grants rights to equity instruments to the employees, they will be accounted for as an equity-settled scheme (and as an equity contribution by the parent) when the parent accounts for it this way in the consolidated financial statements. When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.

▪	when the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.
The Company does not anticipate that adoption of IFRIC 11 will have any effects on its financial position, results of operations or cash flows.
IAS 23 “Borrowing Costs”
It will be effective for annual periods beginning on or after 1 January 2009, early application is permitted.
The revision to IAS 23 removes the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is one that takes a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise such borrowing costs as part of the cost of the asset. The objective is improving the financial information comparison between different entities and includes all costs incurred in getting it ready for use or sale.
IFRIC 13 “Customer Loyalty Programmes”
It will be effective for annual periods beginning on or after 1 July 2008, early application is permitted.
This IFRIC 13 establishes the accounting procedure for the customer loyalty programmes used by entities to provide customers with incentives to buy their goods or services. If a customer buys goods or services, the entity grants the customer award credits (often described as “points”). The customer can redeem the award credits for awards such as free or discounted goods or services. The entity may operate the customer loyalty programme itself or participate in a programme operated by a third party.
The entity shall apply paragraph 13 of IAS 18 and account for award credits as a separately identifiable component of the sale transaction(s) in which they are granted (the “initial sale”). The fair value of the consideration received or receivable in respect of the initial sale shall be allocated between the award credits and the other components of the sale. The consideration allocated to the award credits shall be measured by reference to their fair value, i.e. the amount for which the award credits could be sold separately. The entity shall recognize the consideration allocated to award credits as revenue when award credits are redeemed and it fulfils its obligations to supply awards.
If a third party supplies the award, the entity shall assess whether it is collecting the consideration allocated to the award credits on its own account or on behalf of the third party. In the first case, the entity shall measure its revenue as the net amount retained on its own account, and recognize this net amount as revenue when the third party becomes obliged to supply the awards and entitled to receive consideration for doing so. In the second case, the entity shall measure its revenue as the gross consideration allocated to the award credits and recognize the revenue when it fulfils its obligations in respect of the awards.
IFRIC 14 “IAS 19 – the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”:
It will be effective for annual periods beginning on or after January 1, 2008.
In July 2007 IFRIC issued interpretation IFRIC 14 which clarifies the circumstances in which refunds and contribution reductions for a defined benefit plan are available to an entity for the purpose of recognizing a net benefit asset. It also covers the effect of a minimum funding requirement (’MFR’) on the asset and when an MFR may result in an additional liability.
3. BANCO BILBAO VIZCAYA ARGENTARIA GROUP
Banco Bilbao Vizcaya Argentaria, S.A. is the Group’s parent company. Its individual financial statements are prepared on the basis of the accounting policies and methods contained in Bank of Spain Circular 4/2004. (See Note 1.2)
The Bank represented approximately 67% of the Group’s assets as of June 30, 2007 and 51% of consolidated profit before tax for the six months ended June 30, 2007 (65% of the assets as of December 31, 2006 and 45% of the profits for the six months ended June 30, 2006), after the related consolidation adjustments and eliminations.

The BBVA’s financial statements summarized below as of June 30, 2007 and December 31, 2006 or June 30, 2006, are presented below:
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006 (SUMMARIZED)

	Millions of euros
	As of June
	30, 2007	As of December
ASSETS	Unaudited	31, 2006

CASH AND BALANCES WITH CENTRAL BANKS	8,570	3,264
FINANCIAL ASSETS HELD FOR TRAIDING	43,073	35,899
AVAILABLE-FOR-SALE FINANCIAL ASSETS	15,322	17,536
LOANS AND RECEIVABLES	248,507	213,028
HELD-TO-MATURITY INVESTMENTS	5,706	5,906
HEDGING DERIVATIVES	1,552	1,759
NON-CURRENT ASSETS HELD FOR SALE	87	26
INVESTMENT	14,965	14,160
INSURANCE CONTRACTS LINKED TO PENSIONS	2,123	2,114
TANGIBLE ASSET	1,844	2,093
INTANGIBLE ASSETS	73	63
TAX ASSETS	3,629	3,276
ACCRUED INCOME	268	505
OTHER ASSETS	566	562

TOTAL ASSETS	346,285	300,191

	Millions of euros
	As of June
	30, 2007	As of December
TOTAL LIABILITIES AND EQUITY	Unaudited	31, 2006

LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	16,450	13,658
FINANCIAL LIABILITIES AT AMORTISED COST	299,211	258,697
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—
HEDGING DERIVATIVES	3,396	2,088
PROVISIONS	6,806	6,926
TAX LIABILITIES	1,206	1,250
ACCRUED EXPENSES AND DEFERRED INCOME	1,017	736
OTHER LIABILITIES	306	105
TOTAL LIABILITIES	328,392	283,460

EQUITY
VALUATION ADJUSTMENTS	2,053	2,264
SHAREHOLDER ’S EQUITY	15,840	14,467
Capital	1,740	1,740
Share premium	9,579	9,579
Reserves	2,298	2,086
Other equity instruments	37	26
Less: Treasury shares	(149)	(40)
Profit attributed to the Group	2,875	2,440
Less: Dividends and remuneration	(540)	(1,364)

TOTAL EQUITY	17,893	16,731

TOTAL EQUITY AND LIABILITES	346,285	300,191

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
INCOME STATEMENT FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2007 AND 2006 (SUMMARIZED)

	Millions of euros
	Six months ended June 30,
	2007	2006
	Unaudited	Unaudited

INTEREST AND SIMILAR INCOME	6,282	4,336
INTEREST EXPENSE AND SIMILAR CHARGES	(4,929)	(3,039)
INCOME FROM EQUITY INSTRUMENTS	1,614	909
NET INTEREST INCOME	2,967	2,206
FEE AND COMMISSION INCOME	1,080	1,013
FEE AND COMMISSION EXPENSES	(185)	(160)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	1,391	890
EXCHANGE DIFFERENCES (NET)	160	129
GROSS INCOME	5,413	4,078
OTHER OPERATING INCOME	41	34
PERSONNEL EXPENSES	(1,095)	(1,054)
OTHER ADMINISTRATIVE EXPENSES	(481)	(427)
DEPRECIATION AND AMORTISATION	(103)	(99)
OTHER OPERATING EXPENSES	(42)	(31)
NET OPERATING INCOME	3,733	2,501
IMPAIRMENT LOSSES (NET)	(331)	(314)
PROVISION EXPENSE (NET)	(121)	(225)
OTHER GAINS	261	564
OTHER LOSSES	(219)	(26)
INCOME BEFORE TAX	3,323	2,500
INCOME TAX	(448)	(309)
INCOME FROM ORDINARY ACTIVITIES	2,875	2,191
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—
INCOME FOR THE PERIOD	2,875	2,191

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2007 AND 2006 (SUMMARIZED)

	Millions of euros
	Six months ended June 30,
	2007	2006
	Unaudited	Unaudited

NET INCOME RECOGNISED DIRECTLY IN EQUITY	(212)	(536)
Available-for-sale financial assets	(198)	(564)
Financial liabilities at fair value through equity	—	—
Cash flow hedges	(15)	(23)
Hedges of net investments in foreign operations	—	—
Exchange differences	1	51
Non-current assets held for sale	—	—

INCOME FOR THE PERIOD	2,875	2,191

TOTAL INCOME AND EXPENSES FOR THE PERIOD	2,663	1,655

The total assets of the Group’s most significant subsidiaries as of June 30, 2007 and December 31, 2006 are as follows:

		Millions of euros
		As of June 30, 2007	As of December 31, 2006
	COUNTRY	Total Assets	Total Assets

Group BBVA Bancomer	Mexico	60,358	55,992
Group BBVA Chile	Chile	7,836	6,415
Group USA	USA & Puerto Rico	15,859	14,682
Group BBVA Banco Francés	Argentina	4,760	4,595
Group BBVA Banco Provincial	Venezuela	6,706	6,824
Group BBVA Continental	Peru	4,832	4,464
Group BBVA Colombia	Colombia	5,888	4,797

The finance income of the Group’s most significant subsidiaries as of June 30, 2007 and 2006 are as follows:

		Millions of euros
		Six months ended June 30, 2007	Six months ended June 30, 2006
	COUNTRY	Finance Income	Finance Income

Group BBVA Bancomer	Mexico	2,887	2,898
Group BBVA Chile	Chile	309	214
Group USA	USA & Puerto Rico	475	253
Group BBVA Banco Francés	Argentina	188	194
Group BBVA Banco Provincial	Venezuela	347	265
Group BBVA Continental	Peru	182	157
Group BBVA Colombia	Colombia	270	221

Appendix V includes a detail of the fully consolidated subsidiaries which, based on the information available, were more than 5% owned by non-Group shareholders as of June 30, 2007.
As of June 30, 2007, in its capacity as a depository in the American Depositary Receipts (ADR’s) programme, Bank of New York, a foreign non-BBVA Group credit institution, held a significant ownership interest in the fully consolidated company A.F.P. Provida.
The changes in the ownership interests held by the Group in the most significant subsidiaries and the situation of these interests as of June 30, 2007 were as follows:
BBVA BANCOMER GROUP (MEXICO)
Grupo Financiero BBV-Probursa, S.A. de C.V. and the companies in its group, joined the Group in July 1995. In the first half of 2000, it was resolved to merge Grupo Financiero BBV-Probursa, S.A. de C.V. into Grupo Financiero BBVA Bancomer, S.A. de C.V. Following this merger, this was carried out in July 2000.
On March 20, 2004 the BBVA Group completed the tender offer on 40.6% of the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Grupo Financiero BBVA Bancomer, S.A. de C. V. was 98.88%, which, as a result of the purchase of shares subsisting in the market, increased to 99.70% as of December 31, 2004.
As of June 30, 2007 BBVA held an ownership interest of 99.96% in the share capital of Grupo BBVA Financiero Bancomer, S.A.
BBVA BANCO FRANCÉS GROUP (ARGENTINA)
In December 1996, the Group acquired 30% of BBVA Banco Francés, S.A. (formerly Banco Francés Río de la Plata, S.A.) and assumed its management. Further acquisitions and a capital increase prior to December 31, 2003 brought the Group’s ownership interest to 79.6% at that date.
The ownership interest held by the Group as of June 30, 2007 was 76.00%.
BBVA PUERTO RICO, S.A.
In July 1998 BBV Puerto Rico absorbed PonceBank. Also in 1998, BBV Puerto Rico acquired the assets and liabilities of Chase Manhattan Bank in Puerto Rico.
The ownership interest held by the Group as of June 30, 2007 was 100%.
BBVA CHILE GROUP
In September 1998, the Group acquired a 44% stake in Banco BHIF, S.A., currently BBVA Chile, S.A., and assumed the management of the group headed by this Chilean financial institution, increasing its stake in successive acquisitions.

On March 3, 2006, BBVA purchased 0.43% of BBVA Chile’s share capital for Chilean pesos 2,318 million (€3.7 million), increasing BBVA’s share capital in BBVA Chile to 67.05%. As the share capital of BBVA in BBVA Chile was higher than two thirds of BBVA Chile’s total share capital, BBVA in compliance with Chilean legislation launched a public tender offer for all of BBVA Chile’s share capital. The public tender offer was effective from April 3, 2006 to May 2, 2006. After the acceptance of the public tender offer, BBVA’s share capital in BBVA Chile increased to 68.18%.
The ownership interest held by the Group as of June 30, 2007 was 67.86%.
BBVA BANCO PROVINCIAL GROUP (VENEZUELA)
In March 1997, the Group acquired 40% of the share capital of Banco Provincial, S.A. and higher-percentage holdings in the other Provincial Group companies; consequently, it assumed the management of this group. Further acquisitions made in subsequent years raised the Bank’s holding in the Provincial Group to 55.60% as of June 30, 2007.
BBVA BANCO CONTINENTAL GROUP (PERU)
In April 1995, the Group acquired 50% of the share capital of Banco Continental, S.A. through Holding Continental, S.A. (50%-owned by the Group) and assumed the management of the financial group headed by Banco Continental, S.A. (Note 2.1.a). The ownership interest held by the Group as of June 30, 2007 was 92.08%.
BBVA COLOMBIA GROUP
In August 1996, the Group acquired 40% of the ordinary shares (equal to 35.1% of the total share capital) of Banco Ganadero, S.A. (currently BBVA Colombia, S.A.).
On December 31, 2005, BBVA Colombia acquired 98.78% of Banco Granahorrar, S.A., proceeding to merger both entities on May 2006.
The ownership interest held by the Group as of June 30, 2007 was 95.43%.
Group BBVA USA
On October 8, 2004, the Group acquired all of the shares of former Valley bank (now BBVA Bancomer USA).
On April 28, 2005, the Group acquired all of the shares of Laredo National Bancshares Inc.
On November 10, 2006, the Group acquired all of the shares of Texas Regional Bancshares Inc.
On January 3, 2007, the Group acquired all of the shares of State National Bancshares Inc.
CHANGES IN THE SIX-MONTH PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007
The most noteworthy acquisitions and sales of subsidiaries for the six months ended June 30, 2007 were as follows:
-	On January 3, 2007, the Group acquired all of the shares of the U.S. Banking Group State National Bancshares Inc, as established in the agreement of July 12, 2006. The purchase price paid was US$488 million (€374 million), gave rise to a goodwill of €271 million, as of June 30, 2007. The merger, in June 2007, of the three companies that together owned a 100% of the following three banks: Laredo National Bank (acquired in 2005), Texas State Bank (acquired in 2006) and State National Bank (acquired in 2007), gave rise to one single entity denominated BBVA USA Bancshares, Inc.
4. DIVIDENDS
For the six months ended June 30, 2007 the following dividends were paid in relation to each of the 3,551,969,121 shares composing the Bank’s capital:
-	On January 10, 2007, the third interim dividend for 2006 was paid for a gross amount of EUR 0.132 per share (net: EUR 0.10824 per share).

-	On April 10, 2007, a supplementary dividend for 2006 was paid for a gross amount of EUR 0.241 per share (net: EUR 0.19762 per share).
On June 21, 2007 the Board of Directors of BBVA resolved to pay the shareholders the first interim dividend of 2007 of €0.152 per share.
The total amount of the interim dividend aforementioned as of June 30, 2007, once deduced the amount received by the entities of the consolidated group, amounts to €539 millions and is recognized in the heading “ Equity- dividends and Remuneration” in the related consolidated balance sheet as of June 30, 2007 (Note 25).
This dividend was paid on July 10, 2007.
5. EARNINGS PER SHARE
Basic earnings per share are determined by dividing net profit or losses attributable to the Group in a given period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined using a method similar to that used to calculate basic earnings per share; however, the weighted average number of shares outstanding is adjusted to take into account the potential dilutive effect of share options, warrants and convertible debt instruments outstanding at period-end.
The “diluted number” of shares linked to warrants outstanding at period-end is determined in two stages: firstly, the hypothetical liquid amount that would be received on the exercise of these warrants is divided by the annual average price of the share and, secondly, the difference between the amount thus quantified and the present number of potential shares is calculated; this represents the theoretical number of shares issued disregarding the dilutive effect. Profit or loss for the period is not adjusted.
Therefore:

	Six months ended	Six months ended
EARNINGS PER SHARE FOR CONTINUING OPERATIONS	June 30, 2007	June 30, 2006

Numerator for basic earnings per share:
Income available to common stockholders (thousands of euros)	3,374	3,336
Numerator for diluted earnings per share:
Income available to common stockholders (thousands of euros)	3,374	3,336
Denominator for basic earnings per share (millions of shares)	3,532	3,388
Denominator for diluted earnings per share (millions of shares)	3,532	3,388

Basic earnings per share (euros)	0.96	0.98

Diluted earnings per share (euros)	0.96	0.98

As of June 30, 2007 and June 30, 2006, there were neither instruments nor share based payment to employees that could potentially dilute basic earnings per share.
As of June 30, 2007 and June 30, 2006, there were no discontinued operations that affected the earnings per share calculation for periods presented.
6. BASIS AND METHODOLOGY INFORMATION FOR SEGMENT REPORTING
Information by business area is a fundamental tool for monitoring and managing the Group’s various businesses. Preparation of this information starts at the lowest-level units, and all the accounting data relating to the business managed by these units are recorded. Management classifies and combines data from these units in accordance with a defined structure by the Group to arrive at the picture for the principal units and, finally, for the entire area itself. Likewise, the Group’s individual companies also belong to different business areas according to their type of activity. If a company’s activities do not match a single area, the Group assigns them and its earnings to a number of relevant units.
Once management has defined the composition of each area, it applies the necessary management adjustments inherent in the model. The most relevant of these are:
-	Stockholders’ equity: the Group allocates economic capital commensurate with the risks incurred by each business (CeR). This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group’s targets in terms of capital adequacy. These targets are applied at two levels: the first is core equity, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preference shares. The CeR calculation combines lending risk, market risk (including structural risk associated with the balance sheet and equity positions), operational risk and fixed asset and technical risks in the case of insurance companies.

Stockholders’ equity, as calculated under BIS rules, is an extremely important reference to the entire Group. However, for the purpose of allocating capital to business areas the Bank prefers CeR. It is risk-sensitive and thus linked to the management policies for the individual businesses and the business portfolio. This procedure anticipates the approach likely to be adopted by the future Basel II rules on capital. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

-	Internal transfer prices: management uses rates adjusted for maturity to calculate the margins for each business. It also revises the interest rates for the different assets and liabilities that make up each unit’s balance sheet.

-	Assignment of operating expenses: the Bank assigns direct and indirect costs to the business areas except for those where there is no close and defined relationship, i.e., when they are of a clearly corporate or institutional nature for the entire Group.

-	Cross-business register: in some cases, and for the correct assignment of results, consolidation adjustments are done to eliminate double accounting produced by the incentives given to boost cross-business between units.
Concerning the structure by segments, the main level is set out by type of business. In December 2006, the Group adopted a new organizational structure that it has been implemented in January 2007, which is designed to streamline the Group’s corporate structure and give greater weight and autonomy to its business units. The financial information for our business areas for 2006 has been prepared on a uniform basis, consistent with our organizational structure in 2007.
The secondary basis of segment reporting relates to geographical segments.
Thus the present composition of the Group’s main business areas as of June 30, 2007, was as follows:
•	Spain and Portugal: this includes the Financial Services unit, i.e., individual customers, small companies and businesses in the domestic market, plus consumer finance provided by Finanzia and Uno-e; the Corporate and Business unit manages SMEs, large companies and institutions in the domestic market; the insurance business and BBVA Portugal.

•	Global Businesses: consisting of Global Customers and Markets with the global customers unit, investment banking, trading floor business, distribution and the Group’s activities in Asia; the mutual and pension fund managers in Spain, and domestic and international private banking. And finally, it includes business and real estate projects, which the Group manages through Valanza and Anida.

•	Mexico and the United States: this area includes the banking, insurance and pension businesses in Mexico and the United States (including Puerto Rico).

•	South America: this consists of banking, insurance and pension businesses in South America.

•	Corporate Activities: The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity issues and shareholders’ funds. The management of structural risks related to interest rates in currencies other than the euro is handled by the corresponding areas. This area also includes the industrial portfolio management unit and financial shareholdings. It also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, e.g., for early retirement.
The summarized income statements and main activity ratios by business area for the six months periods ended June 30, 2007 and 2006 are as follows:

	Millions of euros
	Spain and Portugal		Global Businesses
	Six months ended June 30,	Six months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2007	2006	2007	2006

NET INTEREST INCOME	2,057	1,809	25	102
Income by the equity method	—	(1)	103	47
Net fee income	835	803	266	214
Income from insurance activities	224	182	—	—
CORE REVENUES	3,116	2,793	394	363
Gains and losses on financial assets and liabilities	131	93	430	278
GROSS INCOME	3,247	2,886	824	641
Net revenues from non-financial activities	23	15	87	59
Personnel and general administrative expenses	(1,208)	(1,183)	(251)	(191)
Depreciation and amortization	(54)	(52)	(5)	(6)
Other operating income and expenses	13	10	3	(1)
OPERATING PROFIT	2,021	1,676	658	502
Impairment losses on financial assets	(291)	(283)	(60)	(90)
- Loan Loss provisions	(289)	(284)	(60)	(90)
- Other	(2)	1	—	—
Provisions (net)	—	1	1	4
Other income/losses (net)	6	13	7	141

PRE-TAX PROFIT	1,736	1,407	606	557

Corporate income tax	(564)	(491)	(151)	(127)

NET PROFIT	1,172	916	455	430

Minority interests	—	(2)	(4)	(4)

NET ATTRIBUTABLE PROFIT	1,172	914	451	426

	Millions of euros
	Mexico and USA		South America		Corporate Activities
	Six months ended June	Six months ended June	Six months ended June	Six months ended June	Six months ended June	Six months ended June
	30, 2007	30, 2006	30, 2007	30, 2006	30, 2007	30, 2006

NET INTEREST INCOME	1,989	1,664	765	627	(222)	(151)
Income by the equity method	1	(2)	—	2	(1)	24
Net fee income	750	697	449	405	(15)	31
Income from insurance activities	146	145	(17)	(12)	(12)	(19)
CORE REVENUES	2,886	2,504	1,197	1,022	(250)	(115)
Gains and losses on financial assets and liabilities	96	105	136	169	1,136	712
GROSS INCOME	2,982	2,609	1,333	1,191	886	597
Net revenues from non-financial activities	(3)	(1)	—	3	6	(1)
Personnel and general administrative expenses	(1,061)	(960)	(568)	(537)	(257)	(242)
Depreciation and amortization	(74)	(60)	(43)	(44)	(71)	(71)
Other operating income and expenses	(61)	(57)	(23)	(22)	(6)	(9)
OPERATING PROFIT	1,783	1,531	699	591	558	274
Impairment losses on financial assets	(453)	(295)	(73)	(46)	(5)	60
- Loan Loss provisions	(443)	(287)	(69)	(46)	(5)	58
- Other	(10)	(8)	(4)	—	—	2
Provisions (net)	(13)	(53)	(20)	(37)	(137)	(259)
Other income/losses (net)	(2)	—	(9)	(4)	31	748

PRE-TAX PROFIT	1,315	1,183	597	504	447	823

Corporate income tax	(365)	(357)	(123)	(107)	26	76

NET PROFIT	950	826	474	397	473	899

Minority interests	(1)	(1)	(148)	(116)	3	(9)

NET ATTRIBUTABLE PROFIT	949	825	326	281	476	890

The relevant business indicators as of June 30, 2007 and December 31, 2006 were as follows:

	Millions of euros
			Global
	Spain and Portugal		Businesses		Mexico and USA		South America
	As of	As of	As of	As of	As of	As of	As of	As of
	June 30,	December	June 30,	December	June 30,	December	June 30,	December
	2007	31, 2006	2007	31, 2006	2007	31, 2006	2007	31, 2006

Customer lending (1)	192,292	179,370	31,485	29,049	34,265	31,449	20,011	17,366
Customer deposits (2)	89,795	85,309	52,838	35,401	40,892	41,309	23,969	22,773
. Deposits	89,678	85,245	33,123	25,032	35,344	34,879	23,054	21,667
. Assets sold under repurchase agreement	117	64	19,715	10,369	5,548	6,430	915	1,106
Off-balance-sheet funds	52,662	52,477	11,603	11,179	20,389	18,478	37,135	33,447
. Mutual funds	43,099	43,006	4,358	4,000	11,193	9,853	1,933	1,575
. Pension funds	9,563	9,471	7,245	7,179	9,196	8,625	35,202	31,872
Other placements	5,622	7,117	—	—	3,432	3,294	—	—
Customer portfolios	9,994	8,181	10,580	11,342	6,864	6,941	—	—
Risk weighted assets (3)	82,334	79,180	35,441	27,817	50,620	52,258	24,290	21,046
ROE (%)	36.8	31.1	35.4	41.8	49.0	46.7	36.1	31.8
Efficiency ratio (%)	35.8	39.2	27.5	28.1	35.6	35.9	42.6	45.9
Efficiency incl. depreciation and amortization (%)	37.4	41.0	28.1	28.7	38.1	38.2	45.8	49.7
NPL ratio (%)	0.63	0.55	0.03	0.04	2.28	2.19	2.51	2.67
Coverage ratio (%)	278.2	315.20	n.s.	n.s.	233.0	248.90	130.8	132.80

(1)	Gross lending excluding NPLs. Mexico and the United States exclude Bancomer’s old mortgage portfolio.

(2)	Spain and Portugal and Global Businesses include collection accounts and individual annuities. Mexico and the United States exclude deposits and repos issued by Bancomer Markets and Puerto Rico. In South America includes financial assets held for trading.

(3)	According to ERC methodology.

7. REMUNERATION OF THE BANK’S DIRECTORS AND SENIOR MANAGEMENT
Remuneration and other provisions for the Board of Directors and members of the Management Committee
- Remuneration of non-executive directors
The remuneration paid to the non-executive members of the Board of Directors for the six months period ended June 30, 2007 is indicated below. The figures are given individually for each non-executive director and itemised in thousands of euros:

	Thousands of euros
		Standing			Appointments and
	Board	Committee	Audit	Risk	Compensation	Total

Tomás Alfaro Drake	60	—	32	—	—	92
Juan Carlos Álvarez Mezquíriz	60	76	—	—	19	155
Richard C. Breeden	162	—	—	—	—	162
Ramón Bustamante y de la Mora	60	—	32	49	—	141
José Antonio Fernández Rivero (*)	60	—	—	97	—	157
Ignacio Ferrero Jordi	60	76	—	—	19	155
Román Knörr Borrás	60	76	—	—	—	135
Rafael Bermejo Blanco	40	—	41	24	—	105
Carlos Loring Martínez de Irujo	60	—	32	—	49	141
Enrique Medina Fernández	60	76	—	49	—	184
Susana Rodríguez Vidarte	60	—	32	—	10	102

Total (**)	738	303	170	219	97	1,528

(*)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €326,000 for the six months ended June 30, 2007 in early retirement payments as a former member of the BBVA management.

(**)	Mr. Ricardo Lacasa Suárez and Telefónica de España, S.A., who stood down as directors at the Annual General Meeting, March 28, 2007 and March 16, 2007, respectively, received €95,000 and €30,000, respectively, for the six months period ended June 30, 2007 in payment of his membership of the Board of Directors.
- Remuneration of executive directors
The remuneration paid to the executive members of the Board of Directors for the six months period ended June 30, 2007 is indicated below. The figures are given individually for each executive director and itemised:

	Thousand of euros
		Variable
	Fixed	Remunerations
POSITION	remunerations	(*)	Total (**)

Chairman	914	3,255	4,169
Chief Executive Officer	676	2,730	3,406
General Secretary	311	794	1,105

Total	1,901	6,779	8,680

(*)	Figures relating to variable remuneration for 2006 paid in 2007.

(**)	In addition, the executive directors received remuneration in kind for the six months ended June 30, 2007 totalling €22 thousand, of which €8 thousand relates to Chairman, €7 thousand relates to Chief Executive Officer and €7 thousand to General Secretary.
- Remuneration of the members of the management committee
The remuneration paid for the six months ended June 30, 2007 to the members of BBVA’s Management Committee, excluding executive directors, comprised €2,737 thousand of fixed remuneration and €11,439 thousand of variable remuneration earned in 2006 and received in 2007.
In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling €263 thousand for the six months period ended June 30, 2007.

– Welfare benefit obligations
The provisions recorded for the six months period ended June 30, 2007 to cater for welfare benefit obligations to executive directors were as follows:

Thousands of
POSITION	euros

Chairman	57,931
Chief Executive Officer	46,810
General Secretary	7,840

Total	112,581

Of this aggregate amount, €8,013 thousand were charged to income in the period from January 1 to June 30, 2007. Most of these commitments were insured under policies with BBVA as beneficiary, underwritten by an insurance company belonging to the Group. These insurance policies were matched to financial assets in compliance with Spanish legal regulations. The internal return on the insurance policies associated to said commitments was €2,325 thousand, which partly offset the amount allocated to provisions for the six months period ended June 30, 2007.
Also, insurance premiums amounting to €84 thousand were paid on behalf of the non-executive directors members of the Board of Directors.
The provisions charged as of June 30, 2007 for post-employment welfare commitments for the Management committee members, excluding executive directors, amounted to €33,453 thousands. Of these, €3,995 thousands were charged to income in the period from January 1 to June 30, 2007. The internal return on the insurance policies associated to said commitments was €463 thousands, which partly offset the amount allocated to provisions for the six months period ended June 30, 2007.
– Remuneration system for non-executive directors with deferred delivery of shares
The annual general meeting celebrated on March 18, 2006, under agenda item eight, resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme that had covered these directors.
The new plan assigns ‘theoretical’ shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the trading sessions prior to the annual general meetings approving the financial statements for the years covered by the scheme as of 2006. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.
The Annual General Meeting resolution granted the non-executive directors who were beneficiaries of the earlier scheme the possibility of choosing to convert the amounts to which they were entitled under the previous scheme for non-executive directors into “theoretical shares”. All the beneficiaries opted for this conversion.
Consequently, the non-executive directors who were beneficiaries of the new system for deferred delivery of shares, approved by the AGM, received the following number of theoretical shares:

Theoretical
Directors	Shares as of June 30, 2007

Tomás Alfaro Drake	1,407
Juan Carlos Álvarez Mezquíriz	19,491
Ramón Bustamante y de la Mora	19,923
José Antonio Fernández Rivero	9,919
Ignacio Ferrero Jordi	20,063
Román Knörr Borrás	15,591
Carlos Loring Martínez de Irujo	7,684
Enrique Medina Fernández	28,035
Susana Rodríguez Vidarte	10,511

Total	132,624

– Severance payments
The contracts of the Bank’s executive directors (Chairman and CEO, President and COO, and Company Secretary) recognize their entitlement to be compensated should they leave their post for grounds other than their own decision, retirement, disablement or serious dereliction of duty. These entitlements amount to an aggregate compensation of €141,390 thousand of euros.

In order to receive such compensation, directors must place their directorships at the disposal of the board, resign from any posts that they may hold as representatives of the Bank in other companies, and waive pre-existing employment agreements with the Bank, including any senior management positions and any right to obtain compensation other than that already indicated.
On standing down, they will be rendered unable to provide services to other financial institutions in competition with the Bank or its subsidiaries for two years, as established in the board regulations.
8. RISK EXPOSURE
Activities concerned with financial instruments may involve the assumption or transfer of one or more types of risk by financial entities. The risks associated with financial instruments are:
•	Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions:
▪	Currency risk: arises as a result of changes in the exchange rate between currencies.

▪	Fair value interest rate risk: arises as a result of changes in market interest rates.

▪	Price risk: arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.
•	Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

•	Liquidity risk: occasionally referred to as funding risk, this arises either because the entity may be unable to sell a financial asset quickly at an amount close to its fair value, or because the entity may encounter difficulty in finding funds to meet commitments associated with financial instruments.
The Group has developed a global risk management system based on three components: a corporate risk management structure, with segregated functions and responsibilities; a set of tools, circuits and procedures that make up the different risk management systems; and an internal control system. Following is a summary of each of the three components:
1. Corporate management structure
The Board of Directors is the body that determines the Group’s risk policy. It approves, where appropriate, any non-delegated financial transactions or programmes involving credit risk, with no restrictions as to the amount. It also authorises the operating limits and the delegation of powers relating to credit risk, market risk and structural risk.
These tasks are performed by the Standing Committee, which reports to the Board.
The Board has a Lending Committee, a specialized body whose functions include, inter alia: assessment of the Group’s risk management in terms of risk profile and capital map, broken down by business and area of activity; evaluation of the general risk policies and establishment of limits by type of risk or business, and of management resources, procedures and systems, structures and processes; approval of individual or group risks that may affect the Bank’s solvency, in keeping with the established delegation system; analysis and approval, where appropriate, of credit risks in terms of maximum customer or group exposure; monitoring of the Group’s various risks, ensuring they comply with the profile defined by the Group; ensuring compliance with the recommendations of regulatory and supervisory bodies, and implementation of these recommendations in the Group’s risk management model; and analysis of the Group’s risk control systems.
The Asset-Liability Committee (ALCO) is the body responsible for actively managing the Group’s structural liquidity, interest rate and currency risks, and its core capital.
The Global Risk Committee – composed by those in charge of the group’s risk management- has as main tasks the development and implementation of the Group’s risk management model as well as the correct integration of the risk’s costs in the different decision-making processes. The Global Risk Committee assesses the global risk profile of the Group and the coherence between the risk policies and objective risk profile; identifies global risk concentrations and mitigation techniques; monitors de macroeconomic environment and the performance of entities in the sector quantifying global sensitivity and the expected impact of different scenarios of risk positioning.
The Technical Transactions Committee analyses and approves, where appropriate, the financial transactions and programmes that are within its level of authorisation, and refers any transactions exceeding the scope of its delegated powers to the Lending Committee.
2. Tools, circuits and procedures
The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk; this prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria. Specifically, the main risk management activities performed are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (PD), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); measurement of the values-at-risk of the portfolios based on various scenarios using historical and Monte Carlo simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the achievement of the targets set.
3. Internal control – risk maps
a) market risk management
a.1) Market Risk in market areas
The BBVA Group manages together credit and market risks in the market and treasury areas through their Central Risk Unit.
The detail, by instrument, of the risk exposure as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Credit institutions	36,806	17,150
Fixed-income securities	69,906	68,738
Derivatives	7,218	6,195

Total	113,930	92,083

In the market areas the Group has legal compensation rights and contractual compensation agreements which give rise to a reduction of €8,915 million in credit risk exposure as of June 30, 2007.
With regard to market risk (including interest rate risk, currency risk and equity price risk), BBVA’s limit structure determines an overall VaR (value at risk) limit for each business unit and specific sublimits by type of risk, activity and desk. The Group also has in place limits on losses and other control mechanisms such as delta sensitivity calculations, which are supplemented by a range of indicators and alerts which automatically activate procedures aimed at addressing any situations that might have a negative effect on the activities of the business area. As well, risk monitoring is complemented with an impact analysis in the income statements in stress conditions.
The market risk profile as of June 30, 2007 and December 31, 2006 was as follows:

	Millions of euros
	As of June	As of December
	30, 2007	31, 2006

Interest risk	10	12
Currency risk	1	1
Stock-market risk	5	6
Vega/Correlation risk	8	5

a.2) Structural interest rate risk
The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. To this end, the ALCO actively manages the balance sheet through transactions intended to optimize the level of risk assumed in relation to the expected results, thus enabling the Group to comply with the tolerable risk limits.
The ALCO bases its activities on the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.
In addition to measuring sensitivity to 100-basis-point changes in market interest rates, the Group performs probabilistic calculations to determine the economic capital for structural interest rate risk in the BBVA Group’s banking activity (excluding the Treasury Area) based on interest rate curve simulation models.
All these risk measurements are subsequently analysed and monitored, and the levels of risk assumed and the degree of compliance with the limits authorised by the Standing Committee are reported to the various managing bodies of the BBVA Group.

Following is a detail in millions of euros of the average interest rate risk exposure levels of the main financial institutions of the BBVA Group for the period from for the six months period ended June 30, 2007:

	Average Impact on Net Interest Income
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	Dollar	Other	Total	Total

BBVA	-2.8	+14.2	+0.3	+14.8	+25.4
BBVA Bancomer	—	+20.1	+47.7	+67.8	-67.9
BBVA Puerto Rico	—	-6.0	—	-6.0	+2.2
Laredo National Bank	—	-6.9	—	-6.9	+0.5
BBVA Chile	—	+1.3	+2.6	+3.9	-4.1
BBVA Colombia	—	+0.0	+9.3	+9.3	-9.4
BBVA Banco Continental	—	+0.5	+4.8	+5.3	-5.4
BBVA Banco Provincial	—	+1.5	+11.9	+13.4	-13.4
BBVA Banco Francés	—	-0.2	+1.8	+1.6	-1.6

	Average Impact on Economic Value
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	Dollar	Other	Total	Total

BBVA	+448.3	-0.7	-2.7	+447.8	-508.2
BBVA Bancomer	—	+20.7	-271.7	-250.9	+241.3
BBVA Puerto Rico	—	-11.2	—	-11.2	-4.9
Laredo National Bank	—	-30.6	—	-30.6	+21.7
BBVA Chile	—	+4.6	-21.7	-17.1	+2.9
BBVA Colombia	—	-0.4	-7.7	-8.2	+9.6
BBVA Banco Continental	—	-16.7	-1.3	-18.0	+18.7
BBVA Banco Provincial	—	-0.2	+0.4	+0.2	+0.4
BBVA Banco Francés	—	-0.0	-16.3	-16.3	+17.9

As part of the measurement process, the Group established the assumptions regarding the evolution and behaviour of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.
The average annual interest rate of the debt securities included in the “financial assets held for trading” heading for the six months period ended June 30, 2007 was of 4.53%.
a.3) Structural currency risk
Structural currency risk derives mainly from exposure to exchange rate fluctuations arising in relation to the Group’s foreign subsidiaries and from the endowment funds of the branches abroad financed in currencies other than the investment currency.
The ALCO is responsible for arranging hedging transactions to limit the net worth impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.
Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange rate scenario simulation model which quantifies possible changes in value with a confidence interval of 99% and a pre-established time horizon. The Standing Committee limits the economic capital or unexpected loss arising from the currency risk of the foreign-currency investments.
As of June 30, 2007, the coverage of structural currency risk exposure stood at 32%.
a.4) Structural equity price risk
The Structural equity price risk refers to the possibility of experiencing losses of value in the positions held in shares and other equity instruments recognized as available for sale financial assets due to the changes in value of shares or stock indexes. The BBVA Group’s exposure to this risk derives from investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions held in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible falls in prices. As of June 30, 2007 the aggregate sensitivity of the Group’s equity positions to a 1% fall in the price of the shares amounted to €93 million, 62% of which is concentrated in highly liquid European Union equities. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in derivatives on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

The Risk area, while quantifying and monitoring the structural equity price risk, estimates the sensibility data and the capital necessary to cover possible unexpected due to changes in the value of the companies that form part of these available for sale financial assets taking into account the liquidity of these positions and the statistical behaviour of the assets considered, with a level of confidence that corresponds to the rating targeted by the entity. These procedures are complemented with periodic stress and back-testing contrasts, as well as scenario analysis.
b) credit risk management
Loans and receivables
The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under “Loans and Receivables” in the accompanying consolidated balance sheets as of June 30, 2007 and December, 31 2006, is shown in Note 13.
The detail, by heading, of the Group’s maximum credit risk exposure as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Gross credit risk (amount drawn down)	338,062	305,250
Loans and advances to other debtors	285,456	262,969
Contingent liabilities	52,606	42,281
Market activities	113,930	92,083
Drawable by third parties	89,563	98,226

Total	541,555	495,559

The detail, by geographical area, of the Gross credit risk (amount drawn down) of the foregoing detail as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Spain	269,206	243,367
Other European countries	7,241	6,120
The Americas	61,615	55,763
Mexico	29,738	27,729
Puerto Rico	3,225	3,248
Chile	6,848	6,264
USA	5,883	5,051
Argentina	2,278	2,203
Perú	4,128	3,666
Colombia	4,468	3,311
Venezuela	3,855	3,139
Other	1,192	1,152

Total	338,062	305,250

As of June 30, 2007, 101 corporate groups had drawn down loans of more than €200 million, which taken together constitute a total risk exposure of 18% of the total for the Group. The 91% of these corporate groups have an investment grade rating. The breakdown, based on the geographical area in which the transaction was originated, is as follows: 72% in Spain, 21% in the Bank’s branches abroad, and 7% in Latin America (5% in Mexico alone). The main business sectors are as follows: Institutional (18%), Real Estate and Construction (29%), Electricity and Gas (12%), Consumer Goods and Services (12%), and Telecommunications (7%).

The distribution of exposure by ratings, which comprehends companies, financial entities and public institutions (excluding sovereign risk), is of a very high credit quality as evidenced by the fact that as of June 30, 2007, 57% of the portfolio is rated A or higher, and 82% has a rating same or higher to BBB-, as shown in the following table as of June 30, 2007:

% of Total Exposure

AAA/AA	34.0%
A	23.0%
BBB+	9.0%
BBB	6.0%
BBB-	10.0%
BB+	6.0%
BB	4.0%
BB-	4.0%
B+	3.0%
B	1.0%
B-	0.0%

The most significant caption under the “Loans and receivables” rubric is “Loans and advances to other debtors”.
Loans and advances to other debtors
The detail, by transaction type, status, sector and geographical area, of the carrying amounts of the financial assets included under “Loans and Advances to Other Debtors” in the accompanying consolidated balance sheets as of June 30, 2007 and December 31, 2006, disregarding the impairment losses, is shown in Note 13.3.
Domestic loans, excluding General Government, totalled €181 billion. Its risk exposure is highly diversified between financing provided to individuals and businesses, and there are no significant concentrations in the sectors that are more sensitive to the current economic scenario.
Non-performing assets (past-due and overdrawn amounts and overruns) included in “Receivable on Demand and Other” amounted to €2,184 million as of June 30, 2007 (€1,804 million as of December 31, 2006).
Impaired assets
The detail, by nature of the related financial instrument classified as impaired assets included under the heading “Impaired loans and advances to other debtors” in the accompanying consolidated balance sheets as of June 30, 2007 and December 31, 2006 is shown in Note 13.4. Additionally, as of June 30, 2007 the substandard contingent liabilities amounted to €37 million (€40 million as of December 31, 2006).
The detail, by geographical area, of the headings “impaired loans and advances to other debtors” and “Substandard contingent liabilities” as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of
	June 30,	As of December
	2007	31, 2006

Spain	1,404	1,174
Other European countries	56	42
The Americas	1,458	1,315
Mexico	701	612
Puerto Rico	72	67
Chile	203	194
USA	112	110
Argentina	22	26
Peru	84	77
Colombia	192	169
Venezuela	49	38
Other	23	22

Total	2,918	2,531

The changes for the six months period ended June 30, 2007 and 2006 in “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” in the foregoing detail are as follows:

	Millions of euros
		As of
	As of June	June 30,
	30, 2007	2006

Balance at the beginning of the period	2,531	2,382
Additions	1,996	1,205
Recoveries	(1,151)	(890)
Transfers to write-off	(488)	(318)
Exchange differences and others	30	(139)

Balance at the end of the period	2,918	2,240

The changes in 2007 and 2006 impaired loans and advances to other debtors heading are detailed in Note 13.4.
As of June 30, 2007 and December 31, 2006, the detail of the headings “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” of the various business segments:

	Millions of euros
	As of
	June 30,	As of December
	2007	31, 2006

Retail Banking Spain and Portugal	1,316	1,077
Global businesses	18	25
Mexico and USA	885	789
South America	573	526
Corporate Activities	126	114

Total	2,918	2,531

Impairment losses
The changes in the balance of the provisions for impairment losses on the assets included under the heading “Loans and Receivables” are shown in Note 13.4.
In addition, as of June 30, 2007 and December 31, 2006, the provisions for impairment losses on off-balance-sheet items amounted to €499 million and €502 million, respectively (see Note 27).
c) Liquidity risk
Liquidity risk is linked to the capacity o fan entity to finance the commitments acquired at reasonable market price, as well as been able to develop its business plans with reasonable market resources.
The Group’s liquidity risk is monitored using a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, ascertains the Bank’s possible liquidity requirements; and the structural, medium – and long – term approach, which focuses on the financial management of the balance sheet as a whole, projecting liquidity gaps of the next 12 months, according to the financial plan of the entity.
The Risk Area performs a control function and is totally independent of the management areas of each of the approaches and of the Group’s various units. The Market Risk Central Unit (UCRAM) establishes the corporate principles of liquidity risk management and control, which are followed by all the units of the Group.
The measurement, both short and mid term, is carried out by establishing quantitative indicators over which limits and/or alerts are established. The limits are various and cover diverse fields susceptible of control, from gaps of liquidity to the capacity of market appeal or the grade of concentration of it. Also as well, a monitoring process of qualitative indicators that can have an impact on the liquidity of the entity is performed.
For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short, – medium and long – term liquidity risk, which is authorized by the Standing Committee.
The liquidity risk data are sent periodically to the Group’s ALCO and to the management areas involved. As established in the Contingency Plan, the Technical Liquidity Group (GTL), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The GTL comprises personnel from the Short-Term Cash Desk, Financial Management and the Market Area Risk Unit (UCRAM). If the alert is serious, the GTL reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee chaired by the CEO.

9. CASH AND BALANCES WITH CENTRAL BANKS
The breakdown of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Cash	2,126	2,756
Balances at the Bank of Spain	8,108	2,705
Balances at other central banks	7,002	7,035
Valuation adjustments (*)	6	19

Total	17,242	12,515

(*)	Valuation adjustments include accrued interest
10. FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING
10.1. Breakdown of the balance
The breakdown of the balances of these headings in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
			As of December 31,
	As of June 30, 2007		2006
	Receivable	Payable	Receivable	Payable

Debt securities	33,277	—	30,470	—
Other equity instruments	12,563	—	9,949	—
Trading derivatives	13,355	15,277	11,416	13,218
Short positions	—	2,641	—	1,705

Total	59,195	17,918	51,835	14,923

10.2. Debt securities
The breakdown of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Issued by central banks	743	623
Spanish government bonds	4,097	3,345
Foreign government bonds	16,519	16,971
Issued by Spanish financial institutions	1,354	1,572
Issued by foreign financial institutions	5,787	4,779
Other debt securities	4,777	3,180

Total	33,277	30,470

The detail, by geographical area, of the balance of Debt Securities is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Spain	6,209	5,553
Rest of Europe	6,058	4,956
United States	3,511	3,597
Latin America	16,228	15,663
Rest of the world	1,271	701

Total	33,277	30,470

10.3. Other equity instruments
The breakdown of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Shares of Spanish companies	4,812	5,197
Credit institutions	323	672
Other	4,489	4,525
Shares of foreign companies	4,234	1,956
Credit institutions	630	527
Other	3,604	1,429
Share in the net assets of mutual funds	3,517	2,796

Total	12,563	9,949

10.4. Trading derivatives
The detail, by transaction type and market, of the balances of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
		Interest Rate		Commodities	Credit	Other
As of June 30, 2007	Currency Risk	Risk	Equity Price Risk	Risk	Risk	Risks	Total

Organised markets	10	1	109	—	—	—	120
Financial futures	12	—	—	—	—	—	12
Options	(2)	1	109	—	—	—	108
Other products	—	—	—	—	—	—	—
OTC markets	(620)	816	(2,210)	(3)	(19)	(6)	(2,042)
Credit institutions	(525)	1,925	(1,040)	(1)	(86)	(6)	267
Forward transactions	(223)	(1)	(2)	—	—	—	(226)
Future rate agreements (FRAs)	—	(12)	—	—	—	—	(12)
Swaps	(274)	2,029	(443)	(1)	—	—	1,311
Options	(28)	(92)	(595)	—	—	(6)	(721)
Other products	—	1	—	—	(86)	—	(85)
Other financial Institutions	(92)	(44)	(799)	—	24	—	(911)
Forward transactions	(87)	—	(4)	—	—	—	(91)
Future rate agreements (FRAs)	—	1	—	—	—	—	1
Swaps	—	(98)	15	—	—	—	(83)
Options	(5)	53	(810)	—	—	—	(762)
Other products	—	—	—	—	24	—	24
Other sectors	(3)	(1,065)	(371)	(2)	43	—	(1,398)
Forward transactions	(63)	—	—	—	—	—	(63)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	(798)	(439)	(1)	—	—	(1,238)
Options	60	43	68	(1)	—	—	170
Other products	—	(310)	—	—	43	—	(267)

Total	(610)	817	(2,101)	(3)	(19)	(6)	(1,922)

of which: Asset Trading Derivatives	798	9,414	2,966	23	116	38	13,355

of which: Liability Trading Derivatives	(1,408)	(8,597)	(5,067)	(26)	(135)	(44)	(15,277)

	Millions of euros
		Interest Rate	Equity Price	Commodities	Credit	Other
As of December 31, 2006	Currency Risk	Risk	Risk	Risk	Risk	Risks	Total

Organised markets	(747)	—	270	2	—	1	(474)
Financial futures	13	—	1	—	—	—	14
Options	(760)	—	269	2	—	1	(488)
Other products	—	—	—	—	—	—	—
OTC markets	(240)	587	(1,654)	5	(4)	(22)	(1,328)
Credit institutions	(267)	(297)	(637)	1	(9)	(22)	(1,231)
Forward transactions	8	—	—	1	—	—	9
Future rate agreements (FRAs)	—	44	—	—	—	—	44
Swaps	(269)	(177)	(24)	—	—	—	(470)
Options	(6)	(164)	(613)	—	(9)	(22)	(814)
Other products	—	—	—	—	—	—	—
Other financial Institutions	(5)	953	(570)	—	3	—	381
Forward transactions	(3)	—	—	—	—	—	(3)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,045	7	—	—	—	1,052
Options	(2)	(92)	(577)	—	3	—	(668)
Other products	—	—	—	—	—	—	—
Other sectors	32	(69)	(447)	4	2	—	(478)
Forward transactions	2	—	—	—	—	—	2
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	(346)	(396)	4	—	—	(738)
Options	30	277	(51)	—	2	—	258
Other products	—	—	—	—	—	—	—

Total	(987)	587	(1,384)	7	(4)	(21)	(1,802)

of which: Asset Trading Derivatives	469	8,518	2,262	35	81	51	11,416

of which: Liability Trading Derivatives	(1,456)	(7,931)	(3,646)	(28)	(85)	(72)	(13,218)

11. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006, based on the nature of the related transactions, is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Debt securities	69	56
Unit-Linked products	69	56
Goverment	43	40
Credit Institutions	22	10
Rest	4	6
Other equity instruments	836	921
Other securities	435	449
Unit-Linked products	401	472

Total	905	977

Life insurance policies where the risk is borne by the policyholder, are policies in which the funds constituting the insurance technical provisions, are invested in the name of the insurer in units in collective investment undertaking and other financial assets selected by the policyholder, who ultimately bears the investment risk.

12. AVAILABLE-FOR-SALE FINANCIAL ASSETS
12.1. Breakdown of the balance
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006, based on the nature of the related transactions, is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Available-for-sale financial assets
Debt securities	30,778	32,230
Other equity instruments	9,762	10,037

Total	40,540	42,267

The detail of the balance of the heading “Debt securities” as of June 30, 2007 and December 31, 2006, based on the nature of the related transactions, is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Debt securities
Issued by central banks	450	189
Spanish government bonds	5,779	6,818
Foreign government bonds	10,483	10,955
Issued by credit institutions	9,755	9,201
Resident	1,465	1,035
Non resident	8,290	8,166
Other debt securities	4,277	4,917
Resident	1,277	1,481
Non resident	3,000	3,436

Total gross	30,744	32,080

Impairments losses	(35)	(31)
Accrued expenses and adjustments for hedging derivatives	69	181

Total net	30,778	32,230

As of June 30, 2007 and December 31, 2006 the amount of gains/losses net from tax recognized in equity from the heading “Debt securities” under Available-for-sale financial assets amounted to €451 million and €702 million, respectively.
The breakdown of the balance of the heading “Other equity instruments” by nature of the operations as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of June	As of December
	30, 2007	31, 2006

Other equity instruments
Shares of Spanish companies	2,731	3,312
Credit institutions	—	—
Quoted	—	—
Unquoted	—	—
Other	2,731	3,312
Quoted	2,688	3,261
Unquoted	43	51
Shares of foreign companies	1,246	686
Credit institutions	1,039	345
Quoted	1,011	320
Unquoted	28	25
Other	207	341
Quoted	170	284
Unquoted	37	57
Shares in the net assets of mutual funds	2,034	1,963

Total gross	6,011	5,961

Valuation adjustments and adjustments for hedging derivatives	3,751	4,076

Total net	9,762	10,037

As of June 30, 2007 and December 31, 2006 the amount of gains/losses net from tax recognized in equity from the heading “Other equity instruments” under Available-for-sale financial assets amounted to €2,566 million, and €2,653 million, respectively.

For the six months period ended June 30, 2007 and 2006, €1,234 million and €781 million, respectively, were debited to “Valuation Adjustments” and recorded under “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statements for the six months periods ended June 30, 2007 and 2006. These amounts correspond to debt securities and other equity instruments (See Note 48).
As of June 30, 2007, most of our unrealised losses of “Available-for-sale assets” registered in equity correspond to “Debt securities”. This unrealised are considered temporary because they have mainly arisen in a period shorter than one year.
The detail, by geographical area, of “Available-for-sale assets”, disregarding accruals and impairment losses, is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Spain	11,988	13,477
Rest of Europe	9,827	10,739
United States	5,211	5,637
Latin America	7,674	6,676
Rest of the world	2,055	1,511

Total	36,755	38,040

12.2. Impairment losses
Following is a summary of the changes for the six months ended June 30, 2007 and 2006 in the impairment losses on available-for-sale financial assets:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Balance at beginning of period	82	138
Increase in impairment losses charged to income	6	2
Decrease in impairment losses credited to income	(1)	(15)
Elimination of impaired balance due to transfer of asset to write-off	—	—
Transfers	—	(11)
Exchange differences and others	(2)	(7)

Balance at end of period	85	107
Of which:
- Determined individually	56	74
- Determined collectively	29	33

As of June 30, 2007 and 2006, the balances of the individually determined impairment losses related in full to debt securities from countries belonging to the Latin America geographical area and issuers equity instruments in Europe.
13. LOANS AND RECEIVABLES
13. 1. Breakdown of the balance
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006, based on the nature of the related financial instrument, is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Loans and advances to credit institutions	36,806	17,050
Money market operations through counterparties	—	100
Loans and advances to other debtors	278,548	256,565
Debt securities	76	77
Other financial assets	7,022	6,063

Total	322,452	279,855

13. 2. Loans and advances to credit institutions
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006, based on the nature of the related financial instrument, is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Reciprocal accounts	104	131
Deposits with agreed maturity	17,675	9,470
Demand deposits	575	439
Other accounts	1,173	1,460
Reverse repurchase agreements	17,134	5,490

Total gross	36,661	16,990

Valuation adjustments	145	60

Total	36,806	17,050

13.3. Loans and advances to other debtors
The detail, by loan type and status, of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006, is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Financial paper	10	9
Commercial credit	23,591	22,453
Secured loans	124,796	116,738
Credit accounts	23,557	21,700
Other loans	86,860	77,748
Reverse repurchase agreements	1,704	1,526
Receivable on demand and other	12,806	11,658
Finance leases	8,657	8,053
Impaired assets	2,881	2,492

Total gross	284,862	262,377

Valuation adjustments	(6,314)	(5,812)

Total	278,548	256,565

Through several of its financial institutions the Group finances the acquisition by its customers of both personal and real property through finance lease contracts which are recorded under this heading. As of June 30, 2007, approximately €5,677 million related to finance lease contracts for personal property and €2,980 million related to finance lease contracts for real property. Of the total finance leases as of June 30, 2007, 77.5% are floating rate finance leases and the remaining 22.5% are fixed rate finance leases.
The breakdown, by borrower sector, of the balance of this heading as of June 30, 2007 and December, 31 2006 was as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Public Sector	21,665	21,194
Agriculture	3,416	3,133
Industry	33,959	24,731
Real estate and construction	45,664	41,502
Trade and finance	28,840	38,913
Loans to individuals	114,519	103,918
Leases	8,156	7,692
Other	28,643	21,294
Valuation adjustments	(6,314)	(5,812)

Total	278,548	256,565

The detail, by geographical area, of this heading as of June 30, 2007 and December 31, 2006, disregarding valuation adjustments, is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Spain	196,759	183,231
Rest of Europe	20,455	17,999
United States	10,495	9,597
Latin America	54,162	49,160
Rest of the world	2,991	2,390

Total	284,862	262,377

Of the total balance of “Loans and Advances to Other Debtors”, €20,168 million and €9,056 million relate to securitised loans as of June 30, 2007 and December 31, 2006, respectively. Since the Group retains the risks and rewards of these loans, they cannot be derecognised unless they meet the requirements to do so. The breakdown of these securitised loans, based on the nature of the related financial instrument and of their status (recognized or derecognised), is as follows (see Note 42):

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Derecognised on the balance sheet	890	1,058
Securitised mortgage assets	183	209
Other securitised assets	707	849
Retained on the balance sheet	20,168	9,056
Securitised mortgage assets	9,583	2,320
Other securitised assets	10,585	6,736

Total	21,058	10,114

13.4. Impaired assets and impairment losses
The changes for the six months periods ended June 30, 2007 and 2006 in the heading “Impaired Assets of Loans and advances to other debtors” of the foregoing detail, are as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Balance at beginning of period	2,492	2,346
Additions	1,983	1,195
Recoveries	(1,143)	(880)
Transfers to writte-off	(489)	(318)
Exchange differences and other	38	(132)

Balance at end of period	2,881	2,211

Following is a detail of the financial assets classified as “Loans and receivables to other debtors” and considered to be impaired due to credit risk as of June 30, 2007, and of the assets which, although not considered to be impaired, include any past-due amount at that date, classified by geographical location of risk and by age of the oldest past-due amount:

	Without Past-due		Millions of euros
	Balance or Less		Impaired assets of loans and advances to other debtors
	than 3 months	3 to 6	6 to 12	12 to 18	18 to 24	More than 24
	Past-due	months	months	months	months	months	Total

Spain	1,250	442	270	154	98	401	1,365
Rest of Europe	6	70	4	1	1	17	93
Latin America	361	806	97	11	13	384	1,311
United States	537	97	1	1	—	13	112

Total	2,154	1,415	372	167	112	815	2,881

The changes for the six months period ended June 30, 2007 in the impaired financial assets derecognised in balance for considering remote its possibility of recovery are as follows:

Millions of euros
As of June 30, 2007

Balance at the beginning of period	6,120
Increase:
Assets of remote collectability	664
Products overdue not collected	48
Decrease:
Cash recovery	(86)
Foreclosed assets	(1)
Other causes	(1,442)
Net Exchange differences	(5)

Balance at the end of period	5,298

The changes in the impairment losses for the six months periods ended June 30, 2007 and 2006 on the assets included under the heading “Loans and Receivables” are as follow:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Balance at beginning of period	6,417	5,587
Increase in impairment losses charged to income	1,184	975
Decrease in impairment losses credited to income	(199)	(564)
Acquisition of subsidiaries in the period	—	3
Disposal of subsidiaries in the period	—	(19)
Recovery of fixed-income security provisions	—	(1)
Transfers to written-off loans	(479)	250
Exchange differences	(34)	(391)
Other	42	(126)

Balance at end of period	6,931	5,714
Of which:
- Determined individually	1,924	1,736
- Determined collectively	5,007	3,978
Of which:
Based on the nature of the asset covered:	6,931	5,714
Loans and advances to credit institutions	13	9
Loans and advances to other debtors	6,908	5,690
Debt securities	1	10
Other financial assets	9	5
Of which:
By geographical area:	6,931	5,714
Spain	3,870	2,985
Rest	3,061	2,729

Recoveries of assets written off for the six months ended June 30, 2007 and 2006 amounted to €120 million and €94 million, respectively, and are deducted from the balance of the heading “Impairment losses (net) – Loans and receivables” in the accompanying consolidated income statements.
As of June 30, 2007 financial income amounting to €1,164 million had accrued but was not recorded in the consolidated income statements because there were doubts regarding its collection (As of December 31, 2006 the financial income accrued amounted to €1,107 million).

14. HELD-TO-MATURITY INVESTMENTS
As of June 30, 2007 and December 31, 2006, the detail of the balance of this heading in the consolidated balance sheets is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Quoted Spanish government bonds	1,404	1,417
Quoted foreign government bonds	2,850	3,023
Issued by Spanish credit institutions	340	344
Issued by foreign credit institutions	473	479
Debentures and bonds	644	648
Issued by other resident sectors	644	648

Total gross	5,711	5,911

Impairment losses	(5)	(5)

Total	5,706	5,906

All these balances are in Europe.
The gross changes for the six months period ended June 30, 2007 and for the year ended December 31, 2006 in the balance of this heading in the consolidated balance sheets are summarised as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Balance at beginning of period	5,911	3,964
Acquisitions	—	2,211
Redemptions	(156)	(274)
Other	(44)	10

Balance at end of period	5,711	5,911

No change has taken place for the six months ended June 30, 2007 and 2006 in the impairment losses on held-to-maturity investments.
15. HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE)
The detail of the fair value of the hedging derivatives held by the Group as of June 30, 2007 and December 31, 2006 recognized in the consolidated balance sheets is as follows:

	Millions of euros
	Interest Rate
As of June 30, 2007	Risk	Total

Non organised markets	(1,620)	(1,620)
Credit institutions	(1,651)	(1,651)
Fair value hedge	(1,598)	(1,598)
Cash flow hedge	(53)	(53)
Hedges of net investments in foreign operations	—	—
Other financial institutions	31	31
Fair value hedge	(26)	(26)
Cash flow hedge	57	57
Other sectors	—	—
Fair value hedge	—	—
Cash flow hedge	—	—
Hedges of net investments in foreign operations	—	—

Total	(1,620)	(1,620)

of which: Asset Hedging Derivatives	1,799	1,799

of which: Liability hedging Derivatives	(3,419)	(3,419)

	Millions of euros
	Interest Rate	Equity Price
As of December 31, 2006	Risk	Risk	Total

Non organised markets
Credit institutions	(382)	(116)	(498)
Fair value hedge	(404)	(116)	(520)
Cash flow hedge	22	—	22
Hedges of net investments in foreign operations	—	—	—
Other financial institutions	178	(3)	175
Fair value hedge	126	(3)	123
Cash flow hedge	52	—	52
Other sectors	9	(3)	6
Fair value hedge	9	(3)	6
Cash flow hedge	—	—	—
Hedges of net investments in foreign operations	—	—	—

Total	(195)	(122)	(317)

of which: Asset Hedging Derivatives	1,915	48	1,963

of which: Liability hedging Derivatives	(2,110)	(170)	(2,280)

As of June 30, 2007, the interest rate risk was hedged by interest swaps. As of December 31, 2006, the interest rate risk was hedged in its majority by interest swaps while the equity price risk was hedged in its majority by equity swaps.
The Group has hedged the following forecast cash flows. These cash flows are expected to impact the income statement in the following periods:

	Millions of euros
		More than 3
	3 months or	months but less	From 1 to 5	More than 5
	less	than 1 year	years	years

Cash inflows from assets	54	110	202	39
Cash outflows from liabilities	60	160	273	129

The amounts that were so recognized in equity during the period and the amounts that were removed from equity and included in profit or loss for the period are showed in the “Consolidated Statement of changes in equity- Consolidated Statements of recognized income and expense”.
As of June 30, 2007 and December 31, 2006, there were not amounts that were removed from equity during the periods and included in the initial measurement of the acquisition cost or other carrying amount of a non-financial asset or non-financial liability in a hedged highly probable forecast transaction.
16. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The balance of “Non-Current Assets Held for Sale” relates mostly to foreclosed assets.

The changes for the six months ended June 30, 2007 and 2006 in the balance of this heading in the consolidated balance sheets are as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Revalued cost -
Balance beginning of period	268	401
Additions	189	87
Retirements	(347)	(116)
Acquisition of subsidiaries in the period	1	12
Disposal of subsidiaries in the period	(37)	—
Transfers	272	6
Exchange difference and other	(8)	(68)
Balance at end of period	338	322
Impairment -
Balance beginning of period	82	170
Additions	15	29
Retirements	(23)	(36)
Acquisition of subsidiaries in the period	—	—
Transfers	5	3
Exchange difference and other	(9)	(40)
Balance at end of period	70	126

Balance total at end of period	268	196

As of June 30, 2007 and December 31, 2006, there were no liabilities associated with non-current assets held for sale.
Most of the non-current assets held for sale recorded as assets in the consolidated balance sheets as of June 30, 2007 relate to properties. These properties classified as “non-current assets held for sale” are assets available for sale, which is considered highly probable. The sale of most of these assets is expected to be completed within one year of the date on which they are classified as “non-current assets held for sale”.
The fair value of these items was determined by reference to appraisals performed by companies registered as valuers in each of the geographical areas in which the assets are located.
The independent valuation and appraisal companies entrusted with the appraisal of these assets were Eurovaloraciones, S.A., Valtecnic, S.A., General de Valoraciones, S.A., Krata, S.A., Tinsa, S.A., Alia Tasaciones, S.A., Ibertasa, S.A., Tasvalor, S.A. y Gesvalt, S.A. (these companies are registers in the official register of the Bank of Spain).
17 INVESTMENTS
17.1. Investments in associates
The gross changes for the six months ended June 30, 2007 and for the year ended December 31, 2006 in this heading of the consolidated balance sheets are as follows:

	Millions of euros
	Six months ended	Year ended
	June 30,	December 31,
	2007	2006

Balance at beginning of period	206	946
Acquisitions	483	28
Disposals	—	(802)
Transfers and others	28	34

Balance at end of period	717	206

The changes for the six months ended June 30, 2007 include the acquisition of Citic International Financial Holding for an amount of €478 million, becoming this the most significant investment held in associates by the group in this period.
17.2. Investments in jointly controlled entities
As of June 30, 2007 and December 31, 2006, the holdings included under the heading “Investments- Jointly controlled entities” were accounted using the equity method, as described in Note 2.1.b.
The most significant entity included in this heading is Corporación IBV Participaciones Empresariales, S.A., which reflects a balance of €593 million and €78 million in the heading “Income from equity investments” of the consolidated income statement for the six months ended June 30, 2007.
The most significant changes for the six months ended June 30, 2007 include the acquisition of IRB Riesgo Operacional, S.L., Micromedios Digitales, S.A. y P.R.Albirsa, S.L.; the sale of a part (20%) of La Esmeralda Desarrollos, S.L. and the recognition of Vitamédica, S.A. de C.V. as jointly controlled entities (previously recognised as associates).

17.3. Notifications of the acquisition of investments
Appendix IV lists the Group’s acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1988.
17.4. Impairment
For the six months ended June 30, 2007 the goodwill in jointly controlled entities has not registered an impairment.
18. REINSURANCE ASSETS
The most representative companies composing the insurance business of the consolidated Group are as follows: BBVA Seguros, S.A., BBVA Seguros Colombia, S.A., Seguros Bancomer, S.A. and Consolidar Group’s insurance companies.
As of June 30, 2007 and December 31, 2006, the detail of the balance of this heading in the consolidated balance sheets is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Reinsurance assets	33	32
Reinsurer´s share of technical provisions	33	32

Total	33	32

19. TANGIBLE ASSETS
As of June 30, 2007 and December 31, 2006, the detail of the balance of this heading in the consolidated balance sheets based on the nature of the related items, is as follows:

	Millions of euros
For own use	June 2007	December 2006

Land and Buildings	3,070	3,088
Construction in progress	234	24
Furniture, fixtures and vehicles	4,938	4,974
Accumulated depreciation	(4,182)	(4,243)
Valuation adjustments	(27)	(27)

Total	4,033	3,816

	Millions of euros
Investment Properties	June 2007	December 2006

Properties leased to Group entities	14	15
Leased buildings	52	51
Rural land, land lots and buildable land	1	2
Other	9	7
Leases	—	—
Accumulated depreciation	(13)	(13)
Valuation adjustments	(1)	(1)

Total	62	61

	Millions of euros
Assets Leased out under an Operating
Lease	June 2007	December 2006

Assets leased out to Group entities under an operating lease	978	881
Accumulated depreciation	(257)	(231)
Valuation adjustments	—	—

Total	721	650

The Group conducts its business mainly through a branch network, as shown in the following table:

	Number of branches
	June 2007	December 2006

Spain	3,615	3,635
United States(*)	3,768	3,742
Rest of the world	143	122

Total	7,526	7,499

(*)	Includes those related to the BBVA Group’s banking, pensions fund managers and insurance companies in all the American countries in which it is present.
As of June 30, 2007 and December 31, 2006, 47.5% and 46.9%, respectively, of the branches in Spain were leased from third parties. As of June 30, 2007 and December 31, 2006, 67% and 60%, respectively, of the branches in America were leased from third parties.
On June 19, 2007 BBVA and “Grupo Gmp” (GMP) have reached an agreement through which BBVA will acquire, by means of a group entity, the real estate “Parque Empresarial Foresta” located in the northern development area of Madrid, where it will build new corporate headquarters. This project will involve an investment for the BBVA Group greater than €700 million, which includes the purchase of the plots, the construction and the equipment of the buildings of the corporate headquarters. Of this amount as of June 30, 2007, has been registered under the heading “Land, buildings and construction in progress” € 391 million.
Both groups have executed various sale and purchase agreements by virtue of which GMP acquires four buildings from BBVA, located in Castellana 81; Goya 14; Hortaleza-Vía de los Poblados and Alcalá 16.
The gains obtained for the sale of tangible assets amounted to €281 million for the six months ended June 30, 2007, of which €235 million corresponds to the sale of buildings to GMP (€37 million as of June 30, 2006). The losses obtained for the sale of tangible assets amounted to €14 million for the six months ended June 30, 2007 (€9 million as of June 30, 2006). The gains and losses obtained for the sale of tangible assets are presented under the heading “Other gains and other losses” in the accompanying consolidated income statements (Note 54).
The net tangible asset impairment losses charged amounted to €1 million.
The carrying amount as of June 30, 2007 and December 31, 2006 of the tangible assets relating to foreign subsidiaries was €1,936 million and €1,857 million, respectively. Also, the amount of the assets held under finance leases on which the purchase option is expected to be exercised is €2 million as of June 30, 2007 whereas as of December 31, 2006 is not material.
The main real estate companies forming part of the consolidated Group are as follows: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A., Desarrollo Urbanístico de Chamartín S.A. and Inversor Brunete, S.L.
The contribution of these companies to the consolidated income statement is recorded under “Sales and Income from the Provision of Non-Financial Services” (Note 49).
The main consolidated Group companies engaging in operating leases are: Finanzia Autorenting, S.A., Automercantil-Comercio e Aluger de Vehículos Autom., Lda. and Maggiore Fleet, S.p.A.

20. INTANGIBLE ASSETS
20.1. Goodwill
The detail, by company, of the changes for the six months period ended June 30, 2007 and for the year ended December 31, 2006 in the balance of this heading in the consolidated balance sheets is as follows:

	Millions of euros
	Balance at						Balance
	beginning				Exchange		at end of
As of June 30, 2007	of year	Additions	Other	Withdrawals	Differences	Impairment	period

BBVA USA Bancshares, Inc., S.A. de C.V.	1,679	271	(4)	—	(53)	—	1,893
Grupo Financiero Bancomer, S.A. de C.V.	544	—	—	—	(10)	—	534
Hipotecaria Nacional S.A. C.V.	239	—	—	—	(4)	—	235
BBVA Colombia, S.A.	212	—	(8)	—	24	—	228
BBVA Pensiones Chile, S.A.	90	—	—	—	(1)	—	89
Maggiore Fleet, S.p.A.	36	—	—	—	—	—	36
BBVA Chile, S.A.	35	—	—	—	—	—	35
BBVA Puerto Rico, S. A.	35	—	—	—	(1)	—	34
FORUM Servicios Financieros,S.A.	50	—	(19)	—	—	—	31
AFP Provida, S.A.	22	—	—	—	—	—	22
BBVA Portugal,S.A.	16	—	—	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	—	—	5
BBVA Bancomer USA, S.A.	4	—	—	—	—	—	4
BBVA Finanzia S.p.A.	4	—	—	—	—	—	4
FORUM Distribuidora, S.A.	2	—	—	—	—	—	2
Proxima Alfa Services Limited, S.A.	—	1	—	—	—	—	1
BBVA Renting S.p.A.	—	1	—	—	—	—	1

FULLY CONSOLIDATED COMPANIES	2,973	273	(31)	—	(45)	—	3,170

The merger, in June 2007, between the companies that owned a 100% of the following three banks in United States: Laredo National Bank (acquired in 2005), Texas Regional Bank (acquired in 2006) and State National Bank (acquired in 2007), gave rise to one single entity denominated BBVA USA Bancshares, Inc.

	Millions of euros
	Balance
	at						Balance at
	beginning				Exchange		end of
As of December 31, 2006	of period	Additions	Other	Withdrawals	Differences	Impairment	period

Texas Regional Bancshares, Inc.	—	1,294	—	—	(37)	—	1,257
Grupo Financiero BBVA Bancomer, S.A. de C.V.	617	—	—	—	(73)	—	544
Grupo Laredo	474	—	(3)	—	(49)	—	422
Hipotecaria Nacional, S.A. de C.V.	259	—	10	—	(30)	—	239
Grupo BBVA Colombia	266	—	(35)	—	(19)	—	212
BBVA Pensiones Chile, S.A.	104	—	—	—	(14)	—	90
Forum Servicios Financieros, S.A.	—	51	—	—	(1)	—	50
Maggiore Fleet, S.p.A.	—	36	—	—	—	—	36
BBVA Chile, S.A.	41	—	—	—	(6)	—	35
BBVA Puerto Rico, S.A.	39	—	—	—	(4)	—	35
AFP Provida	26	—	—	—	(4)	—	22
BBVA Portugal, S.A.	16	—	—	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	—	—	5
BBVA Bancomer USA (*)	5	—	—	—	(1)	—	4
BBVA Finanzia, S.p.A.	—	4	—	—	—	—	4
Forum Distribuidora, S.A.	—	2	—	—	0	—	2
Invesco Management Nº1	—	6	—	—	—	(6)	—
Other companies	5	3	1	(9)	—	—	—

FULLY CONSOLIDATED COMPANIES	1,857	1,396	(27)	(9)	(238)	(6)	2,973

(*)	Former Valley Bank.
Based on the estimates and projections available to the Bank’s directors, the forecast revenues of these companies attributable to the Group support perfectly the carrying amount of the goodwill recorded.

No gains or losses were allocated to assets or liabilities with respect to the other acquisitions made for the six months ended June 30, 2007 and for the year ended December 31, 2006.
20.2. Other intangible assets
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

			Average
	Millions of euros		Useful
	As of June	As of December	Life
	30, 2007	31, 2006	(years)

Computer software acquisition expense	39	56	5
Other deferred charges	133	116	5
Other intangible assets	136	132	5
Impairment	(4)	(8)

Total	304	296

21. PREPAYMENTS AND ACCRUED INCOME AND ACCRUED EXPENSES AND DEFERRED INCOME
The detail of the balance of these headings in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Assets -
Prepaid expenses	335	279
Other prepayments and accrued income	130	395

Total	465	674

Liabilities -
Unmatured accrued expenses	1,044	1,169
Other accrued expenses and deferred income	789	341

Total	1,833	1,510

22. OTHER ASSETS AND LIABILITIES
The detail of the balances of these headings in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Assets -
Inventories (*)	440	470
Transactions in transit	122	106
Public Treasury	—	63
Other	2,065	1,104

Total	2,627	1,743

Liabilities -
Transactions in transit	91	140
Other	1,700	579

Total	1,791	719

(*)	The balance of the heading Inventories in the consolidated financial statements relates basically to the following companies: Inensur Brunete, S.L., Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. and Desarrollo Urbanístico Chamartín, S.A.

23. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 amounted to €517 million and €582 million, respectively, and related to deposits from other creditors through the so-called unit-linked life insurance policies (in which the policyholder bears the risk).
24. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY
As of June 30, 2007 and December 31, 2006 there were no financial liabilities at fair value through equity.
25. FINANCIAL LIABILITIES AT AMORTIZED COST
The detail of the items composing the balances of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Deposits from central banks	13,868	15,238
Deposits from credit institutions	49,723	42,567
Money markets operations	24	223
Deposits from other creditors	223,793	192,374
Debt certificates (including bonds)	85,885	77,674
Subordinated liabilities	14,957	13,597
Other financial liabilities (*)	8,315	6,772

Total	396,565	348,445

(*)	Includes outstanding dividend (see Note 4). Corresponds to first interim dividend of 2007 paid on July 10, 2007. As of December 31, 2006 the outstanding dividend included in the heading corresponds to the third interim dividend for the fiscal year 2006 which was paid on January 10, 2007.
25.1. Deposits from central banks
The breakdown of the balance of this heading in the consolidated balance sheets is as follows:

	Millions of euros
		As of
	As of June	December
	30, 2007	31, 2006

Bank of Spain	6,994	7,265
Credit account drawdowns	4,578	4,010
Other State debt and Treasury bills under repurchase agreement	—	—
Other assets under repurchase agreement	2,416	3,255
Other central banks	6,827	7,927
Valuation adjustments	47	46

Total	13,868	15,238

As of June 30, 2007 and December 31, 2006, the financing limit assigned to the Group by the Bank of Spain and other central banks was €8,091 million and €8,136 million, respectively, of which €4,654 million and €4,535 million had been drawn down, respectively.
25.2 Deposits from credit institutions
The breakdown of the balance of this heading in the consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Reciprocal accounts	52	78
Deposits with agreed maturity	32,029	27,016
Demand deposits	1,950	1,782
Other accounts	236	393
Repurchase agreements	15,162	13,017
Valuation adjustments	294	281

Total	49,723	42,567

The detail, by geographical area, of this heading as of June 30, 2007 and December 31, 2006 disregarding valuation adjustments is as follows:

	Millions of euros
			Funds
			Received
			Under
		Deposits	Financial
	Demand	with Agree	Asset
As of June 30, 2007	Deposits	Maturity	Transfers	Investments	Total

Spain	1,165	5,450	996	—	7,611
Rest of Europe	554	14,875	4,152	—	19,581
United States	59	3,165	555	—	3,779
Latin America	202	4,721	9,459	2	14,384
Rest of the world	22	4,052	—	—	4,074

Total	2,002	32,263	15,162	2	49,429

	Millions of euros
		Deposits with	Funds Received
	Demand	Agree	Under Financial
As of December 31, 2006	Deposits	Maturity	Asset Transfers	Total

Spain	807	5,001	1,683	7,491
Rest of Europe	642	12,640	4,621	17,903
United States	110	2,653	797	3,560
Latin America	239	3,166	5,916	9,321
Rest of the world	61	3,950	—	4,011

Total	1,859	27,410	13,017	42,286

25.3 Deposits from other creditors
The breakdown of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

General Government	24,823	14,171
Spanish	15,286	7,109
Foreign	9,509	7,038
Valuation adjustments	28	24
Other resident sectors	107,267	94,393

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Current accounts	24,636	25,346
Savings accounts	22,052	22,460
Fixed-term deposits	29,860	27,682
Reverse repos	9,742	9,081
Other accounts	20,163	9,112
Valuation adjustments	814	712
Non-resident sectors	91,703	83,810
Current accounts	19,133	19,043
Savings accounts	13,248	13,636
Fixed-term deposits	50,679	40,906
Repurchase agreements	7,880	9,555
Other accounts	131	110
Valuation adjustments	632	560

Total	223,793	192,374

Of which:
In euros	130,889	108,313
In foreign currency	92,904	84,061

The detail, by geographical area, of this heading as of June 30, 2007 and December 31, 2006 disregarding valuation adjustments is as follows:

	Millions of euros

			Deposits with
	Demand	Saving	Agreed
As of June 30, 2007	Deposits	Deposits	Maturity	Repos	Total

Spain	29,279	22,090	50,531	19,838	121,738
Rest of Europe	3,302	336	9,573	11	13,222
United States	1,574	2,342	16,883	142	20,941
Latin America	17,465	9,130	21,699	7,732	56,026
Rest of the world	1,530	3,027	5,835	—	10,392

Total	53,150	36,925	104,521	27,723	222,319

		Millions of euros
			Deposits with
As of December 31,	Demand	Saving	Agreed
2006	Deposits	Deposits	Maturity	Repos	Total

Spain	30,907	22,525	36,907	10,303	100,642
Rest of Europe	2,746	1,050	7,244	448	11,488
United States	1,419	2,019	10,529	57	14,024
Latin America	17,816	11,466	22,505	9,064	60,851
Rest of the world	795	403	2,875	—	4,073

Total	53,683	37,463	80,060	19,872	191,078

25.4 Debt certificates (including bonds)
The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Promissory notes and bills	6,066	7,556
Bonds and debentures issued:	79,819	70,118
Mortgage-backed securities	40,357	36,029
Other non-convertible securities	39,921	33,276
Valuation adjustments	(459)	813

Total	85,885	77,674

25.4.1. Promissory notes and bills:
These promissory notes were issued mainly by Banco de Financiación, S.A., and the detail thereof, by currency, is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

In euros	5,244	6,671
In other currencies	822	885

Total	6,066	7,556

25.4.2. Bonds and debentures issued:
The detail of the balance of this account in the accompanying consolidated balance sheets, based on the currency in which the bonds and debentures are issued, and of the related interest rates is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

In euros —
Non-convertible bonds and debentures at floating interest rates	22,144	18,346
Non-convertible bonds and debentures	6,424	6,438
Covered bonds	40,102	35,808
Valuation adjustments	(546)	734

In foreign currencies —
Non-convertible bonds and debentures at floating interest rates	10,410	7,866
Non-convertible bonds and debentures	943	626
Covered bonds	255	221
Valuation adjustments	87	79

Total	79,819	70,118

As of June 30, 2007, the (weighted average) interest rate relating to fixed and floating rate issues in euros was 3.88% and 4.12%, respectively. As of June 30, 2007, the (weighted average) interest rate relating to fixed and floating rate issues in foreign currencies at that date was 4.06% and 5.75%, respectively.
The valuation adjustments captions mainly include adjustments for accrued interest, hedging transactions and issuance fees.
Most of the foreign-currency issues are denominated in U.S. dollars.
The accrued interests on promissory notes, bills and debentures for the six months ended June 30, 2007 and 2006 amounted to €1,744 million and €1,291 million, respectively (Note 43.2).
25.5. Subordinated liabilities
The detail, by company, of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
		As of
	As of June 30,	December 31,
	2007	2006

Subordinated debt	10,396	9,385
Preference shares	4,461	4,025
Valuation adjustments	100	187

Total	14,957	13,597

For the six months ended June 30, 2007 and 2006 the subordinated debt and preference shares bore interest of €356 million and €278 million, respectively (see Note 43.2).
25.5.1. Subordinated debt
These issues are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.
The detail, disregarding valuation adjustments, of the balance of this heading in the accompanying consolidated balance sheets, based on the related issue currency and interest rate, is as follows:

	Millions of euros
				Prevailing Interest
		As of June	As of December	Rate As of June 30,
ISSUER	Currency	30, 2007	31, 2006	2007	Maturity Date

ISSUES IN EUROS
BBVA
july-96	EUR	27	27	9.37%	22-dec-16
february-97	EUR	60	60	6.97%	18-dec-07
september-97	EUR	36	36	6.65%	17-dec-07
december-01 (*)	EUR	—	1,500	3.50%	01-Jan-17
july-03	EUR	600	600	4.32%	17-jul-13
november-03	EUR	750	750	4.50%	12-nov-15
october-04	EUR	992	991	4.37%	20-oct-19
february-07	EUR	297	—	4.50%	16-feb-22
BBVA CAPITAL FUNDING, LTD.
march-97	EUR	—	46	2.71%	20-mar-07
october-97	EUR	77	77	4.10%	08-oct-07
october-97	EUR	229	229	6.00%	24-dec-09
july-99	EUR	73	73	6.35%	16-oct-15
february-00	EUR	499	498	6.38%	25-feb-10
october-01	EUR	60	60	5.73%	10-oct-11
october-01	EUR	40	40	6.08%	10-oct-16
october-01	EUR	50	50	4.60%	15-oct-16
november-01	EUR	55	55	4.70%	02-nov-16
december-01	EUR	56	56	4.80%	20-dec-16
BBVA SUBORDINATED CAPITAL, S.A.U.
may-05	EUR	490	497	4.38%	23-may-17
october-05	EUR	150	150	4.26%	13-oct-20
october-05	EUR	250	250	4.23%	20-oct-17
october-06	EUR	1,000	1,000	4.29%	24-oct-16
april-07	EUR	750	—	4.14%	03-apr-17
april-07	EUR	100	—	4.34%	04-apr-22
BBVA BANCOMER, S.A. de C.V.
may-07	EUR	600	—	4.80%	17-may-17
ISSUES IN FOREIGN CURRENCY
BBVA PUERTO RICO, S.A.
september-04	USD	38	38	4.20%	23-sep-14
september-06	USD	28	28	5.76%	29-sep-16
september-06	USD	23	23	5.90%	29-sep-16
BBVA BANCO FRANCÉS, S.A.
BBVA GLOBAL FINANCE, LTD.
december-95	USD	148	152	7.00%	01-dec-25
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	CLP	277	276	Various	Various
BBVA BANCOMER, S.A. de C.V.
july-05	USD	370	377	7.38%	22-jul-15
september-06	MNX	172	174	7.62%	18-sep-14
may-07	USD	370	—	6.01%	17-may-22
BBVA CAPITAL FUNDING, LTD.
october-95	JPY	60	64	6.00%	26-oct-15
BBVA SUBORDINATED CAPITAL, S.A.U.
october-05	JPY	120	127	2.75%	22-oct-35
october-05	GBP	445	447	5.87%	21-oct-15
march-06	GBP	445	447	5.00%	31-mar-16
march-07	GBP	371	—	5.75%	11-mar-18

	Millions of euros
				Prevailing Interest
		As of June	As of December	Rate As of June 30,
ISSUER	Currency	30, 2007	31, 2006	2007	Maturity Date

RIVERWAY HOLDING CAPITAL TRUST I
march-01	USD	7	9	10.18%	08-jun-31
RIVERWAY HOLDING CAPITAL TRUST II
july-01 (*)	USD	—	4	9.30%	25-jul-31
TEXAS REGIONAL STATUTORY TRUST I
february-04	USD	37	38	8.21%	17-mar-34
STATE NATIONAL CAPITAL TRUST I
july-03	USD	11	—	8.40%	30-sep-33
STATE NATIONAL STATUTORY TRUST I
july-01	USD	16	—	8.93%	31-jul-31
STATE NATIONAL STATUTORY TRUST II
march-04	USD	7	—	8.15%	17-mar-34
BBVA COLOMBIA, S.A.
august-06	COP	151	136	11.54%	28-aug-11
BANCO CONTINENTAL, S.A.
december-06	USD	22	—	6.65%	16-dec-16
may-07	PEN	9	—	5.85%	07-may-22
may-07	USD	15	—	6.00%	14-may-27
As of June 30, 2007	PEN	13	—	3.47%	18-jun-32

TOTAL		10,396	9,385

(*)	Issuances cancelled before their maturity date
The issues of BBVA Capital Funding, LTD., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.
25.5.2. Preference shares
The detail, by company, of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

BBVA International, Ltd. (1)	1,000	1,000
BBVA Capital Finance, S.A.(1)	1,975	1,975
BBVA International Preferred, S.A.U.(2)	1,486	1,050

Total	4,461	4,025

(1)	Listed on the Spanish AIAF market.

(2)	Listed on the London Stock Exchange.
The foregoing balances include several issues of non-cumulative non-voting preference shares and stakes guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the detail is as follows:

		Amount Issued	Fixed Annual
As of June 30, 2007	Currency	(Millions)	Dividend

BBVA International, Ltd.
March 2002	EUR	500	3.93%
December 2002	EUR	500	3.93%
BBVA Capital Finance, S.A.
December 2003	EUR	350	3.93%
July 2004	EUR	500	3.93%
December 2004	EUR	1,125	3.93%

		Amount Issued	Fixed Annual
As of June 30, 2007	Currency	(Millions)	Dividend

BBVA International Preferred, S.A.U.
September 2005	EUR	550	3.80%
September 2006	EUR	500	4.95%
April 2007	USD	436	5.92%

		Amount Issued	Fixed Annual
As of December 31, 2006	Currency	(Millions)	Dividend

BBVA International, Ltd.
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.41%
BBVA Capital Finance, S.A.
December 2003	EUR	350	3.41%
July 2004	EUR	500	3.41%
December 2004	EUR	1,125	3.41%
BBVA International Preferred, S.A.U.
September 2005	EUR	550	3.80%
September 2006	EUR	500	4.95%

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.
26. LIABILITIES UNDER INSURANCE CONTRACTS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
CONCEPTOS	2007	2006

Technical provisions for:
Mathematical reserves	8,979	8,678
Provision for unpaid claims reported	659	655
Other insurance technical provisions	446	788

Total	10,084	10,121

27. PROVISIONS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Provisions for pensions and similar obligations (Note 28)	6,161	6,358
Provisions for taxes	238	232
Provisions for contingent exposures and commitments (Note 8)	499	502
Other provisions	1,581	1,557

Total	8,479	8,649

28. COMMITMENTS WITH PERSONNEL
As described in note 2.2.e, the Group holds the following commitments with personnel:

			Millions of euros

	Commitments in Spain		Commitments abroad
	(Note 28.2.1)		(Note 28.2.2)		TOTAL
					As of
	As of	As of	As of	As of	June	As of
	June	December 31,	June	December 31,	30,	December 31,
	30, 2007	2006	30, 2007	2006	2007	2006

Post-employment benefits
Post-employment benefits	3,341	3,386	1,000	956	4,341	4,342
Early retirement	3,002	3,185	—	—	3,002	3,185

			Millions of euros

	Commitments in Spain		Commitments abroad
	(Note 28.2.1)		(Note 28.2.2)		TOTAL

	As of	As of	As of	As of	As of	As of
	June	December 31,	June	December 31,	June	December 31,
	30, 2007	2006	30, 2007	2006	30, 2007	2006

Post-employment welfare benefits	223	223	447	422	670	645
Other commitments to employees
Long-service cash bonuses	33	32	22	—	55	32
Long-service share-based bonuses	52	49	—	—	52	49

Total	6,651	6,875	1,469	1,378	8,120	8,253

28.1. COMMITMENTS WITH PERSONNEL FOR POST-EMPLOYMENT DEFINED CONTRIBUTION PLANS
These commitments for post-employment defined contributions plans don’t have any impact on the consolidated balance sheet. The charges on the consolidated income statement for this concept were recognized in the “Personnel expenses” heading amounting to €28 millions for both June 30, 2007 and 2006.
28.2. COMMITMENTS FOR POST-EMPLOYMENT DEFINED BENEFIT PLANS AND COMMITMENTS WITH PERSONNEL
The coverage of the different concepts of these commitments is as follows:

			Millions of euros

	Commitments in Spain (Note		Commitments abroad
	28.2.1)		(Note 28.2.2)		TOTAL
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006	2007	2006

Insurance contracts coverages
Post-employment benefits	527	569	—	—	527	569

	527	569	—	—	527	569

Assets assigned to the funding of commitments
Post-employment benefits	—	—	933	879	933	879
Post-employment welfare benefits	—	—	392	368	392	368

	—	—	1,325	1,247	1,325	1,247

Internal provisions (Note 27)
Funds for Pensions and Similar Obligations
Post-employment benefits	2,814	2,817	67	77	2,881	2,894
Early retirements	3,002	3,185	—	—	3,002	3,185
Post-employment welfare benefits	223	223	55	54	278	277

	6,039	6,225	122	131	6,161	6,356

Other provisions (Note 27)
Long-service cash bonuses	33	32	22	—	55	32
Long-service share-based bonuses	52	49	—	—	52	49

	85	81	22	—	107	81

Coverage Total	6,651	6,875	1,469	1,378	8,120	8,253

28.2.1 Commitments in Spain
The disclosure of the different commitments with personnel in Spain is as follows:

	Millions of euros

	Commitments in Spain
	As of	As of
	June 30,	December 31,
	2007	2006

Post-employment benefits
Post-employment benefits	3,341	3,386
Early retirement	3,002	3,185
Post-employment welfare benefits	223	223

	Millions of euros

	Commitments in Spain
	As of	As of
	June 30,	December 31,
	2007	2006

Other commitments to employees
Long-service cash bonuses	33	32
Long-service share-based bonuses	52	49

Total	6,651	6,875

28.2.1.1 Post-employment benefits
28.2.1.1.1 Pensions
The most significant actuarial assumptions used as of June 30, 2007 and December 31, 2006, to quantify these commitments were as follows:

Mortality tables	PERM/F 2000P.
Discount rate (cumulative annual)	4%/ AA corporate bond yield curve
Consumer price index	1.5%
Salary growth rate	At least 2.5% (depending on employee)
Retirement ages	First date at which the employees are entitled to retire
The defined benefit commitments and their coverage as of June 30, 2007 and December 31, 2006 were as follows:

	Millions of euros
	As of
	June 30,	As of December
	2007	31, 2006

Pension commitments to retired employees	3,130	3,187

Pension contingencies in respect of current employees	211	199

Total:	3,341	3,386

Coverage at end of each period:
Internal provisions	2,814	2,817
Insurance contracts with unrelated insurance companies	527	569

Total	3,341	3,386

The commitments covered with insurance contracts shown in the table above are contracted with insurance companies not related to the Group and are presented in the consolidated balance sheets net of assets assigned to the funding of the commitments. As of June 30, 2007 and December 31, 2006, the amount of the assets assigned to the mentioned insurance contracts equaled the amount of the commitments covered, therefore its net value was zero.
On the other hand, the internal funds mentioned in the previous table include commitments for defined benefit recognised under insurance contracts. Although, these commitments are not considered to be covered with assets (“Plan assets”) as they are contracted with an insurance company related to the Group, as is detailed in the Note 2.2.e. These assets are presented in the consolidated balance sheets in different headings based on the classification from the financial instruments that corresponds. The internal funds were recognised with charge to the account “Transfers to funds for pensions and similar obligations” in the accompanying consolidated income statement, and they were reported in the heading “Funds for pensions and similar obligations” in the accompanying consolidated balance sheets (Note 27).
The changes for the six months ended June 30, 2007 and 2006 in the heading “Funds for pensions and similar obligations” for all Group’s companies in Spain, were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Present actuarial value at beginning of the period	2,817	2,816
+ Interest cost	55	55
+ Current services cost	9	9
- Payments made	(84)	(68)
+/- Other	1	—
+/- Actuarial losses (gains)	16	18

Present actuarial value at end of the period	2,814	2,830

The charges to the consolidated income statements, for the six months ended June 30, 2007 and 2006, in commitments for defined benefit in Spanish companies are as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Interest expense and similar charges	55	55
Personnel expenses	9	9
Provision expense (net)	16	18

Total	80	82

28.2.1.1.2. Early retirements
For the six months ended June 30, 2007 the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labour agreement in force. This offer was accepted by 177 employees (1,887 employees as of December 31, 2006).
The most significant actuarial assumptions used to quantify these vested obligations as of June 30, 2007 and December 31, 2006, were as follows:

Mortality tables	PERM/F 2000P.
Discount rate (cumulative annual)	4%
Consumer price index	1.5%
Retirement ages	First date at which the employees are entitled to retire
The early retirements commitments in Spain as of June 30, 2007 and December 31, 2006 are covered by internal funds and the amounts were recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets amounted to €3,002 and €3,186 million, respectively.
The changes for the six months ended June 30, 2007 and 2006 in the present value of the vested obligation for commitments to early retirees in Spain were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Present actuarial value at the beginning of the period	3,185	2,583
+ Interest cost	58	48
+ Early retirements in the period	81	177
- Payments made	(324)	(260)
+/- Other	1	2
+/- Actuarial losses (gains)	1	3

Present actuarial value at the end of the period	3,002	2,553

The total cost of these agreements amounted to €81 and €177 million for the six months ended June 30, 2007 and 2006, respectively. The provisions were recognised in the heading “Provision Expense (Net) – Transfers to funds for pensions and similar obligations – Early retirements” in the accompanying consolidated income statements, respectively, and they were reported in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets.
28.2.1.1.3. Post-employment welfare benefits
The most significant actuarial assumptions used to quantify these vested obligations as of June 30, 2007 and December 31, 2006 were as follows:

Mortality tables	PERM/F 2000P.
Discount rate (cumulative annual)	4%/ AA Corporate Bonds
Consumer price index	1,5%
Retirement ages	First date at which the employees are entitled to retire

The detail of these commitments and the internal funds cover as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of June 30,	As of December
	2007	31, 2006

Post-employment welfare benefit commitments to retired employees	172	169

Vested post-employment welfare benefit contingencies in respect of current employees	51	54

Total	223	223

Coverage at end of each period:
Internal provisions	223	223

The changes for the six months ended June 30, 2007 and 2006 in the present value of the vested obligation for post-employment welfare benefit commitments were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Present actuarial value at the beginning of the period	223	211
+ Interest cost	4	4
+ Current service cost	1	1
- Payments made	(5)	(6)
+/- Other	—	(2)
+/- Actuarial losses (gains)	—	6

Present actuarial value at the end of the period	223	214

The charges to the consolidated income statements for this concept were recognised in the heading “Personnel expenses — Post-employment welfare benefits” and amounted to €1 million, for both periods ended June 30, 2007 and 2006.
28.2.1.1.4. Long-service benefits
The present values of the vested obligations for long-service cash bonuses and for the gifts were quantified on a case-by-case basis using the projected unit credit valuation method. The main actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used as of June 30, 2007 and December 31, 2007 were as follows:

Mortality tables	PERM/F 2000P.
Dissability tables	IASS — 90 (reflecting the experience of the Spanish Social Security authorities)
Discount rate (cumulative annual)	4%/ AA Corporate Bonds
Retirement ages	First date at which the employees are entitled to retire

The long-service cash bonuses commitments in Spain as of June 30, 2007 and December 31, 2007 are covered by internal funds and these amounts were recognised in the heading “Other provisions” in the accompanying consolidated balance sheets amounted to €33 and €32 million, respectively.
The changes for the six months ended June 30, 2007 and 2006 in the present value of the vested obligation for these commitments were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Present actuarial value at beginning of the period	32	30
+ Interest cost	1	1
+ Current service cost	—	1
- Payments made	—	—

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006
- Cash settlements for long-service bonus redemptions due to early retirement

+/- Actuarial losses (gains)	—	2

Present actuarial value at end of the period	33	34

Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.
The total cost of the employee welfare benefits provided by the Group’s Spanish companies to their current employees as of June 30, 2007 and 2006 was €17 and €24 million, respectively, and these amounts were recognised with a charge to “Personnel Expenses — Other personnel expenses” in the accompanying consolidated income statements.
28.2.1.1.5. Share benefits
The Bank is obliged, under the related corporate agreement, to deliver shares of Banco Bilbao Vizcaya Argentaria, S.A. to certain of its employees when they complete a given number of years of effective service:

Number of Shares

15 years	180
25 years	360
40 years	720
50 years	900

The present values of the vested obligations as of June 30, 2007 and December 31, 2006, in terms of the probable number of shares, were quantified on a case by case basis using the projected unit credit method. The main actuarial assumptions used in quantifying this obligation are summarized as follows:

Mortality tables	PERM/F 2000P.
Dissability table	IASS — 90 (reflecting the experience of the Spanish Social Security authorities)
Retirement ages	First date at which the employees are entitled to retire

The commitments for bank share-based compensation in Spain as of June 30, 2007 and December 31, 2006 were covered by internal funds and these amounts were recognised in the heading “Other Provisions” in the accompanying consolidated income statements, amounted to €52 and €49 million, respectively.
The changes for the six months ended June 30, 2007 and 2006 in the present value of the vested obligation of the probable number of shares due to the no-target-based compensation plans were as follows:

	Number of shares
	As of June	As of June
	30, 2007	30, 2006

Present actuarial value at the beginning of the period	6,538,948	6,946,467
+ Period accrual	221,035	203,744
- Deliveries made	(105,120)	(95,580)
+/- Actuarial losses (gains)	(35,852)	(170,540)

Present actuarial value at the end of period	6,619,011	6,884,091

In March 1999, pursuant to a resolution adopted by the Bank’s shareholders at the Annual General Meeting on February 27, 1999, 32,871,301 new shares were issued at a price of €2.14 per share (similar to the average reference price of the share-based commitments to Group employees existing at that date which the new shares were assigned to fund). These shares were subscribed and paid by a non-Group company and, simultaneously, the Bank acquired a call option on these shares which can be exercised on any date, at one or several times, prior to December 31, 2011, at an exercise price equal to the share issue price, adjusted on the basis of the related antidilution clauses. Since 1999 the call option has been partially exercised to meet share-based commitments to Group employees, for a total of 28,605,356 shares, which means that on June 30, 2007, the Bank still held an option on a total of 4,265,945 shares at a price of €2.09 per share (4,371,065 shares as of December 31, 2006). In addition, it had arranged a futures transaction with a non-Group entity on a total of 2,353,066 shares at an exercise price of €17.9 per share (2,167,883 shares at an exercise price of €18.24 as of December 31, 2006).
The changes for the six months ended June 30, 2007 and 2006 in the related internal provisions, which take into account the present value of the vested obligation, at any given date, in terms of the probable number of shares and the instruments assigned to the commitment, were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Internal provision at beginning of period	49	30
+ Current service cost	4	1
- Payments relating to partial exercises of the call option (Settlement of long-service bonuses when they fall due)

+/- Collections/(Payments) due to quarterly settlements of futures transactions	(1)	—
+/- Actuarial losses (gains)	—	2

Internal provision at end of period	52	33

28.2.2. Commitments abroad:
The details of the various commitments with personnel of Group BBVA abroad are as follows:

	Millions of euros
	COMMITMENTS ABROAD
	MEXICO		PORTUGAL		REST		TOTAL
		As of	As of	As of	As of	As of	As of	As of
	As of June	December	June 30,	December 31,	June 30,	December	June 30,	December 31,
	30, 2007	31, 2006	2007	2006	2007	31, 2006	2007	2006

Post-employment benefits
Post-employment benefits	662	623	294	295	44	38	1,000	956
Post-employment welfare benefits	442	422	—	—	5	—	447	422
Other commitments to employees
Long-service cash bonuses	—	—	4	—	18	—	22	—

Total Commitments	1,104	1,045	298	295	67	38	1,469	1,378

The main commitments with personnel abroad are related to Mexico and Portugal, which jointly represent 95% and 97% of the total amount of commitments with personnel abroad as of June 30, 2007 and December 31, 2006 respectively, and 17% and 16% of the commitments with personnel of BBVA Group as of June 30, 2007 and December 31, 2006 respectively.
28.2.2.1. Commitments with personnel in Mexico and Portugal
28.2.2.1.1 Pension Benefit Supplement in Mexico:
In Mexico, the main actuarial assumptions used in quantifying the commitments as of June 30, 2007 and 2006, were as follows:

	As of June 30,	As of June 30,
	2007	2006

Mortality tables	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	9.0%	9.20%
Consumer price index (cumulative annual)	3.5%	4.00%
Salary growth rate	6.0%	6.60%
Expected rate of return on plan assets	9.0%	9.20%

In Mexico, as of June 30, 2007 and 2006, the present value of the vested obligations and the value of the assets assigned to the coverage of these commitments were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Present actuarial value at beginning of the period	623	633
Value of the assets assigned to funding of commitments (fair value of plan assets)	(623)	(466)

	—	167

Present actuarial value at end of period	662	571
Value of assets assigned to funding of commitments	(642)	(424)

	20	147

The assets assigned to the coverage of commitments are the assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the coverage of commitments in the accompanying consolidated balance sheets.
In Mexico the changes occurred for the six months ended June 30, 2007 and 2006 in the balances of the “Provisions-Provisions for Pensions and Similar Obligations” were as follows:

	Millions of euros
	As of June	As of June
CONCEPTOS	30, 2007	30, 2006

Balance at beginning of period	—	167
+ Finance expenses	1	26
- Finance Income	—	(20)
+ Current service cost	11	16
+/- Payments made and other net variations	(2)	(21)
+/- Exchange differences	—	(21)
+/- Actuarial losses (gains)	10	—

Balance at end of period	20	147

The commitments net of the balances of the aforementioned assets assigned to the coverage of commitments were recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 27), with charge to the accompanying consolidated income statements.
Following is a detail of the total charges on the consolidated income statements corresponding to the six months periods ended June 30, 2007 and 2006 for the commitments for pensions in Mexican entities which amounts to €22 million in both periods:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Interest expense and similar charges	1	6
Personnel expenses	11	16
Provision expense (net)	10	—

Total	22	22

28.2.2.1.2. Post-employment benefits. Pensions commitments in Portugal
In Portugal, the main actuarial assumptions used in quantifying the commitments as of June 30, 2007 and 2006, were as follows:

	As of June 30,	As of June 30,
	2007	2006

Mortality table	TV 88/90	TV88/90
Dissability table	50% EKV 80	50% EKV 80
Turnover table	50% MSSL employees before 1995
Discount rate (cumulative annual)	4.75%	4.90%
Consumer price index (cumulative annual)	2%	2.00%
Salary Growth rate	3%	3.00%
Expective rate of return on plan assets	4.50%	4.50%

In Portugal, as of June 30, 2007 and 2006, the present value of the vested obligations and the value of the assets assigned to the coverage of these commitments were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Present actuarial value at beginning of the period	295	262
Value of the assets assigned to funding of commitments	(256)	(221)

	39	41

Present actuarial value at end of period	294	265
Value of assets assigned to funding of commitments	(286)	(263)

	8	2

The assets assigned to the coverage of commitments are the assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the coverage of commitments in the accompanying consolidated balance sheets.
In Portugal the changes occurred for the six months ended June 30, 2007 and 2006 in the balance of the heading “Provisions- Provisions for Pensions and Similar Obligations” were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Balance at beginning of period	39	41
+ Finance expenses	1	—
- Finance Income	—	—
+ Current service cost	2	2
+/- Payments made and other net variations	(34)	(41)
+/- Actuarial losses (gains)	—	—

Balance at end of period	8	2

The commitments net of the balances of the aforementioned assets assigned to the coverage of commitments were recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 27), with charge to the accompanying consolidated income statements.
Following is a detail of the total charges on the consolidated income statements corresponding to the six months periods ended June 30, 2007 and 2006 for the commitments for pensions in Portuguese entities which amounts to €3 millions and €2 millions, respectively.

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Interest expense and similar charges	1	—
Personnel expenses	2	2
Provision expense (net)	—	—

Total	3	2

28.2.2.1.3 Post-employment benefits. Post-employment welfare benefits:
The commitments for post-employment welfare benefits are only related to Mexico, not existing this type of benefits for personnel in Portugal.
The main actuarial assumptions used in quantifying the present value of the vested obligations the commitments as of June 30, 2007 and 2006, were as follows:

	As of June	As of June
	30, 2007	30, 2006

Mortality tables	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	9.0%	9.20%
Consumer price index (cumulative annual)	3.5%	4.00%
Medical cost trend rates	5.5%	6.08%
Expected rate of return	9.0%	9.20%

The accrued liability, correspondent to Mexico, for the post-employment medical care benefits acquired with employees still active or already retired, net of the assets assigned as coverage, amounts to €50million and €310 million euros as of June 30, 2007 and 2006, respectively and are recognised in the heading “ Provisions-Provisions for Pensions and Similar Obligations” of the consolidated financial statements attached.
The changes, as of June 30, 2007 and 2006, in the present value of the vested obligations and the value of the assets assigned to the coverage of these commitments were as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Present actuarial value at beginning of the period	422	436
Value of the assets assigned to funding of commitments	(368)	(85)

	54	351

Present actuarial value at end of period	442	397
Value of assets assigned to funding of commitments	(392)	(87)

	50	310

The assets assigned to the coverage of commitments are the assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the coverage of commitments in the accompanying consolidated balance sheets.
The commitments net of the balances of the aforementioned assets were recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 27). The changes occurred in the six months period ended June 30, 2007 and 2006, in this heading in Mexico, are as follows:

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Balance at beginning of period	54	351
+ Finance expenses	3	18
- Finance Income	—	(3)
+ Current service cost	9	6
+/- Payments made and other net variations	(10)	(17)
+/- Exchange differences	(1)	(45)
+/- Actuarial losses (gains)	(5)	—

Balance at end of period	50	310

Following is a detail of the total charges on the consolidated income statements corresponding to the six months periods ended June 30, 2007 and 2006 for the commitments for post-employment welfare benefits in Mexico which amounts to €7 millions and €21 millions, respectively.

	Millions of euros
	As of June	As of June
	30, 2007	30, 2006

Interest expense and similar charges	3	15
Personnel expenses	9	6
Provision expense (net)	(5)	—

Total	7	21

28.2.2.2. Commitments in rest of countries
The detail of the various commitments with personnel in rest of countries abroad (other than Mexico and Portugal) is as follows:

	Millions of euros
		As of
	As of June	December
	30, 2007	31, 2006

Post-employment benefits
Post-employment benefits	41	38
Post-employment welfare benefits	5	—
Other commitments to employees
Long-service cash bonuses	22	—

Total commitments	68	38

The commitments with personnel in rest of countries abroad (other than Mexico and Portugal) represent 5% and 3% of the total amount of commitments with personnel abroad as of June 30, 2007 and December 31, 2006, respectively as well as 0.8% and 0.5% of the commitments with personnel of the BBVA Group as of June 30, 2007 and December 31, 2006, respectively.
29. MINORITY INTERESTS
The detail, by consolidated company, of the balance of the heading “Minority Interests” is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

BBVA Colombia Group	20	18
BBVA Chile Group	96	95
BBVA Banco Continental Group	216	235
BBVA Banco Provincial Group	253	224
Provida Group	74	66
Group BBVA Banco Francés	90	52
Other companies	48	78

Total	797	768

The detail of the changes in the foregoing balances, which are due to the share of minority interests in income for the period (see consolidated income statement), is as follow:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

BBVA Colombia Group	2	3
BBVA Chile Group	6	3
BBVA Banco Continental Group	37	67
BBVA Banco Provincial Group	56	69
Provida Group	14	25
Group BBVA Banco Francés	28	43
Other companies	7	25

Total	150	235

30. CHANGES IN TOTAL EQUITY
The changes in equity for the six months ended June 30, 2007 and year ended December 31, 2006 are as follows:

	Millions of euros
				Treasury
				shares and		Minority
	Share	Reserves		other equity		Interest
	Capital	(Note 32 &	Profit for	instruments	Valuation	(Note	Interim	Total
As of June 30, 2007	(Note 31)	33)	the period	(Note 34)	Adjustments(*)	29)	Dividends	Equity

Balance at beginning of period	1,740	13,208	4,736	(112)	3,341	768	(1,363)	22,318

Valuation adjustments	—	—	—	—	(374)	(4)	—	(378)
Distribution of prior Years’ profit	—	2,526	(2,526)	—	—	—	—	—
Dividends	—	—	(2,210)	—	—	—	1,363	(847)
Gains or losses on transactions involving treasury shares and other equity instruments	—	(3)	—	(77)	—	—	—	(80)

	Millions of euros
				Treasury
				shares and		Minority
	Share	Reserves		other equity		Interest
	Capital	(Note 32 &	Profit for	instruments	Valuation	(Note	Interim	Total
As of June 30, 2007	(Note 31)	33)	the period	(Note 34)	Adjustments(*)	29)	Dividends	Equity

Profit for the period	—	—	3,374	—	—	—	(539)	2,835
Increase of capital	—	—	—	—	—	0	—	—
Dividends paid to minority shareholders	—	—	—	—	—	(91)	—	(91)
Changes in the composition of the Group	—	—	—	—	—	1	—	1
Exchange differences	—	—	—	—	(135)	(13)	—	(148)
Share of minority interests in profit for the period	—	—	—	—	—	150	—	150
Other	—	(41)	—	—	—	(14)	—	(55)

Balance at end of period	1,740	15,690	3,374	(189)	2,832	797	(539)	23,705

(*)	See change in net consolidated equity

	Millions of euros
				Treasury
				shares and		Minority
	Share	Reserves		other equity		Interest
	Capital	(Note 32 y	Profit for	instruments	Valuation	(Note	Interim	Total
As of December 31, 2006	(Note 31)	33)	the year	(Note 34)	Adjustments(*)	29)	Dividends	Equity

Balance at beginning of year	1,661	8,831	3,806	(96)	3,295	972	(1,167)	17,302

Valuation adjustments	—	—	—	—	472	(3)	—	469
Distribution of prior Years’ profit	—	2,011	(2,011)	—	—	—	—	—
Dividends	—	—	(1,795)	—	—	(17)	1,167	(645)
Gains or losses on transactions involving treasury shares and other equity instruments	—	17	—	(16)	—	—	—	1
Profit for the year	—	—	4,736	—	—	—	(1,363)	3,373
Increase of capital	79	2,921	—	—	—	—	0	3,000
Dividends paid to minority shareholders	—	—	—	—	—	(87)	—	(87)
Changes in the composition of the Group	—	(55)	—	—	—	(280)	—	(335)
Exchange differences	—	—	—	—	(427)	(62)	—	(489)
Share of minority interests in profit for the year	—	—	—	—	—	235	—	235
Other	—	(516)	—	—	—	10	—	(506)

Balance at end of year	1,740	13,209	4,736	(112)	3,340	768	(1,363)	22,318

(*)	See change in net consolidated equity
31. CAPITAL STOCK
As of June 30, 2007, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,740,464,869.29, and consisted of 3,551,969,121fully subscribed and paid registered shares of €0.49 par value each.
As of June 30, 2007 was pending the capital increase approved by the general shareholders’ meeting of June 21, 2007. This capital increase involves the issue of 196.000.000 shares to acquire 100% of the share capital of Compass Bancshares Inc., transaction completed on September 10, 2007 (Note 59). As of June 30, 2007, there were no significant capital increases in progress at any of the Group companies.
All the shares of BBVA carry the same voting and dividend rights and no single shareholder enjoys special voting rights.
All the shares represent an interest in the Bank’s capital.
The shares of Banco Bilbao Vizcaya Argentaria, S.A. are quoted on the computerized trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich, Milan and Mexico stock market.
American Depositary Shares (ADSs) quoted in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.
Also, as of June 30, 2007, the shares of BBVA Banco Continental, S.A., Banco Provincial C,A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were quoted on their respective local stock markets, being the last two quoted as well on the New York Stock Exchange. As well, BBVA Banco Francés, S.A. is listed on the Latin-American market of the Madrid Stock Exchange and on the New York Stock Exchange.
As of June 30, 2007, no individual shareholder owned more than 5% of the capital of the Bank. However, Chase Nominees Ltd. in its capacity as international depositary bank, held more than 5%.
BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.
BBVA has not been notified of the existence of any side agreements that regulate the exercise of voting rights at the Bank’s General Meetings, or which restrict or place conditions upon the free transferability of BBVA shares. Neither is the Bank aware of any agreement that might result in changes in the control of the issuer.

At the Annual General Meeting celebrated on February 28, 2004 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. €830,758,750.54. The legally stipulated year within which the directors can carry out this increase is five years.
At the Annual General Meeting celebrated on March 18, 2006 and on March 16, 2007, the shareholders resolved to delegate to the Board of Directors the right to issue fixed-income securities of any kind, including redeemable and exchangeable bonds, non-convertible into equity. This increase is subject to applicable legal regulations and obtaining the required authorisations. The Board of Directors has a maximum legal period of five years as of said date to issue, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of mortgage bonds, warrants, totally or partially exchangeable for equity that the Company or another company may already have issued, or via contracts for difference (CD’s), or any other senior or secured nominative or bearer fixed-income securities (including covered bonds) in euros or any other currency that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. The total maximum nominal amount authorised is €135,000 million.
On the other hand, at the Annual General Meeting celebrated on March 1, 2003 the shareholders resolved to delegate to the Board of Directors the right to issue bonds, convertible and/or exchangeable into Company shares, within the five year period as of the date of the resolution. The amount maximum total approved was €6,000 million. The delegation has the power to exclude the preferential subscription rights of shareholders or convertible and/or exchangeable bonds holders, whenever it is necessary to raise capital on international markets or if corporate interests require so.
32. SHARE PREMIUM
The balance of this heading in the consolidated balance sheet amounts to €9,579 million and includes, inter alia, the amounts of the share premiums arising from the capital increases, in particular the capital increase in 2006 for an amount of €2,921million (see Note 30), as well as the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A., amounted to €641 million.
The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.
33. RESERVES
The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Legal reserve	348	332
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares	1,302	815
Restricted reserve for redenomination of capital in euros	2	2
Revaluation Royal Decree-Law 7/1996	92	176
Voluntary reserves	466	672
Consolidation reserves attributed to the Bank and dependent companies	3,813	1,544

Total	6,111	3,629

33.1. Legal reserve:
Under the revised Corporations Law, 10% of profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of June 30, 2007. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.
Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.
33.2. Restricted reserves:
Pursuant to the Consolidated Spanish Companies Law, the respective restricted reserves were recorded in relation to the reduction of the par value of each share in April 2000, the treasury shares held by the bank at each period-end, and the customer loans outstanding at those dates that were granted for the purchase of, or are secured by, Bank shares.
Pursuant to Law 46/1998 on the introduction of the euro, the respective restricted reserves were recorded in relation to the redenomination of capital in euros.
33.3. Revaluation royal decree-law 7/1996 (asset revaluations):
Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the asset revaluation provisions of the applicable enabling legislation. In addition, on December 31, 1996, the Bank revalued its tangible assets pursuant to Royal Decree-Law 7/1996 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing measurements. The resulting increases in the cost and accumulated depreciation of tangible assets and, where appropriate, in the cost of equity securities, were allocated as follows:

Millions of euros
As of June 30, 2007

Legal revaluations of tangible assets:
Cost	187
Less:
Single revaluation tax (3%)	(6)
Balance as of December 31, 1999	181
Adjustment as a result of review by the tax authorities in 2000	(5)
Transfer to voluntary reserves	(84)

Total	92

Following the review of the balance of the account Revaluation Reserve Royal Decree-Law 7/1996 by the tax authorities in 2000, this balance can only be used, free of tax, to offset recorded losses and to increase capital until January 1, 2007. From that date, the remaining balance of this account can also be taken to unrestricted reserves, provided that the surplus has been depreciated or the revalue assets have been transferred or derecognised. If this balance were used in a manner other than that described above, it would be subject to tax.
33.4 Reserves and losses at consolidated companies:
The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Fully and proportionately consolidated companies	5,593	3,595

Grupo BBVA Bancomer	2,778	2,187
Grupo BBVA Continental	78	58
Grupo Provida	264	214
Grupo BBVA Colombia	(292)	(341)
Grupo BBVA Banco Francés	(441)	(602)
Grupo BBVA Chile	(107)	(102)
Grupo BBVA Banco Provincial	99	35

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Grupo BBVA USA Bancshares	30	2
Grupo BBVA Uruguay	(74)	(82)
Grupo BBVA Portugal	(239)	(207)
Grupo BBVA Puerto Rico	64	38
Grupo Brasil	(21)	(19)
BBVA International Investment Corporation	(424)	(424)
Banco Bilbao Vizcaya Argentaria (Panama), S.A.	102	79
BBVA Suiza, S.A. (BBVA Switzerland)	197	171
BBVA Seguros Colombia, S.A.	(34)	(35)
BBVA Securities Inc.	(30)	(28)
BBVA Securities Ltd.	(22)	(25)
Banco de Promocion de Negocios, S.A.	17	17
Finanzia, Banco de Credito, S.A.	139	115
Banco Industrial de Bilbao, S.A.	91	95
Banco Depositario BBVA, S.A.	37	32
BBVA Trade, S.A.	(18)	5
BBVA privanza (jersey), Ltd.	11	76
Bilbao Vizcaya Holding, S.A.	104	54
BBVA Luxinvest, S.A.	1,273	999
Cartera e Inversiones S.A., Cia de	(11)	84
BBVA Renting, S.A.	61	60
Corporacion General Financiera, S.A.	971	701
Corporacion de Alimentación y Bebidas, S.A.	15	12
Deusto, S.A. de Inversión Mobiliaria	15	15
BBVA Seguros, S.A.	679	485
BBVA Factoring E.F.C., S.A.	79	59
BBVA Gestion, S.A., SGIIC	70	70
Inmobiliaria Bilbao, S.A.	(13)	(13)
BBV Securities Holdings, S.A.	(20)	(13)
BBVA Patrimonios Gestora SGIIC, S.A.	36	28
Bilbao Vizcaya Investment Advisory Company, S.A.	26	26
Almacenes Generales de Depósito, S.A.E. de	90	84
Cidessa Uno, S.L.	198	73
El Encinar Metropolitano, S.A.	(25)	(24)
BBVA Ireland Public Limited Company	97	74
Bilbao Vizcaya America B.V.	(124)	(157)
Inensur Brunete, S.L.	(15)	(14)
Banco de Crédito Local, S.A.	(243)	(249)
BBVA Cartera de Inversiones, SICAV, S.A.	63	60
BBVA Participaciones Internacional, S.L.	56	49
Brookline Investments, S.L.	(17)	(17)
Anida Grupo Inmobiliario, S.L.	247	218
Aragon Capital, S.L.	(12)	(12)
Anida Desarrollos Inmobiliarios, S.L.	102	62
BBVA Pensiones, S.A, Entidad Gestora de Fondos de Pensiones	13	13
Compañia Chilena de Inversiones, S.L.	(135)	(135)
Grelar Galicia, S.A.	(21)	(21)
Ibernegocio de Trade (antes Ibertrade, Ltd.)	(3)	(14)
Participaciones Arenal, S.L.	(182)	(182)
Sociedad de Estudios y Analisis Financ., S.A.	74	69
BBV America, S.L.	3	—
Uno-e Bank, S.A.	(90)	(98)
Other	27	(10)

For using the equity method:	464	361

Corp. IBV Participaciones Empresariales, S.A.	428	326
Part. Servired, Sdad.Civil	8	8
Tubos Reunidos, S.A.	70	56
Tribugest, S.L.	(17)	(11)
Other	(25)	(18)

Total	6,057	3,956

For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the period in which they took place.
In the individual financial statements of the subsidiaries giving rise to the balances recorded under the “Reserves and Losses at Consolidated Companies—Fully and Proportionately Consolidated Companies” shown in the foregoing table, as of June 30, 2007 and December 31, 2006, €1,445 million and €1,743 million were treated as restricted reserves, all of which are reflected as restricted reserves for Parent Company shares.
34. TREASURY SHARES
For the six months ended June 30, 2007 the Group companies performed the following transactions involving Bank shares:

	Number of	Millions of
	shares	euros

Balance as of January 1, 2007	8,306,205	147
+ Purchases	333,585,639	6,167
- Sales	(323,429,031)	(5,995)
+/- Other	—	12
- Derivatives over BBVA shares	—	(92)

Balance as of June 30, 2007	18,462,813	239

The average purchase price of the Bank’s shares for the period for the six months ended June 30, 2007 was €18.49 per share and the average selling price of the Bank’s shares for the six months ended June 30, 2007 was €18.52 per share.
The net gains or losses on transactions with shares issued by the Bank were recognized in equity under the heading “Stockholders’ Equity-Reserves” of the consolidated balance sheet. As of June 30, 2007, the transactions involving treasury shares amounted a loss of €4.2 million.
The Bank and certain consolidated instrumentality companies held 18,462,813 and 8,306,205 shares of Banco Bilbao Vizcaya Argentaria S.A. as of June 30, 2007 and December 31, 2006, respectively, representing 0.520% and 0.234% of share capital outstanding in 2007 and 2006, respectively.

		Number of
DATE	ENTITY	Shares	% CAPITAL

	BBVA	13,494,608	0.380%
	Corporación General Financiera	4,943,836	0.139%
	Other	24,369	0.001%

June 30, 2007	Total	18,462,813	0.520%

The carrying amount of these shares was €239 million and €147 million as of June 30, 2007 and December 31, 2006, respectively. For the period for the six months ended June 30, 2007 the Group’s treasury shares ranged between a minimum of 0.135% and a maximum of 1.385% of share capital (between 0.020% and 0.858% in the year 2006).
35. CAPITAL RATIO
Bank of Spain Circular 5/1993, of March 26, as amended by Bank of Spain Circular 2/2006, of June 30, implementing Law 13/1992, of June 1, on the capital and supervision on a consolidated basis of financial institutions, stipulates that consolidable groups of credit institutions must at all times have a capital ratio of no less than 8% of the weighted credit risk of their assets and liabilities, commitments and other memorandum items, and of no less than 8% of the exchange risk exposure of their net global foreign currency positions and of their weighted held-for-trading and derivatives positions.
The amounts used to calculate the capital ratio are as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Basic equity	18	18
Additional equity	13	12
Other deductions	(2)	(1)
Additional Capital due to mixed Group	1	1
Total Equity	30	30
Minimum equity required	23	21

36. TAX MATTERS
A) Consolidated tax group
Pursuant to current legislation, the Consolidated Tax Group includes Banco Bilbao Vizcaya Argentaria, S.A., as the Parent company, and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated income of corporate groups.
The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.
B) Years open for review by the tax authorities
As of June 30, 2007, the Consolidated Tax Group had 2001 and subsequent years open for review by the tax authorities for the main taxes applicable to it.
In general, the other Spanish consolidated companies, except for those at which the statute-of-limitations year has been interrupted by the commencement of a tax audit, have the last four years open for review by the tax authorities for the main taxes applicable to them.
In 2005, as a result of the tax audit conducted by the tax authorities, tax assessments were issued against several Group companies for the years up to and including 2000, some of which were signed on a contested basis. After considering the temporary nature of certain of the items assessed, the amounts, if any, that might arise from these assessments were provisioned.
Also, in 2006 and 2005, notification was received of the commencement of tax audits for 2001 to 2003 for the main taxes to which the Tax Group is subject. These tax audits had not been completed as of June 30, 2007.
In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise there from would not materially affect the Group’s consolidated financial statements.
C) Reconciliation
The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognized is as follows:

	Millions of euros
	Six months ended June	Six months ended June
	30, 2007	30, 2006

Corporation tax (*)	1,528	1,566
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(274)	(288)
Other items net	(93)	(272)
Net increases (decreases) due to temporary differences	(3)	217
Charge for income tax and other taxes	1,158	1,223
Deferred tax assets and liabilities recorded (utilised)	3	(217)
Income tax and other taxes accrued in the period	1,161	1,006
Adjustments to prior periods’ income tax and other taxes	16	—

Income tax and other taxes	1,177	1,006

(*)	Tax rate 32.5% as of June 30, 2007 and 35% as of June 30, 2006.
The effective tax rate is as follows:

	Millions of euros
	Six months ended June	Six months ended June
	30, 2007	30, 2006

Consolidated Tax Group	2,776	2,603
Other Spanish entities	6	72
Foreign entities	1,919	1,800

	4,701	4,475

Income tax	1,177	1,006

Effective tax rate	25.04%	22.49%

D) tax recognized in equity
In addition to the income tax recognized in the consolidated income statements, for the six months ended June 30, 2007 and for the year ended December 31, 2006, the Group recognized the following amounts in consolidated equity:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Charges to equity
Debt securities	(199)	(291)
Equity instruments	(1,067)	(1,105)
Credits to equity
Other	89	41

Total	(1,177)	(1,355)

E) Deferred taxes
The balance of the heading “Tax Assets” in the consolidated balance sheets includes the tax receivables relating to deferred tax assets; in turn, the balance of the heading “Tax Liabilities” includes the liability relating to the Group’s various deferred tax liabilities.
As a result of the tax reforms enacted in Spain in 2006, including, inter alia, the modification of the standard income tax rate, which was set at 32.5% for 2007 and at 30% for 2008 and subsequent years, Spanish companies have adjusted their deferred tax assets and liabilities on the basis of tax rates that are expected to apply when they are recovered or settled.
The Group has registered the effects of this regulation with charge to the heading “Income tax” (€380 million) in the consolidated income statement and the heading “Reserves” (€105 million) in the consolidated balance sheet and with credit to the heading “Valuation Adjustments” (€ 201 million) in the consolidated balance sheet.
Also, the calculated effect of this regulation is recorded under the heading “Income tax” in the consolidated income statement as of June 30, 2007 is €9 million approximately.
The detail of deferred tax assets and liabilities is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Deferred tax assets:	5,498	5,278

Of which:
Pensions commitments	1,631	1,640
Securities	593	672
Loan loss provisions	1,518	1,464
Tax losses and other	754	927

Deferred tax liabilities	2,132	2,369

Of which:
Free depreciation and other	(1,640)	(1,769)

F) Tax assessments issued to bbva seguros, s.a. and senorte vida y pensiones, s.a
In 1990, 1994 and 1995, tax assessments for 1986 to 1990 were issued to BBVA Seguros, S.A. (formerly Euroseguros, S.A.) and Senorte Vida y Pensiones, S.A. totalling €88 million of principal and €39 million of late-payment interest, plus €66 million of penalties, after correction pursuant to the revised General Tax Law. The companies filed pleadings and appeals against the assessments and several administrative decisions and court rulings were handed down in 1997 through 2000. As a result of application of the criteria set forth in these court rulings, some of which have been appealed against by the Group and by the Spanish tax authorities, the tax debts would be reduced to €51 million of principal and €20 million of interest. In order to file these appeals, the Bank provided guarantees totalling €98 million to the tax authorities. In 2003 further court rulings were handed down, which have been appealed against. However, the Bank’s directors and legal advisers consider that, in any case, the possible effects of these rulings would not materially affect the consolidated financial statements and, additionally, in accordance with the accounting principle of prudence, adequate provisions have been recorded therefore. Lastly, in 2005 the check relating to Senorte Vida y Pensiones was completed with no material effect on the Group.
37. FAIR VALUE OF ASSETS AND LIABILITIES
Following is a comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values as of June 30, 2007 and December 31, 2006:

	Millions of euros
As of June 30, 2007	Book value	Fair value

Assets
Cash and balances with central banks	17,242	17,242
Financial assets held for trading	59,195	59,195
Other financial assets at fair value through profit or loss	905	905
Available-for-sale financial assets	40,540	40,540
Loans and receivables	322,452	328,988
Held-to-maturity investments	5,706	5,378
Hedging derivatives	1,799	1,799
Liabilities
Financial liabilities held for trading	17,919	17,919
Other financial liabilities at fair value through profit or loss	517	517
Financial liabilities at amortised cost	396,565	393,860
Hedging derivatives	3,419	3,419

	Millions of euros
As of December 31, 2006	Book value	Fair value

Assets
Cash and balances with central banks	12,515	12,515
Financial assets held for trading	51,835	51,835
Other financial assets at fair value through profit or loss	977	977
Available-for-sale financial assets	42,267	42,267
Loans and receivables	279,855	287,590
Held-to-maturity investments	5,906	5,757
Hedging derivatives	1,963	1,963
Liabilities
Financial liabilities held for trading	14,923	14,923
Other financial liabilities at fair value through profit or loss	582	582
Financial liabilities at amortised cost	348,445	347,557
Hedging derivatives	2,280	2,280

The fair value of “Cash and Balances with Central Banks” is the same that the book value because it is short-terms operations. The fair value of the “Held-to-Maturity Investments” corresponds with the quoted market price. The fair value of “Loans and Receivables” and “Financial Liabilities at Amortized Cost” was estimated by discounting the expected cash flows using the markets interest rates at each period-end.
38. FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES
The memorandum items “Contingent Exposures” and “Contingent Commitments” in the consolidated balance sheets include the amounts that would be payable by the consolidated entities on behalf of third parties if the parties originally obliged to pay fail to do so, in connection with the commitments assumed by those entities in the course of their ordinary business.
The breakdown of the balances of these items as of June 30, 2007 and December 31, 2006 is as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Contingent exposures -
Collateral, bank guarantees and indemnities	46,121	37,002
Rediscounts, endorsements and acceptances	79	44
Other	6,406	5,235

	52,606	42,281

Contingent commitments -
Drawable by third parties:	89,563	98,226
Credit institutions	2,631	4,356
General government sector	4,124	3,122
Other resident sectors	40,557	43,730
Non-resident sector	42,251	47,018
Other commitments	8,269	4,995

	97,832	103,221

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.
Income from the guarantee instruments is recorded under the heading “Fee and Commission Income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 45).
39. ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS
As of June 30, 2007 and December 31, 2006, the face amount of the assets owned by the consolidated entities pledged as security for own transactions, amounted to €51,201 million and €45,774 million, respectively, and related basically to the pledge of certain assets as security for financing liabilities with the Bank of Spain (Note 25.1) and to a portion of the assets assigned to mortgage bond issues (Note 25.4.2), which pursuant to the Mortgage Market Law are admitted as security for obligation to third parties.
As of June 30, 2007 and December 31, 2006, there were no assets assigned to third-party obligations.
40. OTHER CONTINGENT ASSETS
As of June 30, 2007 and December 31, 2006, there were no significant contingent assets registered.
41. PURCHASE AND SALE COMMITMENTS
The financial instruments sold with a commitment to subsequently repurchase them are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties. As of June 30, 2007, the consolidated entities had sold financial assets totalling €45,301 million, with a commitment to subsequently repurchase them.
The financial instruments acquired with a commitment to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the sale is considered credit given to third parties. As of June 30, 2007, the consolidated entities had purchased financial instruments totalling €18,838 million, with a commitment to subsequently resell them.
Following is a breakdown of the maturity of other future payment obligations from June 30, 2007

	Millions of euros
	Up to 1
	year	1 to 3 years	3 to 5 years	Over 5 years	Total

Financial leases	183	719	1,154	4,843	6,899
Operational leases	33	65	208	458	764
Purchase commitments	56	3	—	—	59
Technology and systems projects	27	3	—	—	30
Organizational projects	—	—	—	—	—
Other projects	8	—	—	—	8
Tangible assets acquisition	21	—	—	—	21
Credit institutions	21	—	—	—	21

Total	272	787	1,362	5,301	7,722

42. TRANSACTIONS FOR THE ACCOUNT OF THIRD PARTIES
As of June 30, 2007 and December 31, 2006, the detail of the most significant items composing this heading is as follows:

	Millions of euros
		As of
	As of June	December 31,
	30, 2007	2006

Financial instruments entrusted by third parties	589,226	524,151
Asset transfers (see Note 13.3)	21,058	10,114
Derecognised in full from the balance sheet	890	1,058
Retained in full on the balance sheet	20,168	9,056
Conditional bills and other securities received for collection	7,477	3,640
Securities received in credit	1,135	70
Off-balance-sheet customer funds commercialised by the Group	149,313	142,064
- Investment companies and mutual funds(*)	60,669	58,452
- Pension funds(*)	61,206	57,147
- Customer portfolios managed on a discretionary basis	27,438	26,465

Total	768,209	680,039

(*)	Nearly all of the off balance sheet customer funds commercialised by the Group correspond to funds managed by the Group.

43. INTEREST INCOME AND EXPENSE AND SIMILAR ITEMS
43.1. Interest and similar income
The breakdown of the most significant interest and similar income earned by the Group for the six months ended June 30, 2007 and 2006 is as follows:

	Millions of euros
	Six-months	Six-months
	ended June 30, 2007	ended June 30, 2006

Central Banks	225	227
Loans and advances to credit institutions	800	424
Loans and advances to other debtors	8,673	6,186
General government	322	256
Resident sector	4,265	2,849
Non resident sector	4,086	3,081
Debt securities	1,575	1,695
Rectification of income as a result of hedging transactions	60	389
Other income	163	127

Total	11,496	9,048

43.2. Interest expense and similar charges
The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	Six-months	Six-months
	ended June 30, 2007	ended June 30, 2006

Bank of Spain and other central banks	146	150
Deposits from credit institutions	1,405	1,111
Deposits from other creditors	3,464	2,336
Debt certificates	2,100	1,569
Promissory notes, bills and debt securities	1,744	1,291
Subordinated liabilities	356	278
Rectification of expenses as a result of hedging transactions	(232)	(138)
Cost attributable to pension funds (Note 28)	123	130
Other charges	75	28

Total	7,081	5,186

43.3. Averages return on invenstments and average borrowing cost
The detail of the average return on investments for the six months ended June 30, 2007 and 2006 is as follows:

ASSETS	Millions of euros
	Six-months ended June 30, 2007			Six-months ended June 30, 2006
	Average		Interest Rates	Average		Interest Rates
	Balances	Income	(%)	Balances	Income	(%)

Cash and balances with central banks	15,015	225	3.02	12,566	227	3.64
Securities portfolio and derivatives (*)	102,384	1,840	3.62	107,323	2,179	4.09
Loans and advances to credit institutions	30,261	829	5.52	21,370	448	4.22
Euros	20,037	475	4.78	11,858	188	3.20
Foreign currency	10,224	354	6.98	9,512	260	5.51
Loans and advances to customers	265,896	8,712	6.61	222,372	6,325	5.74
Euros	199,817	4,932	4.98	169,797	3,304	3.92
Foreign currency	66,079	3,780	11.54	52,575	3,021	11.59
Other finance income	—	88	—	—	58	—
Other assets	24,179	—	—	25,318	—	—

ASSETS/FINANCE INCOME	437,735	11,694	5.39	388,949	9,237	4.79

(*)	Include the income from equity instruments (Note 44)

     The average borrowing cost for the six months ended June 30, 2007 and 2006 was as follows:

	Millions of euros
LIABILITIES	Six-months ended June 30, 2007			Six-months ended June 30, 2006
	Average		Interest Rates	Average		Interest Rates
	Balances	Cost	(%)	Balances	Cost	(%)

Deposits from central banks and credit institutions	60,071	1,450	4.87	64,424	1,140	3.57
Euros	26,061	488	3.78	35,737	472	2.67
Foreign currency	34,010	962	5.70	28,689	668	4.69
Customer deposits	207,448	3,345	3.25	172,896	2,560	2.99
Euros	116,843	1,534	2.65	94,370	709	1.51
Foreign currency	90,605	1,811	4.03	78,526	1,851	4.75
Marketable securities and subordinated liabilities	97,568	2,088	4.32	84,893	1,329	3.16
Euros	83,276	1,694	4.10	76,195	1,110	2.94
Foreign currency	14,292	394	5.56	8,698	219	5.08
Other finance expenses	—	198	—	—	157	—
Other liabilities	49,791	—	—	49,185	—	—
Equity	22,857	—	—	17,551	—	—

LIABILITIES + EQUITY/ FINANCE EXPENSE	437,735	7,081	3.26	388,949	5,186	2.69

The changes (June 2007/June 2006) resulted from the price effect and the effect of the changes in business volume, as detailed below:

	Millions of euros
	Volume Price-Effect 2007/2006
	Volume	Price Effect
	Effect (1)	(2)	Total Effect

Cash and balances with central banks	44	(46)	(2)
Securities portfolio and derivatives	(100)	(238)	(339)
Loans and advances to credit institutions	186	195	381
Euros	130	157	287
Foreign currency	19	75	94
Loans and advances to customers	1,238	1,149	2,387
Euros	584	1,043	1,628
Foreign currency	776	(17)	759
Other financial income	—	30	30

	Millions of euros
	Volume Price-Effect 2007/2006
	Volume	Price Effect
	Effect (1)	(2)	Total Effect

FINANCE INCOME	1,159	1,299	2,458

Deposits from central banks and credit institutions	(77)	387	310
Euros	(128)	144	16
Foreign currency	124	170	294
Customer deposits	512	274	785
Euros	169	656	825
Foreign currency	285	(325)	(40)
Marktable securities and subordinated liabilities	198	561	760
Euros	103	482	585
Foreign currency	141	34	175
Other finance expense	—	40	40

FINANCE EXPENSE	650	1,244	1,895

NET INTEREST INCOME			563

(1)	The volume effect is calculated by multiplying the interest rate for the first year by the difference between the average balances for the two years.

(2)	The price effect is calculated by multiplying the average balance for the second year by the difference between the interest rates for the two years.
44. INCOME FROM EQUITY INSTRUMENTS
The amount recorded under this heading in the accompanying consolidated income statements relates in full to dividends from other shares and equity instruments. The breakdown is as follows:

	Millions of euros
	Six-months	Six-months
	ended June 30, 2007	ended June 30, 2006

Dividends from other shares and other equity instrument
Held for investment	110	133
Held for trading	88	56

Total	198	189

45. FEE AND COMMISSION INCOME
The breakdown of the balance of this heading in the accompanying consolidated statements of income is as follows:

	Millions of euros
	Six-months	Six-months
	ended June 30, 2007	ended June 30, 2006

Commitment fees	27	29
Contingent liabilities	114	99
Documentary credits	18	16
Bank and other guarantees	96	83
Arising from exchange of foreign currencies and banknotes	11	10
Collection and payment services	1,235	1,105
Securities services	1,026	1,014
Counselling on and management of one-off transactions	8	7

	Millions of euros
	Six-months	Six-months
	ended June 30, 2007	ended June 30, 2006

Financial and similar counselling services	9	9
Factoring transactions	13	10
Non-banking financial products sales	36	34
Other fees and commissions	237	218

Total	2,716	2,535

46. FEE AND COMMISSION EXPENSES
The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	Six-months	Six-months
	ended June 30, 2007	ended June 30, 2006

Brokerage fees on lending and deposit transactions	3	5
Fees and commissions assigned to third parties	295	270
Other fees and commissions	132	110

Total	430	385

47. INSURANCE ACTIVITY INCOME
This heading in the accompanying consolidated income statement reflects the contribution of the consolidated insurance and reinsurance companies to the Group’s gross income. The detail of the balance of this heading is as follows:

	Millions of euros
	Six-months	Six-months
	ended June 30, 2007	ended June 30, 2006

Premium income	1,222	1,284
Reinsurance premiums paid	(31)	(35)
Benefits paid and other insurance-related expenses	(809)	(736)
Reinsurance Income	12	28
Net provisioning expense	(384)	(490)
Finance increase	471	456
Finance expense	(140)	(210)

Total	341	297

As of June 30, 2007, the detail of the balance of Premium income that corresponds to “life” insurance activity is €912 million and “non life” €310 million.
48. GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES
The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	Six-months	Six-months
	ended June 30, 2007	ended June 30, 2006

Financial assets held for trading	335	336
Other financial assets at fair value through profit or loss	28	11
Available-for-sale financial assets (*)	1,234	781
Loans and receivables	59	72
Other	44	(54)

Total	1,700	1,146

(*)	In 2007 include €847 million from the gains obtained in the disposal of the interest ownership in IBERDROLA. On December 31, 2006 include €522 million from the gains obtained in the disposal of the interest ownership in Repsol-YPF, S.A.
The breakdown, by type, of the financial instruments that gave rise to the above balances is as follows:

	Millions of euros
	Six-months ended June 30, 2007	Six-months ended June 30, 2006

Debt instruments	(12)	(52)
Equity instruments	1,915	960
Loans and advances to other debtors	61	95
Derivatives	(305)	109
Deposits from other creditors	—	—
Other	41	34

Total	1,700	1,146

49. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES AND COST OF SALES
These headings of the accompanying consolidated statements of income show, respectively, sales of assets and income from the provision of services that constitute the typical activity of non-financial consolidated entities forming part of the Group and the related costs of sales. The main lines of business of these entities are as follows:

	Millions of euros
	Six-months ended June 30, 2007		Six-months ended June 30, 2006
	Sales/	Cost of	Sales/	Cost of
	Income	Sales	Income	Sales

Real estate	237	149	177	119
Services and other	183	157	141	124

Total	420	306	318	243

50. OTHER OPERATING INCOME AND EXPENSES
As of June 30, 2007, the balance of the heading “Other Operating Expenses” relates mostly to the contribution to the Deposit Guarantee Fund, amounted to €110 million. The balance of the heading “Other Operating products” includes among others the rents collected from leases.
51. PERSONNEL EXPENSES
The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Millions of euros
	Six-months ended June 30, 2007	Six-months ended June 30, 2006

Wages and salaries	1,557	1,468
Social security costs	271	250
Transfers to internal pension provisions (Note 28)	34	32
Contributions to external pension funds (Note 28)	28	28
Other personnel expenses	177	174

Total	2,067	1,952

The detail, by professional category and by geographical area, of the average number of employees for the six months ended June 30, 2007 and December 31, 2006, is as follows:

	Average number of employees
	Six-months ended June 30, 2007	Six-months ended June 30, 2006

Spanish banks
Executives	1,102	1,104
Other line personnel	21,512	21,818
Clerical staff	6,928	7,141
Abroad branches	743	676

	30,285	30,739

Companies abroad
Mexico	26,154	25,157
Venezuela	5,767	5,555
Argentina	3,851	3,604

	Average number of employees
	Six-months ended June 30, 2007	Six-months ended June 30, 2006

Colombia	4,760	5,155
Peru	3,196	2,705
Other	8,780	6,175

	52,508	48,351

Pension fund managers	8,972	8,297
Other non-banking companies	8,778	8,351

Total	100,543	95,738

The detail, by professional category and by gender, of the average number of employees for the six months ended June 30, 2007, is as follows:

	Average number of
	employees
	Men	Women

Executives	1,671	318
Other line personnel	23,527	15,685
Clerical staff	27,891	31,451

Total	53,089	47,454

Equity-instrument-based employee remuneration -
At the Annual General Meeting held on March 18, 2006, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (“the Plan”). The Plan has a term of three years from 1 January 2006 and will be settled in the first half of 2009.
Under this Plan the Bank promises to deliver ordinary shares of BBVA to the members of the Group’s management team (including executive directors and management committee members of BBVA). A number of “theoretical shares” will be allocated to the beneficiaries based on the annual variable remuneration earned by each member in the last three years and on their level of responsibility. This number will serve as the basis for the calculation of the BBVA shares that will be delivered, as the case may be, when the Plan expires. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “theoretical shares” allocated by a coefficient ranging from 0 to 2. The value of the coefficient established by comparing the performance of the Total Shareholder Return (TSR) — share appreciation plus dividends - of the Bank over the term of the Plan with the performance of the same indicator for 14 leading European banks. The amount of the obligation that will be registered in the consolidated financial statements will be determined by multiplying the number of the shares by the estimated average price at the moment of the liquidation of the Plan. (€15.02 at the moment of approved the Plan).
Both TSR and estimated average price per share were considered market variations at the moment of calculated the cost of the Plan when the Plan was initiated (Note 2.u). The value of the TSR calculated by Montecarlo simulations was€0.896, while the calculation of the estimated average price was of €15.02.
As of June 30, 2007, the estimated number of theoretical shares for the Group as a whole, including executive directors and BBVA’s Management Committee members (see Note 7), was 10,007,336, representing 0.282 % of the Bank’s share capital.
As of June 30, 2007, the total accrued amount during the Plan’s life is €135 million.
As of June 30, 2007, the expense recognized in this period amounted to €22 million and was recognized under “Personnel Expenses – Other” in the Group’s consolidated income statement with a charge to “Equity-Other equity instrument-Rest” in the consolidated balance sheet as of June 30, 2007, net of tax.
52. OTHER GENERAL ADMINISTRATIVE EXPENSES
The breakdown of the balance of this heading in the consolidated income statements is as follows:

	Millions of euros
	Six-months ended June 30, 2007	Six-months ended June 30, 2006

Technology and systems	266	255
Communications	112	109
Advertising	112	97
Property, fixtures and materials	243	227
Taxes other than income tax	127	104
Other expenses	418	369

Total	1,278	1,161

The heading “Property, Fixtures and Materials” includes expenses relating to operating leases of buildings amounting to €92 million and €89 million for the six months ended June 30, 2007 and 2006, respectively. The consolidated companies do not expect to terminate the lease contracts early.
53. FINANCE INCOME AND EXPENSES FROM NON-FINANCIAL ACTIVITIES
The amounts recorded under these headings relates in full to finance income and expenses from the Group’s real estate and renting companies, net amounted to €(0.04) millions and €0.8 millons as of June 30, 2007 and 2006, respectively.
54. OTHER GAINS AND OTHER LOSSES
The breakdown of the balances of these headings in the accompanying consolidated income statements is as follows:

	Millions of euros
	Six-months ended June 30, 2007	Six-months ended June 30, 2006

Gains
Gains from tangible assets disposal (*)	281	37
Gains on sale of long-term investment (**)	1	889
Income from the provision of non-typical services	2	1
Other income	42	51
	326	978

Losses
Losses on fixed asset disposals (Note 19)	(14)	(9)
Losses on sale of investments	(6)
Other losses (***)	(273)	(73)

Total	(293)	(82)

(*)	As of June 30, 2007, €235 million were already recognized on the consolidated income statement as capital gains on the sale of buildings to GMP Group (Note 19).

(**)	The balance as of June 30, 2006 corresponds mainly to the gains obtained in the sale of the ownership interest in Banca Nazionale del Lavoro, S.p.A.. (see Note 17).

(***)	Includes €200 million charge for the BBVA’s contributions to the BBVA Microcredit Foundation, on the base of the agreement of Annual General Meeting celebrated on March 16, 2007.
55. RELATED PARTY TRANSACTIONS
55.1. Transactions with bbva group
The balances of the main aggregates in the consolidated financial statements arising from the transactions carried out by the Group with associated and jointly controlled companies (Note 2.1 section b and c), which consist of ordinary business and financial transactions carried out on an arm’s-length basis, as of June 30, 2007 and December 31, 2006 are as follows:

	Millions of euros
	As of	As of
	June 30,	December 31,
	2007	2006

Assets:
Due from credit institutions	37	—
Total net lending	419	374
Liabilities:
Due to credit institutions	—	—
Deposits	123	83
Debt certificates	453	463
Memorandum accounts:
Contingent risks	46	23
Commitments contingents	403	457

The balances of the main aggregates in the income statement for the six months ended June 30, 2007 and 2006 are as follows:

	Millions of euros
	Six-months ended June 30, 2007	Six-months ended June 30, 2006

Statement of income:
Financial Revenues	12	6
Financial Expenses	8	4

There are no other material effects on the financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1 section c), and from the insurance policies to cover pension or similar commitments (Note 28).
As of June 30, 2007 and December 31, 2006, the notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately €63 million and €9 million, respectively.
In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.
55.2. Transactions with key entity personnel
The information on the remuneration of key personnel (members of the Board of Directors of BBVA and of the Management Committee) is included in Note 7.
As of June 30, 2007, the loans granted to members of Board of Directors totalled €80,805.
The loans granted as of June 30, 2007 to 15 members of the Management Committee, excluding the executive directors, amounted to €3.3 million. As of June 30, 2007, guarantees provided on behalf of members of the Management Committee amounted to €12,600.
As of June 30, 2007, the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA and of the Management Committee) totalled €11.9 million. As of June 30, 2007, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €17.5 million.
The demand and time deposits held on an arm’s length basis as part of BBVA’s ordinary banking business by directors, Management Committee members and their related parties totalled €10.5 million as of June 30, 2007.
In addition, BBVA and other Group companies, in the normal course of their business and in their capacity as financial institutions, habitually perform transactions with members of the Board of Directors of BBVA and of the Management Committee and their respective related parties. All these transactions, which are scantly material, are conducted on an arm’s-length basis.
55.3. Transactions with other related parties
There are no other material transactions with other related parties.
56. ACCOUNTANTS FEES AND SERVICES
The detail of the fees for the services provided to the Group companies by their respective accountants for the six months ended June 30, 2007 is as follows:

Millions of euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	5.8
Fees for audits conducted by other firms	1.8
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	1.0

The detail of the other services provided to the various Group companies for the six months ended June 30, 2007 is as follows:

Millions of euros

Firms belonging to the Deloitte worldwide organisation	1.0
Other firms	2.9

The services provided by our accountants meet the independence requirements established in Law 44/2002, of 22 November, on Measures Reforming the Financial System and in the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC), and accordingly they did not include the performance of any work that is incompatible with the auditing function.
57. OTHER INFORMATION
On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against BBVA and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the year 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. These funds totalled Ptas. 37,343 million (approximately €225 million) and arose basically from the gains on the sale of shares of Banco de Vizcaya, S.A. and Banco Bilbao Vizcaya, S.A. from 1987 to 1992, and on the purchase and sale by BBV of shares of Argentaria, Caja Postal and Banco Hipotecario, S.A. in 1997 and 1998.
After dissolving the legal vehicles where the unrecorded funds were located and including the funds in its accounting records, BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified the Bank of the commencement of a proceeding relating to these events.
On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding.
The commencement of proceedings to determine an eventual criminal liability of the individuals involved in those events, triggered the suspension of the above mentioned proceedings until a definitive criminal resolution was issued. The criminal proceeding, originated in the preliminary proceeding 161/00 before the Criminal Investigation Central Court number 5 of the National Court, was later divided into two different proceedings. The first one investigated a possible appropriation offence, and the second one investigated a possible accounting offence. The first one came to an end through the resolution issued on November 8th, 2006, by the Criminal section of the Spanish High Court, which determined no criminal liability for any person involved in the events analyzed, and the second one was terminated through a resolution of May 7, 2007 of the Criminal Section of the National Court, which closed these files. The end of these two criminal proceedings allows the re-opening of the above referred administrative proceedings that were suspended.
At the date of preparation of these consolidated financial statements, none of the persons party to the proceedings or prosecuted in relation to the events referred to above was a member of the Board of Directors or the Management Committee or held executive office at BBVA.
The Group’s legal advisers do not expect the aforementioned administrative and criminal proceedings to have any material impact on the Bank.
58. DETAIL OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES
As of June 30, 2007 pursuant to Article 127 third section of the Spanish Corporations Law, introduced by Law 26/2003 of 17 June amending Securities Market Law 24/1988 of 28 July, and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest. None of the directors discharge executive or administrative functions at these companies.

	Investments
Surname (s) and First Name	Company	Number of Shares	Type of Ownership Interest

Alfaro Drake, Tomás	—	—	—

Alvarez Mezquiriz, Juan Carlos	—	—	—

Bermejo Blanco, Rafael	Banco Santander	7,400	Direct
	Banco Crédito Balear	1,000	Direct
	Banco Popular Español	13,200	Direct

Breeden, Richard C.	—	—	—

Bustamante y de la Mora, Ramón	—	—	—

	Investments
Surname (s) and First Name	Company	Number of Shares	Type of Ownership Interest

Fernández Rivero, José Antonio	—	—	—

Ferrero Jordi, Ignacio	Banco Santander	9,940	Indirect
	Banco Popular Español	2,490	Indirect
	Commerzbank AG	2,300	Indirect
	Royal Bank of Scotland	11,500	Indirect
	ABN AMRO Holding NV	4,700	Indirect

Goirigolzarri Tellaeche, José Ignacio	—	—	—

González Rodríguez, Francisco	RBC Dexia Investors Services España, S.A.	76,040	Indirect

Knörr Borrás, Román	—	—	—

Loring Martínez de Irujo, Carlos	—	—	—

Maldonado Ramos, José	—	—	—

Medina Fernández, Enrique	Banco Popular Español	1,146.1	Indirect
	Bankinter	227.6	Indirect
	BBVA	698.6	Indirect
	KBC Groep NV	121.8	Indirect
	Royal Bank	1,208.4	Indirect
	Goldman Sachs Group Inc.	49.3	Indirect
	Standard Chartered	453.6	Indirect

Rodríguez Vidarte, Susana	—	—	—

59. SUBSEQUENT EVENTS
Compass Bancshares Inc. acquisition
On February 16, 2007 BBVA entered into an agreement to purchase all the shares of Compass Bancshares Inc., (“Compass”)  a U.S. banking Group quoted in NASDAQ, an active in Alabama, Texas, Florida, Arizona, Colorado and New Mexico.
The General Shareholder’s meeting celebrated on June 21, 2007 approved the transaction and the consequent capital stock increase of €96,040,000 to attend part of the payment of the Compass acquisition, as established in the purchase agreement.
On August 8, 2007 Compass celebrated a General Shareholder’s meeting in which the acquisition of Compass by BBVA was approved.
On September 7, 2007, having previously obtained all approvals and authorizations necessary to complete the acquisition, BBVA proceed it to complete the transaction with the effective acquisition of Compass. The consideration paid to former Compass stockholders for the acquisition was approximately $9,115 million, which BBVA has paid partially in cash ($4,612 million) and partially with the issuance of 196,000,000 shares, which represent 5.5% of the current share capital of BBVA. This capital increase took place on September 10, 2007 at an issuance rate of €16.77 per share, the closing market price of the BBVA’s shares at September 6, 2007, in accordance with the resolutions adopted by the BBVA’s general shareholders’ meeting dated 21 June 2007.
BBVA financed the cash consideration in this transaction with internal resources, among which are the funds raised through the sale of its 5,01% stake in Iberdrola in February 2007, which represented a net capital gain of €696 million. With this divestment BBVA will cease to hold a stake in Iberdrola.

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of voting rights			Thousand of euros ( * )
			controlled by the Bank				Investee data
										Profit
						Net carrying	Assets as of	Liabilities as	Equity as	(loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	of 30.06.07	of 30.06.07	30.06.07

(ASA) AG.DE SEGUROS DE ARGENTARIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,225	8,796	6,415	2,225	156
ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	330,880	161,777	37,604	111,672	12,501
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA(AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	213,380	426,248	119,290	270,738	36,220
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	—	100.00	100.00	1,662	2,805	1,156	767	882
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	34,855	52,125	14,714	28,269	9,142
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	7,002	3,751	2,874	377
ALMACENADORA FINANCIERA PROVINCIAL. S.A.	VENEZUELA	SERVICES	—	100.00	100.00	189	346	157	62	127
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	106,131	4,225	97,340	4,566
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	—	51.00	225	3,228	1,384	786	1,058
ALTURA MARKETS, A.V., S.A.	SPAIN	SECURITIES	50.00	—	50.00	5,000	715,524	696,465	12,041	7,018
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	112,477	391,134	125,735	218,041	47,358
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.00	100.00	25	21,525	21,500	25	—
ANIDA GERMANIA IMMOBILIEN THREE, GMBH	GERMANY	REAL ESTATE	—	100.00	100.00	25	25	—	25	—
ANIDA GERMANIA IMMOBILIEN TWO, GMBH	GERMANY	REAL ESTATE	—	100.00	100.00	25	25	—	25	—
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	198,357	530,133	73,693	447,547	8,893
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.00	100.00	68,637	67,905	5	65,929	1,971
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	67,070	67,741	671	65,341	1,729
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	666	1,821	1,173	418	230
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	959	2,357	1,272	1,155	(70)
APLICA SOLUCIONES GLOBALES, S.L.	SPAIN	SERVICES	94.98	5.02	100.00	60	60	—	60	—
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.	MEXICO	SERVICES	100.00	—	100.00	4	51,199	48,817	1,462	920
APOYO MERCANTIL S.A. DE C.V.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	2,512	43,517	41,006	2,048	463
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	31,714	—	30,947	767
ARGENTARIA SERVICIOS, S.A.	CHILE	SERVICES	100.00	—	100.00	676	1,362	9	1,361	(8)
ASERLOCAL, S.A.	SPAIN	SERVICES	—	100.00	100.00	31	32	—	32	—
ASSUREX, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	68	457	387	66	4
ATREA HOMES IN SPAIN LTD	UNITED KINGDOM	SERVICES	—	100.00	100.00	—	31	371	(166)	(174)
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	5,979	6,226	248	4,796	1,182
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM., LDA.	PORTUGAL	SERVICES	—	100.00	100.00	17,217	64,436	54,651	9,922	(137)
BAHIA SUR RESORT, S.C.	SPAIN	REAL ESTATE	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	929,364	792,107	126,798	10,459
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	278,916	5,500,735	5,259,501	225,660	15,574
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	60.95	6.92	67.87	273,640	6,985,672	6,554,836	411,053	19,783
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	—	100.00	100.00	102,734	4,699,559	4,305,644	383,602	10,313
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	340,576	311,344	26,121	3,111
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.08	92.08	344,394	4,776,881	4,385,722	324,919	66,240
BANCO DE CREDITO LOCAL, S.A.	SPAIN	BANKING	100.00	—	100.00	509,598	11,163,968	10,892,869	247,222	23,877
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.81	99.81	15,149	33,177	430	32,362	385
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	842,579	774,472	43,758	24,349
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,219	342,926	49,065	282,278	11,583
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,598	16,949	880	15,879	190

			% of voting rights			Thousand of euros ( * )
			controlled by the Bank				Investee data
						Net carrying	Assets as of	Liabilities as of	Equity as of	Profit (loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	30.06.07	30.06.07	30.06.07

BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.00	100.00	24,857	273,072	248,216	22,818	2,038
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	158,335	6,562,822	6,011,715	431,089	120,018
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,741	4,164	422	3,718	24
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,569	5,556	1,986	3,106	464
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	8	18	10	10	(2)
BANCOMER TRANSFER SERVICES, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	27,157	96,253	68,918	21,406	5,929
BANCOMERCIO SEGUROS, S.A. AGENCIA DE SEGUROS	SPAIN	SERVICES	—	100.00	100.00	80	190	109	80	1
BANKERS INVESTMENT SERVICES, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	642	687	45	635	7
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	479,329	495,599	—	472,589	23,010
BBV SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	17,087	50,106	34,183	20,933	(5,010)
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	—	70.00	1,331	6,510	2,765	3,142	603
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	17,618	19,604	1,980	16,714	910
BBVA AMERICA FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	51,450	51,406	52	(8)
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	6,001,741	5,931,665	69,410	666
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.41	76.06	46,556	4,121,890	3,640,552	444,730	36,608
BBVA BANCOMER ASSET MANAGEMENT INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	43,022	60,606	17,593	41,339	1,674
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	99.99	99.99	14,283	35,738	21,454	7,348	6,936
BBVA BANCOMER HOLDINGS CORPORATION	UNITED STATES	PORTFOLIO	—	100.00	100.00	6,164	6,164	—	4,732	1,432
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	15,012	900,064	886,403	2,868	10,793
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	739	768	30	700	38
BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	—	100.00	100.00	438,579	456,088	17,508	398,080	40,500
BBVA BANCOMER USA	UNITED STATES	BANKING	—	100.00	100.00	20,405	93,476	73,055	24,486	(4,065)
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.00	100.00	4,592,515	57,906,078	53,313,539	3,974,620	617,919
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	SERVICES	—	100.00	100.00	337	9,961	2,602	5,673	1,686
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,994,410	1,994,220	172	18
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	1,231,110	1,229,219	1,869	22
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	SECURITIES	100.00	—	100.00	118,447	111,878	156	109,901	1,821
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	265,031	5,888,449	5,382,801	446,501	59,147
BBVA COMERCIALIZADORA LTDA.	CHILE	SERVICES	—	100.00	100.00	63	95	32	143	(80)
BBVA CONSOLIDAR SALUD S.A.	ARGENTINA	INSURANCE	15.35	84.65	100.00	13,689	42,105	28,195	13,123	787
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCE	87.78	12.22	100.00	5,968	25,871	13,749	11,598	524
BBVA CORREDORA TECNICA DE SEGUROS BHIF LTDA.	CHILE	SERVICES	—	100.00	100.00	17,843	18,854	1,002	15,707	2,145
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	—	100.00	100.00	22,000	324,245	302,150	20,864	1,231
BBVA CORREDURIA TECNICA ASEGURADORA, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	297	23,513	9,510	10,526	3,477
BBVA CRECER AFP, S.A.	DOMINICAN REPUBLIC	FINANCIAL SERV.	35.00	25.00	60.00	1,825	7,800	2,445	5,343	12
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	2,186	9,091	6,082	2,832	177
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	—	100.00	30,879	33,203	—	33,916	(713)
BBVA FACTORING E.F.C., S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	126,447	5,198,189	4,970,702	205,470	22,017
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	—	99.99	99.99	8,098	10,674	2,416	7,510	748

			% of voting rights			Thousand of euros ( * )
			controlled by the Bank				Investee data
						Net carrying	Assets as of	Liabilities as of	Equity as of	Profit (loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	30.06.07	30.06.07	30.06.07

BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,324	27,060	13,564	13,200	296
BBVA FINANCE SPA.	ITALY	FINANCIAL SERV.	100.00	—	100.00	4,648	5,742	745	4,958	39
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	—	100.00	100.00	87,226	87,225	—	83,603	3,622
BBVA FINANZIA, S.P.A	ITALY	FINANCIAL SERV.	50.00	50.00	100.00	19,277	303,844	290,748	14,967	(1,871)
BBVA FUNDOS, S.G. DE FUNDOS DE PENSOES, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	3,104	783	1,738	583
BBVA GEST, S.G. DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	4,973	1,137	2,448	1,388
BBVA GESTION,SOCIEDAD ANONIMA, SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	250,246	161,310	42,659	46,277
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	1,587,189	1,583,339	3,748	102
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	36,513	66,749	14,134	47,049	5,566
BBVA INMOBILIARIA E INVERSIONES S.A.	CHILE	REAL EST. INSTR.	—	68.11	68.11	5,003	25,023	17,676	7,752	(405)
BBVA INSERVEX, S.A.	SPAIN	SERVICES	100,00	—	100.00	1,205	3,784	145	3,166	473
BBVA INSTITUIÇAO FINANCEI.CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	40,417	321,269	287,627	31,608	2,034
BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	2,769,952	2,209,046	22	1,644,018	565,006
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	1	1,013,300	1,009,801	3,420	79
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,531,106	1,531,008	71	27
BBVA INVESTMENTS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	6,842	9,603	2,758	5,254	1,591
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	—	100.00	180,381	3,672,813	3,380,928	284,900	6,985
BBVA LEASIMO — SOCIEDADE DE LOCACAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	11,576	64,456	54,573	9,427	456
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	1,518,342	57,976	1,379,235	81,131
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	99.99	—	99.99	22,598	389,590	352,644	28,960	7,986
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,366	330,778	2,501	325,493	2,784
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.98	0.02	100.00	3,907	48,933	4,518	40,142	4,273
BBVA PENSIONES CHILE, S.A.	CHILE	PENSIONS	32.23	67.77	100.00	281,182	370,004	3,295	345,465	21,244
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	—	100.00	12,922	68,350	35,477	25,938	6,935
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	474	4	472	(2)
BBVA PRIVANZA (JERSEY), LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	20,610	38,757	223	36,124	2,410
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	—	100.00	255,804	103,316	4	103,332	(20)
BBVA RE LIMITED	IRELAND	INSURANCE	—	100.00	100.00	656	47,669	36,203	10,146	1,320
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	20,976	645,315	558,298	81,980	5,037
BBVA RENTING, SPA	ITALY	SERVICES	—	100.00	100.00	8,921	72,508	64,563	10,282	(2,337)
BBVA RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	2,543	1,946	816	(219)
BBVA SECURITIES HOLDINGS (UK) LIMITED	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	—	6,149	6,272	49	(172)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	29,135	35,184	15,468	24,802	(5,086)
BBVA SECURITIES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,233	9,461	2,592	6,634	235
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	4,725	4,718	255	4,322	141
BBVA SEGUROS COLOMBIA , S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	9,305	33,231	21,225	11,903	103
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	13,242	122,515	91,164	29,905	1,446

			% of voting rights			Thousand of euros ( * )
			controlled by the Bank				Investee data
						Net carrying	Assets as of	Liabilities as of	Equity as of	Profit (loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	30.06.07	30.06.07	30.06.07
| | | | | | | | | |
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCE	—	100.00	100.00	27,786	212,849	185,063	24,987	2,799
BBVA SEGUROS INC.	PUERTO RICO	SERVICES	—	100.00	100.00	185	4,016	837	2,758	421
BBVA SEGUROS, S.A.	SPAIN	INSURANCE	94.30	5.64	99.94	414,520	11,955,903	11,120,084	724,000	111,819
BBVA SEGUROS, S.A. (REPUBLICA DOMINICANA)	DOMINICAN REPUBLIC	INSURANCE	—	59.99	59.99	1,923	6,193	2,944	1,517	1,732
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	20,761,994	20,761,609	341	44
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	—	2,545	3,762	1,184	(2,401)
BBVA SOCIEDAD LEASING HABITACIONAL BHIF	CHILE	FINANCIAL SERV.	—	97.48	97.48	9,358	32,530	22,957	9,184	389
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	130	4,168,231	4,167,964	200	67
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	53,110	608,809	357,358	238,980	12,471
BBVA TRADE, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,458	22,267	19,807	2,514	(54)
BBVA U.S.SENIOR S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	132	6,158,592	6,158,483	40	69
BBVA USA BANCSHARES OF DELAWARE, INC	UNITED STATES	PORTFOLIO	—	100.00	100.00	2,643,823	2,697,798	53,977	2,590,450	53,371
BBVA USA BANCSHARES, INC	UNITED STATES	PORTFOLIO	100.00	—	100.00	2,752,854	2,721,033	64,389	2,604,557	52,087
BBVA USA, INC.	UNITED STATES	SERVICES	—	100.00	100.00	6,977	9,145	1,403	11,570	(3,828)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES	—	100.00	100.00	3,628	4,027	387	3,080	560
BCL INTERNATIONAL FINANCE, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	—	137,912	137,886	26	—
BCL PARTICIPACIONES, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	1,388	1,387	—	1,565	(178)
BEX AMERICA FINANCE INCORPORATED	UNITED STATES	NO ACTIVITY	100.00	—	100.00	—	1	1	—	—
BEXCARTERA, SICAV S.A.	SPAIN	PORTFOLIO	—	80.78	80.78	9,352	13,526	72	13,454	—
BHIF ASESORIAS Y SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	—	98.60	98.60	13,703	14,181	287	12,863	1,031
BIBJ MANAGEMENT, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BIBJ NOMINEES, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	—	100.00	100.00	369,797	372,569	232	339,549	32,788
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	128,336	532	123,208	4,596
BILBAO VIZCAYA INVESTMENT ADVISORY COMPANY S.A.	LUXEMBOURG	FINANCIAL SERV.	100.00	—	100.00	77	26,700	4	26,446	250
BROOKLINE INVESTMENTS,S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	33,969	32,395	486	31,919	(10)
CANAL COMPANY, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	37	1,070	—	1,048	22
CANAL INTERNATIONAL HOLDING (NETHERLANDS) BV.	NETHERLANDS	NO ACTIVITY	—	100.00	100.00	494	74	12	65	(3)
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	—	100.00	60,541	108,853	44,089	63,500	1,264
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	44,826	59,475	14,647	26,088	18,740
CASA DE CAMBIO MULTIDIVISAS, S.A DE C.V.	MEXICO	NO ACTIVITY	—	100.00	100.00	189	188	—	187	1
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	NO ACTIVITY	—	100.00	100.00	108	185	2	183	—
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	11,386	11,569	182	11,243	144
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	4,754	246,328	108	197,077	49,143
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	53,164	55,274	232	54,791	251
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	232,977	173,294	2,130	171,206	(42)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	62,922	98,668	31,364	63,168	4,136
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	33,527	143,427	100,368	41,290	1,769

			% of voting rights			Thousand of euros ( * )
			controlled by the Bank				Investee data
						Net carrying	Assets as of	Liabilities as of	Equity as of	Profit (loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	30.06.07	30.06.07	30.06.07

CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCE	33.33	66.67	100.00	12,925	485,039	465,884	15,463	3,692
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	ARGENTINA	INSURANCE	34.04	65.96	100.00	23,916	78,431	41,082	31,680	5,669
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	308	2,444	2,135	289	20
CONSULTORES DE PENSIONES BBV, S.A.	SPAIN	PENSIONS	—	100.00	100.00	175	796	5	781	10
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA S.A.	PERU	SECURITIES	—	100.00	100.00	2,683	20,633	17,957	2,054	622
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	—	100.00	100.00	5,100	5,569	470	4,699	400
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	SERVICES	—	100.00	100.00	718	744	27	705	12
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	378	7,366	6,987	126	253
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	138,508	157,372	2,120	153,370	1,882
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	452,432	1,355,574	60,142	1,147,011	148,421
CORPORACION INDUSTRIAL Y DE SERVICIOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	1,251	5,653	838	4,746	69
DESARROLLADORA Y VENDEDORA DE CASAS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	35	36	—	36	—
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	30,535	57,677	15,544	42,151	(18)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,504	1,602	98	1,465	39
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100.00	100.00	11,175	11,175	—	11,005	170
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	10,421	19,161	8,950	13,227	(3,016)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	98.80	98.90	5,183	9,395	4,131	5,181	83
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	167	686	553	128	5
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,500	3,874	1,431	2,450	(7)
EMPRESA INSTANT CREDIT, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRAZIL	FINANCIAL SERV.	100.00	—	100.00	—	739	288	3,279	(2,828)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	31	—	31	—
EUROPEA DE TITULIZACION, S.A., SDAD.GEST.DE FDOS.DE TITUL.	SPAIN	FINANCIAL SERV.	82.97	—	82.97	1,506	7,766	3,185	3,096	1,485
EURORISK, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	60	105,631	104,138	1,459	34
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	10,000	9,997	(3)	9,995	5
FIDEICOMISO 29763-0 SOCIO LIQUIDADOR OP.FINAN.POSICION PRO	MEXICO	FINANCIAL SERV.	—	100.00	100.00	10,867	11,126	259	10,076	791
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	21,994	22,286	293	21,041	952
FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	SERVICES	—	100.00	100.00	3	3	—	3	—
FIDEICOMISO BANCO FRANCES	ARGENTINA	FINANCIAL SERV.	100.00	—	100.00	—	1,319	865	465	(11)
FIDEICOMISO CENTRO CORPORATIVO REGIONAL F/47433-8	MEXICO	SERVICES	—	100.00	100.00	23,312	47,941	24,629	21,446	1,866
FIDEICOMISO INVEX 228	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	22,614	22,612	2	—
FIDEICOMISO INVEX 367	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	38,998	38,998	—	—
FIDEICOMISO INVEX 393	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	35,649	35,649	—	—
FIDEICOMISO INVEX 411	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	23,280	23,279	1	—
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	SERVICES	100.00	—	100.00	51	45	—	45	—
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERV.	—	100.00	100.00	3,458	3,458	—	3,418	40
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	4,940	—	4,879	61

			% of voting rights			Thousand of euros ( * )
			controlled by the Bank				Investee data
						Net carrying	Assets as of	Liabilities as of	Equity as of	Profit (loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	30.06.07	30.06.07	30.06.07

FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	—	88.32	88.32	22,561	643,534	607,049	37,032	(547)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.00	100.00	56,204	5,460,752	5,289,584	160,470	10,698
FORO LOCAL, S.L.	SPAIN	SERVICES	—	100.00	100.00	4	7	2	5	—
FRANCES ADMINISTRADORA DE INVERSIONES, S.A. G.F.C.INVERS.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	5,471	8,779	3,309	4,326	1,144
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	2,078	2,583	505	1,426	652
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	INSURANCE	—	100.00	100.00	166	470	305	149	16
GENERAL DE PARTICIPACIONES EMPRESARIALES, S.L.	SPAIN	PORTFOLIO	65.68	34.32	100.00	1,215	2,138	—	2,116	22
GENTE BBVA, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	133	3,908	3,774	142	(8)
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSIONS	60.00	—	60.00	8,830	26,013	3,026	20,861	2,126
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	150	1,325	431	715	179
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	1,250	1,879	633	1,345	(99)
GRAN JORGE JUAN, S.A.	SPAIN	REAL STATE	100.00	—	100.00	10,115	414,617	404,498	10,119	—
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	—	90.00	90.00	—	326	126	230	(30)
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	4,407	4,407	—	4,330	77
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	48.96	51.00	99.96	6,115,657	5,996,801	1,613	5,176,112	819,076
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL EST. INSTR.	—	100.00	100.00	112	130	17	169	(56)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	236,832	814,147	577,314	156,822	80,011
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	—	50.00	123,019	377,049	17	311,187	65,845
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	3,618	4,241	—	4,178	63
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	6,185	6,509	310	6,760	(561)
HYDROX HOLDINGS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	SPAIN	FINANCIAL SERV.	—	84.00	84.00	7,290	9,417	201	9,117	99
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	615	26,589	15,343	11,058	188
INENSUR BRUNETE, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	23,745	126,718	129,694	(2,951)	(25)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	—
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SPAIN	SERVICES	—	100.00	100.00	1,098	2,530	1,539	1,735	(744)
INMOBILIARIA ASUDI, S.A.	SPAIN	REAL EST. INSTR.	—	100.00	100.00	2,886	3,053	42	2,955	56
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL EST. INSTR.	—	100.00	100.00	3,566	3,587	18	3,515	54
INMUEBLES Y RECUPERACIONES CONTINENTAL, S.A.	PERU	REAL EST. INSTR.	—	100.00	100.00	12,618	13,651	1,032	10,712	1,907
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	474	499	4	489	6
INVERSIONES ALDAMA, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	PORTFOLIO	48.01	—	48.01	11,390	28,272	1,035	25,154	2,083
INVERSIONES BAPROBA, C.A.	VENEZUELA	SERVICES	100.00	—	100.00	1,307	717	44	618	55
INVERSIONES MOBILIARIAS, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	660	706	—	693	13
INVERSIONES P.H.R.4, C.A.	VENEZUELA	NO ACTIVITY	—	60.46	60.46	—	52	—	52	—
INVERSIONES T, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	—	99.96	99.96	4,006	49,607	3,249	43,868	2,490

			% of voting rights			Thousand of euros ( * )
			controlled by the Bank				Investee data
						Net carrying	Assets as of	Liabilities as of	Equity as of	Profit (loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	30.06.07	30.06.07	30.06.07

INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	99.99	99.99	11,656	16,070	368	15,809	(107)
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	96.88	96.88	31	12,601	23,806	(11,177)	(28)
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	—	85.00	85.00	255	959	596	354	9
MAGGIORE FLEET, S.P.A.	ITALY	SERVICES	—	100.00	100.00	67,412	134,156	98,560	34,359	1,237
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2,869	7,538	5,311	2,329	(102)
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NO ACTIVITY	—	100.00	100.00	771	2,653	1,882	727	44
MERCURY TRUST LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	3,966	4,076	111	3,942	23
MILANO GESTIONI, SRL.	ITALY	REAL EST. INSTR.	—	100.00	100.00	46	4,205	3,816	371	18
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	—	55.90	55.90	9,724	25,994	8,932	17,068	(6)
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	8,305	20,583	12,421	8,475	(313)
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	19,990	55,411	35,592	19,822	(3)
MONTEALIAGA,S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	21,154	90,831	74,495	14,038	2,298
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	8,121	14,235	4,991	8,345	899
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	70	179	109	71	(1)
OCCIVAL, S.A.	SPAIN	NO ACTIVITY	100.00	—	100.00	8,211	9,342	8	9,163	171
OPCION VOLCAN, S.A.	MEXICO	REAL EST. INSTR.	—	100.00	100.00	58,386	65,242	6,858	57,088	1,296
PARTICIPACIONES ARENAL, S.L.	SPAIN	NO ACTIVITY	—	100.00	100.00	6,361	7,589	1,224	6,271	94
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	—	100.00	100.00	93,177	1,335,455	1,242,274	86,050	7,131
PERI 5.1 SOCIEDAD LIMITADA	SPAIN	REAL ESTATE	—	54.99	54.99	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2,023	2,323	298	1,780	245
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	466	469	11	491	(33)
PREVENTIS, S.A.	MEXICO	INSURANCE	—	75.01	75.01	3,502	11,121	6,453	4,537	131
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	1,522	2,104	27	2,045	32
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	144	0	146	(2)
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.50	58.50	318	1,614	1,067	543	4
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	—	100.00	100.00	51,575	51,629	—	47,072	4,557
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERV.	—	90.00	90.00	5,814	12,335	5,337	5,319	1,679
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	—	100.00	100.00	2,201	2,473	313	1,812	348
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	—	100.00	100.00	312	1,802	1,472	297	33
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	FINANCIAL SERV.	—	96.87	96.87	4,593	2,604	1,258	1,331	15
PROXIMA ALFA INVESTMENTS, SGIIC S.A.	SPAIN	FINANCIAL SERV.	51.00	—	51.00	5,100	15,289	4,840	10,866	(417)
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	2,098	3,414	255	3,158	1
PROYECTO MUNDO AGUILON, S.L	SPAIN	REAL STATE	—	100.00	100.00	9,317	38,406	10,045	22,612	5,749
PROYECTOS EMPRESARIALES CAPITAL RIESGO I,S.C.R.SIMP., S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	11,700	11,691	158	11,670	(137)
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. DE	SPAIN	PORTFOLIO	—	100.00	100.00	3,148	5,324	1,872	3,485	(33)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	11,604	15,780	4,707	9,811	1,262

			% of voting rights			Thousands of euros(*)
			controlled by the Bank				Investee data
						Net carrying	Assets as of	Liabilities as of	Equity as of	Profit (loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	30.06.07	30.06.07	30.06.07

RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	231	7,681	7,451	218	12
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOTECARIO, S.A.	SPAIN	FINANCIAL SERV.	77.20	—	77.20	138	217	67	150	—
SCALDIS FINANCE, S.A.	BELGIUM	PORTFOLIO	—	100.00	100.00	3,416	3,627	134	3,490	3
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	24.99	75.01	100.00	249,102	1,092,658	961,700	87,784	43,174
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCE	—	100.00	100.00	9,400	20,996	11,569	5,719	3,708
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	214	8,876	8,662	128	86
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	69	3,539	3,505	96	(62)
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,952	7,018	5,064	1,725	229
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	99.99	0.01	100.00	60	4,572	4,472	100	—
SNB-WP, LP	UNITED STATES	FINANCIAL SERV.	—	51.00	51.00	810	5,921	4,332	1,703	(114)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC.,S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	114,518	190,607	1,226	187,950	1,431
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	74	91	34	80	(23)
SOUTHEAST TEXAS INSURANCE SERVICES HOLDINGS, L.L.C.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
SOUTHEAST TEXAS INSURANCE SERVICES, L.P.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	408	506	98	353	55
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	686	1,108	422	676	10
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	22,802	55,149	32,329	23,270	(450)
STATE NATIONAL BANK (SNB)	UNITED STATES	BANKING	—	100.00	100.00	379,842	1,406,690	1,026,847	370,367	9,476
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	355	11,701	11,345	341	15
STATE NATIONAL PROPERTIES LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	17	17	—	18	(1)
STATE NATIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	512	17,053	16,540	490	23
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	230	7,656	7,426	220	10
STURGES, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	60	67	—	66	1
TEXAS INTERNATIONAL INSURANCE GROUP, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	377	383	7	365	11
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,149	38,282	37,133	1,101	48
TEXAS STATE BANK	UNITED STATES	BANKING	—	100.00	100.00	1,635,470	6,378,687	4,743,213	1,600,835	34,639
THE LAREDO NATIONAL BANK	UNITED STATES	BANKING	—	100.00	100.00	662,816	3,362,262	2,699,199	648,897	14,166
TRANSITORY CO	PANAMA	REAL EST. INSTR.	—	100.00	100.00	208	3,598	3,391	211	(4)
TSB PROPERTIES, INC.	UNITED STATES	REAL EST. INSTR.	—	100.00	100.00	(1,462)	785	2,247	(1,462)	—
TSB SECURITIES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	302	323	21	310	(8)
TWOENC, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	(375)	248	623	(271)	(104)
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	(13)	10	23	(13)	—
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	90.00	90.00	726	1,413	608	738	67
UNISEAR INMOBILIARIA, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	15,626	19,117	593	17,942	582
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,410	2,513	22	2,463	28
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	6,984	6,985	(1)	—
UNIVERSALIDAD — BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	16,990	20,789	(2,799)	(1,000)
UNO-E BANK, S.A.	SPAIN	BANKING	67.35	32.65	100.00	174,751	1,516,500	1,370,558	136,211	9,731
UNO-E BRASIL BANCO DE INVESTIMENTOS, S.A.	BRAZIL	BANKING	100.00	—	100.00	16,166	34,441	4,263	29,379	799
URBANIZADORA SANT LLORENC, S.A.	SPAIN	REAL ESTATE	60.60	—	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	UNITED STATES	FINANCIAL SERV.	100.00	—	100.00	1,200	2,023	330	1,305	388
VALLEY MORTGAGE COMPANY, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	10,046	16,665	6,620	9,469	576
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	561	564	2	425	137

APPENDIX II
ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES PROPORTIONATELY
CONSOLIDATED IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of voting rights			Thousands of Euros ( * )
			controlled by the Bank				Investee data
						Net				Profit
						carrying	Assets	Liabilities	Equity	(loss)
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.07	30.06.07	30.06.07	30.06.07

DARBY-BBVA LATIN AMERICAN INVESTORS, LTD	CAYMAN ISLANDS	FINANCIAL SERV.	50.00	—	50.00	40	3,094	1,855	1,025	214
ECASA, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	1,479	1,982	503	(312)	1,791
FORUM DISTRIBUIDORA, S,A,	CHILE	FINANCIAL SERV.	—	51.04	51.04	5,554	30,485	23,906	5,338	1,241
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	—	51.00	51.00	41,835	388,716	334,405	44,457	9,854
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	—	50.00	50.00	3,550	34,288	27,187	6,463	638

Information on foreign companies rate on 30-06-07.

(*) Unaudited data.

APPENDIX III
ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR
USING THE EQUITY METHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
(Includes the most significant companies which, taken as a whole, represent 98% of the total investment in this respect)

			% of voting rights			Thousands of euros
			controlled by the Bank				Investee data
						Net
						Carrying				Profit
Company	Location	Activity	Direct	Indirect	Total	amount	Assets	Liabilities	Equity	(loss)

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	2,941	21,889	15,215	5,781	893
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	6,863	21,991	5,530	16,101	359
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	FINANCIAL SERV.	45.00	—	45.00	45,811	33,439	184	32,656	599
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	FINANCIAL SERV.	45.00	—	45.00	46,115	33,441	184	32,656	601
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	BANKING	14.53	—	14.53	470,081	9,974	7,998	1,860	116
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	SERVICES	21.82	—	21.82	10,701	59,982	11,733	47,119	1,129
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	3,282	7,983	1,832	8,913	(2,762)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	PORTFOLIO	—	50.00	50.00	593,138	1,533,561	375,735	630,641	527,185 (1)
FERROMOVIL 3000, S.L.	SPAIN	SERVICES	—	20.00	20.00	6,361	348,157	318,179	31,806	(1,828)
FERROMOVIL 9000, S.L.	SPAIN	SERVICES	—	20.00	20.00	4,155	280,371	261,599	20,773	(2,001)
FIDEICOMISO 70191-2 PUEBLA	MEXICO	REAL ESTATE	—	25.00	25.00	11,236	49,890	2,417	48,205	(732)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	—	44.39	44.39	7,668	21,241	11,904	9,161	177 (1)
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	PORTUGAL	REAL ESTATE	—	49.97	49.97	2,618	5,647	411	5,317	(81)
IMOBILIARIA DUQUE DE AVILA, S.A.	PORTUGAL	REAL ESTATE	—	50.00	50.00	4,920	26,138	16,504	9,848	(214)
INMUEBLES MADARIAGA PROMOCIONES, S.L.	SPAIN	REAL ESTATE	50.00	—	50.00	7,223	7,196	884	6,327	(15)
JARDINES DEL RUBIN, S.A.	SPAIN	REAL ESTATE	—	50.00	50.00	2,983	44,451	38,551	4,103	1,797
LA ESMERALDA DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	25.00	25.00	4,983	56,571	36,571	20,000	—
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.00	30.00	4,538	51,784	30,946	18,038	2,800
PART. SERVIRED, SDAD. CIVIL	SPAIN	SERVICES	20.50	0.93	21.43	10,588	52,992	3,598	49,371	23
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	—	40.00	40.00	3,337	66,702	58,491	7,397	815
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	45.98	45.98	4,774	20,613	10,216	9,931	466
TELEFONICA FACTORING, E.F.C., S.A.	SPAIN	FINANCIAL SERV.	30.00	—	30.00	3,259	115,918	106,503	6,905	2,510
TELEPEAJE ELECTRONICO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	11,090	95,577	74,356	26,708	(5,487)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	—	24.26	24.26	75,893	634,707	339,202	235,098	60,407 (1)
VITAMEDICA S.A DE C.V.	MEXICO	INSURANCE	—	50.99	50.99	3,072	9,244	3,307	5,760	177

OTHER COMPANIES						75,653

					TOTAL	1,423,283	3,609,459	1,732,051	1,290,475	586,934

Data relating to the lastest financial statements (generally for 2006) approved at the date of preparation of these notes to the consolidated financial statements. For the companies abroad the exchange rates ruling at the reference date are applied.

(1)	Consolidated data.

APPENDIX IV
NOTIFICATION OF ACQUISITION OF INVESTEES

		% of ownership
		Net % acquired	Percentage	Date of notification
Company	Activity	(sold) in the period	at period-end	to investee

Acquisitions made until December 31, 2006

BBVA CARTERA DE INVERSIONES SICAV, S.A.	PORTFOLIO	17.40	92.25	January 9, 2007
HESTENAR, S.L.	REAL STATE	3.34	43.34	January 18, 2007
INENSUR BRUNETE, S.L.	REAL STATE	50.00	100.00	October 20, 2006
TECNICAS REUNIDAS, S.A.	SERVICES	(15.23)	10.16	June 26, 2006
UNO-E BANK, S.A.	BANKING	33.00	100.00	August 10, 2006

Acquisitions made until June 30, 2007

FORO LOCAL, S.L.	SERVICES	39.87	100.00	July 13, 2007
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	PORTFOLIO	50.00	100.00	June 13, 2007

APPENDIX V
SUBSIDIARIES FULLY CONSOLIDATED AS OF JUNE 30, 2007 WITH
MORE THAN 5% OWNED BY NON-GROUP SHAREHOLDERS

		% of voting rights
		controlled by the Bank
Company	Activity	Direct	Indirect	Other	Total

ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERV.	51.00	—	—	51.00
ALTURA MARKETS, A.V., S.A.	SECURITIES	50.00	—	—	50.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	60.95	6.92	—	67.87
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.85	53.75	—	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES	70.00	—	—	70.00
BBVA CRECER AFP, S.A.	FINANCIAL SERV.	35.00	25.00	—	60.00
BBVA INMOBILIARIA E INVERSIONES S.A.	REAL STATE	—	68.11	—	68.11
BBVA SEGUROS, S.A. (República Dominicana)	INSURANCE	—	59.99	—	59.99
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL STATE	—	72.50	—	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL STATE	—	70.00	—	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	—	51.00	—	51.00
FINANZIA AUTORENTING, S.A.	SERVICES	—	88.32	—	88.32
GESTION DE PREVISION Y PENSIONES, S.A.	PENSIONS	60.00	—	—	60.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	—	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERV.	—	84.00	—	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.01	—	—	48.01
JARDINES DE SARRIENA, S.L.	REAL STATE	—	85.00	—	85.00
MIRADOR DE LA CARRASCOSA, S.L.	REAL STATE	—	55.90	—	55.90
PERI 5.1 SOCIEDAD LIMITADA	REAL STATE	—	54.99	—	54.99
PREVENTIS, S.A.	INSURANCE	—	75.01	—	75.01
PRO-SALUD, C.A.	SERVICES	—	58.86	—	58.86
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL STATE	—	58.50	—	58.50
PROVINCIAL DE VALORES CASA DE BOLSA	FINANCIAL SERV.	—	90.00	—	90.00
PROXIMA ALFA INVESTMENTS, SGIIC S.A.	FINANCIAL SERV.	51.00	—	—	51.00
SNB-WP, LP	FINANCIAL SERV.	—	51.00	—	51.00
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	FINANCIAL SERV.	—	90.00	—	90.00

EXHIBIT I: U.S. GAAP RECONCILIATION
DIFFERENCES BETWEEN THE EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.
As described in Note 1 of the unaudited interim condensed consolidated financial statements as of June 30, 2007, the accompanying unaudited interim consolidated financial statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain Circulars and were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).
Following is a summary of the main differences between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. generally accepted accounting principles:

•	Net income and Stockholders’ Equity reconciliation to U.S. GAAP	A

•	Additional information required by U.S. GAAP	B
The preparation of the mentioned unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.
IFRS 1 First-time adoption provides with a number of exemptions and exceptions from full retrospective application. Net income, stockholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.

1

A) NET INCOME AND STOCKHOLDERS’ EQUITY RECONCILIATION BETWEEN THE EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.
Accounting practices used by the Bank in preparing the condensed consolidated financial statements conform to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of stockholders’ equity as of June 30, 2007, December 31, 2006 and as of June 30, 2006 and net income for the first half of the year 2007 and 2006 to U.S. GAAP is set forth below.
The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying unaudited consolidated financial statements:

		Increase (Decrease)
		Six months ended June 30,
	Item #	2007	2006
		(unaudited)
		(Millions of Euros, except per share data)
NET INCOME
Profit for the year under IFRS (*)		3,524	3,469
Income attributed to the minority interest under IFRS (**)		(150)	(133)
Income attributed to the Group under IFRS (*)		3,374	3,336
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(11)	(20)
Valuation of assets	2	55	(28)
Valuation of financial instruments	3	—	75
Accounting of goodwill	4	(91)	(182)
Impact of SFAS 133	6	30	22
Loans adjustments	7	(480)	275
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	8	127	(172)

Net income in accordance with U.S. GAAP		3,004	3,306
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		(248)	707

Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		(62)	(1,123)
Reclassification adjustment, net of tax
Derivative instruments and hedging activities		24	17
Comprehensive income (losses) in accordance with U.S. GAAP		2,718	2,907
Net income per share (Euros)		0.846	0.975

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(**)	Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.

2

		Increase (Decrease)
		As of June 30,	As of December	As of June 30,
	Item #	2007	31, 2006	2006
		(unaudited)		(unaudited)
		(Millions of Euros)
STOCKHOLDERS’ EQUITY
Total Stockholders’ equity under IFRS (*)		23,705	22,318	17,528
Minority interests under IFRS (**)		(797)	(768)	(766)
Total stockholders’ equity without minority interest under IFRS (*)		22,908	21,550	16,762
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,508	5,537	5,539
Valuation of assets	2	(97)	(152)	(178)
Valuation of financial instruments	3	105	110	116
Accounting of goodwill	4	2,699	2,842	2,985
Translation of financial statements in high-inflation countries	5	(242)	(239)	(236)
Impact of SFAS 133	6	184	116	163
Loans adjustments	7	1,635	2,115	1,945
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	8	(1,323)	(1,418)	(1,561)

Stockholders’ equity in accordance with U.S. GAAP		31,377	30,461	25,535

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(**)	Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.
The differences included in the tables above are explained in the following items:
1. Business Combination with Argentaria-
Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the requirements of APB 16 for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,316 million and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

(millions of euros)
Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454

(i) Reversal of the net effect of the restatement of fixed assets and equity securities	(129)
(ii) Reduction for employees and third party loans issued to purchase shares of capital stock	(123)
(iii) Goodwill amortization adjustments	101
(iv) Up-front premium reversal	108
(v) Valuation of investment securities	1,926

3

(millions of euros)
(vi) Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87)
(vii) Tax effect of above mentioned adjustments	(608)
(viii) Other adjustments	35

Subtotal	1,223

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,677
     i. Revaluation of property and equity securities
     Certain of the Spanish and foreign consolidated companies had stepped up (increased) the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant local legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose shareholders’ meetings adopted merger resolutions in 1991, were stepped up. Under U.S. GAAP these step ups are not permitted to be reflected in the financial statements.
     ii. - Employee and other third party loans
     Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the consolidated financial statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of stockholders’ equity because the only recourse for collection is the shares themselves.
     iii. - Goodwill
     Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by SFAS 142, goodwill is no longer amortized.
     Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by SFAS 142, goodwill is no longer amortized.
     iv. - Up-front premium reversal
     In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction under SFAS 80 and that upon adoption of SFAS 133 the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.
     v. - Valuation of investment securities
     Under SFAS 115, available-for-sale securities must be recorded at market value in stockholders’ equity.
     vi. - Investments in affiliated Companies
     Under Spanish GAAP, investments in non-consolidated listed affiliated companies owned over 3% and in non-consolidated unlisted affiliated companies owned over 20% were recorded by the equity method. Under U.S. GAAP investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% by the global integration method. Listed investments of less than 20% are accounted for at market value.

4

The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

Millions of
2000	euros
Net Lending	611
Investment Securities-Held to Maturity	306
Premises and Equipment	129
Other assets and liabilities	(113)
Long Term Debt	(173)
Tax Effect	(220)
Goodwill	5,776

6,316

     For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was € 11 million (net of tax) and €20 million (net of tax) for the six months ended June 30, 2007 and 2006, respectively.
     Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to SFAS 142 and it has been assigned to different Reporting Units and tested for impairment as described in Note 2.2.m. As of June 30, 2007 goodwill was €5,333 million.
     The adjustment to stockholders’ equity, that reflects both effects, was €5,508 million, €5,537 million and 5,539 million as of June 30, 2007, as of December 31, 2006 and as of June 30, 2006, respectively.
2. Valuation of assets-
     This adjustment basically relates to the following:
•	Revaluation of property
     As described in Note 33.3, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.
     Fixed asset depreciation is computed on the restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.
     Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.
     The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€3 million, €8 million and €4 million as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€67 million and €5 million for the six months ended June 30, 2007 and 2006, respectively). The adjustment to stockholders’ equity reflects the reversal of the unamortized revaluation surplus (€216 million, €287 million and €293 million as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively).
•	Valuation of property
     In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain property and equipment items were revaluated and, therefore, this value was considered as deemed cost at January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.
     Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.

5

     As a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the income statement the additional depreciation on the revalued property and equipment (€2 million and €38 million for the six months ended June 30, 2007 and 2006, respectively) and for the six months ended June 30,2006 the additional income related to property and equipment with lower book value under U.S. GAAP which had been sold amounted to €5 million. The adjustment to stockholders’ equity reflects the reversal of the adjustments to the attributed cost (€111 million, €112 million and €114 million as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively).
3. Valuation of financial instruments-
     Group’s criteria of accounting for such securities are described in Note 2.2.b. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004).
     This adjustment mainly refers to following:
Debt securities
     Debt securities included in available-for-sale portfolio were recognized at fair value of the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (January 1, 2004) through stockholders’ equity.
     Under U.S. GAAP, in fiscal years ended prior to January 1, 2004, some unrealized losses regarding certain debt securities were recorded as ‘other-than- temporary’ impairments.
     As a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect to stockholders’ equity the reversal of the adjustments to the fair value (increase €54 million, increase €61 million and increase €69 million as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively). The adjustment in the income statement reflects the additional income related to debt securities (€3 million for the six months ended June 30, 2006).
Equity securities
     Equity securities included in available-for-sale portfolio were recognized at fair value of the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (January 1, 2004) through stockholders’ equity.
     Under U.S. GAAP, in fiscal years ended prior to January 1, 2004, some unrealized losses regarding certain equity securities were recorded as “other-than-temporary” impairments.
     As of June 30, 2007 there is no effect in the reconciliation to U.S. GAAP. For the six months ended June 30, 2006, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the income statement the additional income related to the equity securities that have been sold (€52 million)
4. Accounting of goodwill-
     The breakdown of this adjustment is as follows:

6

	Millions of euros
	Stockholders’ equity			Net Income
					For the six
				For the six	months
		As of December		months ended	ended June
	As of June 30,	31,	As of June 30,	June 30,	30,
	2007	2006	2006	2007	2006
Goodwill charged to reserves in 1998 and 1999	65	65	65	—	—
Different period of amortization of goodwill reversed	99	99	99	—	—
Amortization under Spanish GAAP not reversed under U.S. GAAP	(154)	(154)	(154)	—	—
Reversal of amortization	970	970	970	—	—
Reversal of Step Acquisition	2,889	2,930	2,852	—	—
Step Acquisition of BBVA Bancomer	(1,197)	(1,105)	(870)	(82)	(186)
Others	28	37	23	(9)	4

Adjustment 4 in reconciliation to U.S. GAAP	2,699	2,842	2,985	(91)	(182)

     The main reasons that generate a difference in the reconciliation to U.S. GAAP in goodwill are the following:
Goodwill charged to reserves in 1998 and 1999
     Goodwill that arose in 1998 and 1999 as a result of mergers and acquisitions through share exchanges was amortized in full with a charge to reserves, which was not acceptable under U.S. GAAP. Under U.S. GAAP the goodwill was amortized until 2001 over a period of ten years except for the goodwill arising in 2000 in the merger of Banca Catalana, S.A., Banco de Comercio, S.A., Banco de Negocios Argentaria, S.A. and Banco de Alicante, S.A. where the economic life was five years. Since 2001, as required by SFAS 142, goodwill is no longer amortized.
Impairment
     A discounted cash flow model was selected as the main method to determine the fair value of our Reporting Units; although other methodologies such as using quoted market values and market multiples were also used. Cash flow estimates require judgment and the Bank believes that the assumptions used in determining the cash flows are consistent with assumptions marketplace participants would use in their estimates of their fair value.
     The principal BBVA Group’s goodwill assigned to each Reporting Unit as of June 30, 2007 and 2006 for annual impairment test purposes are the following:

	Millions of Euros
	Six months ended June 30,
	2007	2006
Spain and Portugal	4,353	4,255
Mexico	2,987	3,004
Global Business	1,411	1,409
United States and Puerto Rico	1,933	527
Pensions in south America	267	273
Colombia	228	216
Chile	106	128
     Expected cash flows have been calculated using the “maximum payable dividend” for each period, considering net income and excess of minimum capital required. For financial statements and macroeconomics scenarios, a five year horizon was used to determine fair value. The risk free rate, the market risk premium and the country risk premium (when applicable) were considered to determine the discount rate used for each Reporting Unit.

7

     As of June 30, 2007 and 2006, the Group has performed the required impairment tests of goodwill. As a result of Step 1 procedures of the above mentioned impairment test, the carrying amount of the Reporting Unit did not exceed its fair value.
Reversal of step acquisition
     Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was recorded on the transactions performed after control was obtained were charged to “Minority Interests” and the surplus amount were charged to stockholders’ equity.
     Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, as a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of stockholders’ equity.
Step Acquisition of BBVA Bancomer
     As explained in Note 3 on March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of June 30, 2007, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.
     BBVA Bancomer, S.A. de C.V. was consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.
     Since March 20, 2004 the BBVA Group’s income statement reflected a decrease in Minority Interest caption related to the business combination described above while the rest of the income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of minority interest.
     The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.
     The business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired.
     Under U.S. GAAP once the process of allocating the purchase price to all assets and liabilities of the company acquired, the goodwill was €1,060.2 million. The entire amount of goodwill was allocated to the Mexico reporting unit in the “Mexico and the United States” segment. The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Millions of
Euros
Net worth acquired	1,207
Investment securities	(32)
Net loans and leases	621
Premises and equipment	(28)
Intangible assets	970
Other Assets	190
Time Deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S. GAAP	2,264

8

     The identified intangible assets are related to “core deposits”, which were calculated according to the purchase method and are amortized over a period of 40 months. Additionally, the allocated amount of net loans and leases are amortized over a weighted-average period of 3 years. Under U.S. GAAP, the adjustment (net of tax) in the income statement was €82 million, and €186 million for the six months ended June 30, 2007 and 2006, respectively, mainly related to the additional amortization expenses of assets and liabilities subject to amortization. The reflect in the stockholders’ equity was a decrease of €1,197 million, €1,105 million and €870 million as of June 30, 2007, December 30, 2006 and June 30 2006, respectively.
     The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.
     Since Bancomer was consolidated by Group BBVA since July 1, 2000, there are no purchased research and development assets that were acquired and written off.
5. Translation of financial statements in high-inflation countries-
     As indicated in Note 2.2.g, after the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies. Accordingly, as of June 30, 2007 and December 31 2006 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct the effect of inflation.
     In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.
     However, in prior years, under U.S. GAAP, the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are highly inflationary countries.
     The adjustment reflects the reversal of the charges to stockholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (€242 million, €239 million and €236 million as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively).
6. Impact of SFAS 133
     As of June 30, 2007, the main differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholder’s equity in the reconciliation to U.S. GAAP were as follows:
Fair value option
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for designation of any financial asset or financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.
     FAS 115 allows designation of financial asset or financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.
     As of June 30, 2007 and 2006 and December 31, 2006, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss which did not meet the conditions to be designated as financial asset or financial liability held for trading under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €20 million and €38 for the six months ended June 30, 2007 and 2006, respectively)

9

and stockholder’s equity (an increase of €50 million as of June 30, 2007,a decrease of €17 million as of December 31, 2006 and a decrease of €25 million as of June 30, 2006) in the reconciliation to U.S. GAAP.
Retrospective application
     Before January 1, 2004, in accordance with Spanish GAAP certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.
     As of January 1, 2004, the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, these transactions continued to be designated as hedges, since they met all the requirements for hedge accounting.
     As of December 31, 2004, in accordance with U.S. GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.
     As a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the net income (an increase of €6 million and a decrease of €8 million for the six months ended June 30, 2007 and 2006, respectively) and in stockholders’ equity (an increase of €123 million, 128 million, and €138 million as of June 30, 2007, December 31, 2006, and June 30, 2006, respectively) the speculative nature of these transactions under U.S. GAAP.
Methods used to assess hedge effectiveness
     Even though the methodology to assess the hedge effectiveness is the same under both GAAP’s, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and not under U.S. GAAP.
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.
     As a consequence, there is an adjustment in order to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €5 million for the six months ended June 30, 2007) and stockholder’s equity (an increase of €11 million and €5 million as of June 30, 2007 and December 31, 2006, respectively) in the reconciliation to U.S. GAAP.
     The fair value of derivatives that afforded hedge accounting treatment but did not qualify as hedges under U.S. GAAP as of June 30, 2007, December 31, 2006 and June 30, 2006 amounted negative to €46 million, €47 million and €50 million, respectively.
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of June 30, 2007, December 31, 2006 and June 30, 2006 amounted negative to €1,575 million, €269 million and positive to €284 million, respectively.
7. Loans adjustments
     As we described in Note 2.2.b.4 to the interim condensed consolidated financial statements as of June 30, 2007, a loan is considered to be an impaired loan — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.
     As a general rule, the carrying amount of an impaired loan is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously

10

recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced.
     The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.
     The possible impairment losses on these assets are determined as follows:
•	Individually, for all significant loans and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e. by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	Collectively, in all other cases.
     The provisions for the losses that are inherent in a group of loans are recognized taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. These provisions that have not been allocated to individual loans are calculated by using statistical procedures.
     Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, we calculate the allowance for incurred losses not yet assigned to specific loans in a portfolio using statistical procedures parameters established by the Bank of Spain. The methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses, is defined in Annex IX of the Circular 4/2004 of Bank of Spain as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”. The Bank of Spain has explicitly stated that all the guidance in the Bank of Spain’s Circular 4/2004 complies with IFRS.
     The Bank of Spain’s Circular 4/2004 requires us and all Spanish financial institutions to use specific credit risk segmentation of our loans portfolios and of “peer group” statistical percentages in determining the incurred losses not yet assigned to specific loans until the time in which our internal risk models have been reviewed and approved by the Bank of Spain.
     According to the Bank of Spain’s Circular 4/2004 the Bank of Spain, based on its experience of and information on the Spanish banking sector, has determined the method and amount of the parameters entities must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard. The Bank of Spain shall, by means of the appropriate amendment to the Bank of Spain’s Circular 4/2004 periodically update the parameters used in the method to reflect changes in the data for the sector.
     However, BBVA Group, in recognizing incurred losses not yet assigned to specific loans in debt instruments at amortized cost, has developed internal risk models that take into account our historical experience of impairment adjusted as appropriate for other objective observable data known at the time that each assessment is made.
     We have developed our internal risk model, based on historical information available for each country and type of risk (based on homogenous portfolios), adjusted for objective observable data that corroborates that the use of historical information does not represent the best available information.
     Our models use the “expected loss” concept to quantify the cost of our credit risk in order to be able to incorporate it in the calculation of the risk adjusted return of our operations. Additionally, the parameters necessary to calculate it are used to calculate the economic capital and in the future, the calculation of the regulatory capital under the internal models of Basel II.
     “Expected loss” of a given transaction represents the expected cost, measured as an average within a full economic cycle, of the credit risk of such transaction, considering the profile of the counterparty and the guarantees securing such transaction. The quantification of this expected loss would result out of three factors: “exposure”, “probability of default” and “loss given default”.
•	Exposure (EAD) is the amount of the risk assumed by default of the counterparty.

•	Probability of Default (DP) is the probability that the counterpart defaults on its principal and/or interest payments. We also allocate the probability of default by using BBVA’s historical databases to ascertain

11

how this probability varies in terms of the scores allocated by our tools and of other potentially relevant factors (e.g. the seasoning of the transaction). The default probability is linked to the rating/scoring of each customer/transaction. The measurement of DP uses a temporary ceiling of 1 year, meaning that it quantifies that the counterparty defaults within the following year. Default is defined as those amounts not paid within 90 days or more, as well as those outstanding amounts where there is doubt about the solvency of the counterparty (judgmental defaults).

•	Loss given default (LGD) is the percentage of risk exposure that is not expected to be recovered in the event of default and constitutes one of the key factors in quantitative risk assessment. The method that we mainly use for the calculation of LGD is the “Workout LGD”. This method is based on discounting the cash flows of the defaulted exposure that have been collected at different times of the recovery process. In the case of portfolios with low default rates, which do not have enough data to obtain a reliable estimate by means of the Workout LGD method, other methods are used, such as external sources for obtaining market references on LGD rates suited to the internal portfolio.
     The calculation of the incurred loss considers, additionally, the adjustment to the full economic cycle of the factors mentioned above, especially the DP and LGD.
     As previously mentioned, the Bank of Spain’s Circular 4/2004 explicitly requires that the internal valuation allowance methodology described above shall be approved by the Bank of Spain prior to being used for financial statements purposes. Currently, the Bank of Spain has not yet verified such internal models. The Bank of Spain regulation requires that until such time that our internal models are approved, the models developed by the Bank of Spain must be used.
     For U.S. GAAP purposes, we used our internal risk models developed by dividing the loan portfolio into different segments; each segment contains loans with similar characteristics, such as risk classification, economic environment (i.e. country), type of loan (e.g. mortgage loans or credit card loans), collateral type, and counterparty type (e.g. consumer, commercial or sovereign). We have developed our internal models by considering our own historical experience, appropriately adjusted for observable data information available over the economic environments where we operate.
     In our opinion, the use of “peer group” statistical assumptions, as required by the Bank of Spain for our consolidated financial statements would not be appropriate under U.S. GAAP. Even when the amount falls within an acceptable range of estimated losses, we believe that amount does not correspond with the best estimate of loan losses.
     For that reason, for U.S. GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses and therefore the loan allowances not allocated to specific loans, as determined by the Bank of Spain’ guidance, result in a higher amount than those determined following the guidance described for U.S. GAAP.
     As a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the net income the reversal of the provision recorded in each year (a decrease of €480 million and an increase of €275 million for the six months ended June 30, 2007 and 2006, respectively) and in stockholders’ equity the excess of the accumulated allowance for loans losses (an increase of €1,635 million , €2,115 million and €1,945 million as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively).
8. Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109- and FASB Interpretation No. 48.
     The previous adjustments to net income and stockholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, the acquisition of BBVA Bancomer, S.A. de C.V. described in Item 5 and loans adjustments described in Item 7), which are disclosed under “Tax effect of above mentioned adjustments” item in the respective reconciliation statements.
     As described in Note 2.2.o) deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and

12

liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.
     As a result of the application of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.
     On July 13, 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48).
     This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.
     This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.
     The Group adopted FIN 48 as of January 1, 2007 and the effect in the net income and Stockholders equity is not material.
     The Group is currently under audit by taxing authorities in major taxing jurisdictions around the world. It is thus reasonably possible that changes in the gross balance of unrecognized tax benefits may occur within the next 12 months (an estimate of the range of such gross changes cannot be made), but the Group does not expect such audits to result in amounts that would cause a significant change to its effective tax rate.
     In the reconciliation to U.S. GAAP, the Group has recorded deferred tax assets of €1,104 million, €87 million and €1,390 million as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively and deferred tax liabilities of €222 million, €238 million and €298 million as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively.
     SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2007 and 2006 the valuation allowance was negative €1 million and positive €53 million, respectively.
     As required by SFAS 109, the effects of the change in Spanish tax laws were included in income (see Note 36.e)
     The following is a reconciliation of the income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to that under U.S. GAAP:

	Millions of Euros
	Six months ended June 30,
	2007	2006
Income tax provision under IFRS (*)	1,177	1,006
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(159)	(106)
Income tax provision under U.S. GAAP	1,018	900

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
     The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under SFAS 109.

13

	Millions of Euros
	As of June 30,		As of December 31,		As of June 30,
	2007		2006		2006
	Deferred tax		Deferred tax		Deferred tax
	assets		liabilities		assets
	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities	assets	liabilities
As reported under IFRS (*)	4,496	(1,640)	4,703	(1,747)	5,295	(1,038)
Less-
Timing differences recorded under IFRS (*) and reversed in the reconciliation to U.S. GAAP	(1,199)	—	(1,355)	—	(1,487)	—
Tax effect of IFRS (*) to U.S. GAAP adjustments and deferred taxation under SFAS 109	(15)	—	(14)	—	(17)	—
Plus-
Tax effect of IFRS (*) to U.S. GAAP adjustments and deferred taxation under SFAS 109	110	(222)	101	(238)	113	(299)
As reported under SFAS 109 (gross)	3,393	(1,862)	3,435	(1,985)	3,905	(1,337)
Valuation reserve	(33)	—	(45)	—	(53)	—
As reported under SFAS 109 (net)	3,360	(1,862)	3,390	(1,985)	3,852	(1,337)

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
     The following is an analysis of deferred tax assets and liabilities as of June 30, 2007 and December 31, 2006 estimated in accordance with U.S. GAAP:

	(Millions of euros)
		As of
	As of June 30,	December 31,	As of June 30,
	2007	2006	2006
Deferred Tax assets
Loan loss reserves	1,028	830	254
Unrealized losses on securities pension liability	1,635	1,645	1,747
Fixed assets	65	86	173
Net operating loss carryforward	77	330	423
Investments and derivatives	(13)	36	917
Goodwill	(94)	(74)	(795)
Other	695	582	1,186
Total deferred tax assets	3,393	3,435	3,904
Valuation reserve	(33)	(45)	(53)
Net tax asset	3,360	3,390	3,852
Deferred tax liabilities
Unrealized gains on securities pension liability	(1)	(1)	—
Unrealized gains on investments	(1,711)	(1,450)	(1003)
Gains on sales of investments	(146)	(135)	(37)
Fixed assets	(30)	(99)	(85)
Goodwill	(120)	(148)	(191)
Other	148	(152)	(21)
Total deferred tax liabilities	(1,862)	(1,985)	(1,337)
Valuation reserve	—	—	—
Net tax liabilities	(1,862)	(1,985)	(1,337)

14

Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	Six months ended June 30,
	2007	2006
	% percentages
Corporate income tax at the standard rate of	32.50	35.00
Decrease arising from permanent differences	(7.79)	(12.5)
Adjustments to the provision for prior years’ corporate income tax and other taxes	0.33	(0.01)
Income tax provision under IFRS (*)	25.04	22.49
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(3.82)	(2.39)
Income tax provision under U.S. GAAP	24.40	20.17

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
9. Other Comprehensive Income
     SFAS No. 130, Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.
     Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
     The accumulated balances of other comprehensive income for the six months ended June 30, 2007, December 31, 2006 and June 30, 2006 were as follows:

	Millions of Euros
	Foreign currency	Unrealized	Gains/(losses) on	Other
	translation	gains/(losses) on	Derivative	Comprehensive
	adjustments	securities	Instruments	income
Balance as of June 30, 2006	(1,877)	2,007	(73)	57
Changes in the second half 2006	(1,415)	1,233	90	(92)
Balance as of December 31, 2006	(3,292)	3,240	17	(35)

Changes in the first half 2007	(248)	(62)	24	(286)

Balance as of June 30, 2007	(3,540)	3,178	41	(321)
     Taxes allocated to each component of other comprehensive income for the six months ended June 30, 2007 and 2006 were as follows:

	Millions of Euros
	Six months ended June 30,
	2007			2006
		Tex			Tax
	Before Tax	expense	Net of tax	Before Tax	expense	Net of tax
	Amount	or benefit	amount	Amount	or benefit	amount
Foreign currency translations adjustment	(248)	—	(248)	707	—	707
Unrealized gains/(losses) on securities	(80)	18	(62)	(1,507)	384	(1,123)
Derivatives Instruments and Hedging Activities	31	(7)	24	36	(19)	17

Other comprehensive income	(297)	(11)	(286)	(764)	365	(399)

15

10. Earnings per share
     SFAS No. 128, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).
     Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share include the determinants of basic earnings per share and, in addition, give effect to dilutive potential common shares that were outstanding during the period.
     The computation of basic and diluted earnings per share for the six months ended June 30, 2007 and 2006 is presented in the following table:

	Millions of Euros, except per share data
	Six months ended June 30,
	2007	2006
Numerator for basic earnings per share:
Income available to common stockholders (IFRS) (*)	3,374	3,336
Income available to common stockholders (U.S. GAAP):	3,004	3,306
Numerator for diluted earnings per share:
Income available to common stockholders (IFRS) (*)	3,374	3,336
Income available to common stockholders (U.S. GAAP):	3,004	3,306
Denominator for basic earnings per share	3,551,969,121	3,390,852,043
Denominator for diluted earnings per share	3,551,969,121	3,390,852,043
IFRS (*)
Basic earnings per share (Euros)	0.950	0.984
Diluted earnings per share (Euros)	0.950	0.984
U.S. GAAP
Basic earnings per share (Euros)	0.846	0.975
Diluted earnings per share (Euros)	0.846	0.975

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
11. FIN 46-R
     The Group arranged the issuance of preferred shares using special purpose vehicles (See Note 25.5.2). The Group’s preferred security transactions are based on the following model:
•	The Group is the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that the Group incorporated and for which we hold 100% of the common stock and voting rights.

•	The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs (what are the conditions for calling)

•	The SPEs lend both the proceeds raised from the preferred securities and the common stock back to us through intercompany loans with fixed maturities and fixed interest rate similar to that the dividend coupon on the preferred securities issued by the SPEs. Consequently, the SPEs use the cash received from interest payments on BBVA loans to pay dividends to the preferred securities holders.

•	The Group guarantees the dividend payments on the preferred securities.
     The Group consolidated the SPEs according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as the Group has been concluded that we are not the primary beneficiary as considered by FIN 46-R for the reasons described below.
     The Group as sponsor of the issuer of the preference shares neither has a significant residual interest held since our common shares are not viewed as equity at risk as our investment is returned back to us through the

16

intercompany loan, nor the loan payable to the special purpose vehicle would be considered variable interests since they assume variability. Additionally, the fact that BBVA unconditionally guarantees the trust preferred securities is not relevant, since BBVA is guaranteeing its own obligations.
     Under U.S. GAAP the Group considers the investments in the common stock of this class of special purpose vehicles as equity-method investees according to APB Opinion No. 18.
     As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under U.S. GAAP.
     Consequently, the deconsolidation of the entities described in Note 25.5 to our consolidated financial statements has no impact on stockholders’ equity or net income under U.S. GAAP.
12. Other Accounting Standards
Statements of Financial Accounting Standards No. 123 (Revised 2004): “Share-Based Payment”
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R was effective for our fiscal year beginning January 1, 2006. The application of this accounting standard by BBVA had no impact on its financial position, cash flows or results of operations.
SAB No. 107: “Shared Based Payment”
     On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The application of this accounting standard by BBVA had no impact on its financial position, cash flows or results of operations.
Statements of Financial Accounting Standards No. 153: “Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29”
     On December 16, 2004, the FASB issued SFAS No.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.
     SFAS No. 153 was applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The application of this new accounting standard by BBVA had no impact on its financial position, cash flows or results of operations.
EITF 04-1: “Accounting for Preexisting Relationships between the Parties to a Business Combination”
     This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature by BBVA had no impact on its financial position, cash flows or results of operations.

17

FASB Interpretation No. 47: “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”
     In March 2005, FASB issued Interpretation No. 47. The Board concluded that asset retirement obligations within the scope of Statement 143 that meet the definition of a liability in Concepts Statement 6 should be recognized as a liability at fair value if fair value can be reasonably estimated. The Board believes that when an existing law, regulation, or contract requires an entity to perform an asset retirement activity, an unambiguous requirement to perform the retirement activity exists, even if that activity can be deferred indefinitely. At some point, deferral is no longer possible, because no tangible asset will last forever, except land. Therefore, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. The use of an expected value technique to measure the fair value of the liability reflects any uncertainty about the amount and timing of future cash outflows. This Interpretation is effective no later than December 31, 2005, for calendar-year enterprises. The application of this new accounting literature by BBVA had no impact on its financial position, cash flows or results of operations.
Statement of Financial Accounting Standards No. FAS 158: “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132”
     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulate other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. Previous standards required employers to disclose the complete funded status of its plans only in the notes to the financial statements. Additionally, SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date. Guidance relating to the recognition of the over or under funded status of the plan and additional disclosure requirements was effective for our fiscal year ended December 31, 2006. Under both GAAP, actuarial gains or losses (arising from differences between the actuarial assumptions and what had actually occurred) and prior service cost (there are no transition cost), were recognized in the consolidated income statements (see Note 2.2.e). Therefore, it did not have impact in the results of operations, financial position or cash flows. Guidance relating to the measurement date of the plans is effective for the years ending after December 15, 2008 and we have no a material impact in our results of operations, financial position or cash flows, due to the fact that measurement date is December 31 for each fiscal year (see Note 28 “Commitments with personnel”).
Financial Staff Position FAS 115-1 and FAS 124-1:“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
     On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this guidance had no a material effect on its financial position, results of operations or cash flows.
Statement of Financial Accounting Standards No. 156: “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140”
     In March 2006 the FASB issued this Statement that amends FASB Statements No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities.
     The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this new statement have no a significant effect in its results of operations, financial position or cash flows.

18

Statement of Financial Accounting Standards No. 155: “Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140”
     In February 2006 the FASB issued this Statement that amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”
     This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a F-145 derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The adoption of this statement have no a significant effect in its results of operations, financial position or cash flows.
13. New Accounting Standards
Statement of Financial Accounting Standards No. 157: “Fair Value Measurement”
     In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 159: “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”
     In February 2007 the FASB issued this Statement that includes an amendment of FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option in this Statement is similar, but not identical, to the fair value option in IAS 39, Financial Instruments: Recognition and Measurement. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

19

B) MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
1. Investment Securities-
     The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	(Millions of Euros)
	As of June 30, 2007				As of December 31, 2006
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	Cost	Value(1)	Gains	Losses	Cost	Value(1)	Gains	Losses
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	8,372	8,543	249	(77)	9,233	9,505	291	(19)
Spanish Government	5,820	5,800	36	(55)	6,596	6,858	279	(16)
Other debt securities	2,552	2,743	213	(22)	2,637	2,647	12	(3)
International-	21,722	22,235	714	(202)	22,004	22,724	852	(132)
United States -	5,354	5,316	5	(43)	5,514	5,506	13	(22)
U.S. Treasury and other U.S. Government agencies	81	79	—	(1)	342	344	3	(2)
States and political subdivisions	265	260	—	(5)	310	309	0	(1)
Other debt securities	5,008	4,977	5	(37)	4,862	4,853	10	(19)
Other countries -	16,368	16,919	709	(159)	16,490	17,218	839	(110)
Securities of other foreign Governments	10,010	10,599	682	(93)	9,858	10,386	588	(60)
Other debt securities	6,358	6,320	27	(66)	6,632	6,832	251	(50)
TOTAL AVAILABLE FOR SALE PORTFOLIO	30,094	30,778	963	(279)	31,237	32,229	1,143	(151)
HELD TO MATURITY PORTFOLIO
Domestic-	2,383	2,224	—	(159)	2,404	2,337	2	(69)
Spanish Government	1,404	1,310	—	(94)	1,417	1,378	1	(40)
Other debt securities	979	914	—	(65)	987	959	1	(29)
International-	3,323	3,152	—	(171)	3,502	3,421	5	(86)
TOTAL HELD TO MATURITY PORTFOLIO	5,706	5,376	—	(330)	5,906	5,758	7	(155)
TOTAL DEBT SECURITIES	35,800	36,154	963	(609)	37,143	37,987	1,150	(306)

20

	(Millions of euros)
	As of June 30, 2007				As of December 31, 2006
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	Cost	Value(1)	Gains	Losses	Cost	Value(1)	Gains	Losses
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,634	5,932	2,298	—	4,564	7,381	2,817	—
Equity listed	3,589	5,887	2,298	—	4,525	7,342	2,817	—
Equity Unlisted	45	45	—	—	39	39	—	—
International-	2,551	3,830	1,279	—	1,860	2,656	811	(15)
United States-	55	57	2	—	53	54	1	—
Equity listed	24	26	2	—	27	28	1	—
Equity Unlisted	31	31	—	—	26	26	—	—
Other countries-	2,496	3,773	1,277	—	1,807	2,602	810	(15)
Equity listed	1,883	3,160	1,277	—	1,702	2,497	810	(15)
Equity Unlisted	613	613	—	—	105	105	—	—
TOTAL AVAILABLE FOR SALE PORTFOLIO	6,185	9,762	3,577	—	6,424	10,037	3,628	(15)
TOTAL EQUITY SECURITIES	6,185	9,762	3,577	—	6,424	10,037	3,628	(15)
TOTAL INVESTMENT SECURITIES	41,985	45,916	4,540	(609)	43,567	48,024	4,778	(321)

(1)	The Fair Values are determined based on year-end quoted market process for listed securities and on management’s estimate for unlisted securities.

21

     The total amount of losses amounted to €699 million, and €407 million as of June 30, 2007 and December 31, 2006, respectively.

	Millions of euros
	As of June 30,	As of December 31,
	2007	2006
Equity securities	(50)	(50)
Debt securities	(40)	(36)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(90)	(86)
Equity securities	—	(15)
Debt securities	(609)	(306)
(2) Total temporary unrealized losses	(609)	(321)

(1)+(2) Total losses	(699)	(407)

     As of June 30, 2007 and December 31, 2006, most of our unrealized losses correspond to other debt securities (both Available-for-Sale and Held-to-Maturity securities).
     As of June 30, 2007, the fair value of the debt securities is below its amortized cost. We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other-than-temporary impairment for these securities for six-months ended June 30, 2007 related to the following reasons:
•	They have mainly arisen in a period shorter than one year;

•	The decline is attributable solely to adverse interest rate movements;

•	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

•	The future principal payments will be sufficient to recover the current amortized cost of the security;

•	We have the intent to hold the security until maturity or at least until the fair value of the security recovers to a level that exceeds the security’s amortized cost.
As of June 30, 2007 and December 31, 2006 there are not unrealized losses correspond to countries with transitory difficulties.

22

     An analysis as of June 30, 2007 of the book value of investments, disregarding valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	As of June 30, 2007
	Book Value (*)
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	471	999	1,277	3,053	5,800
Other debt securities	556	1,011	249	927	2,743

Total Domestic	1,027	2,010	1,526	3,980	8,543

International
United States
U.S. Treasury and other U.S. government agencies	18	2	56	3	79
States and political subdivisions	33	67	34	126	260
Other U.S. securities	825	1,155	555	2,442	4,977
Other countries
Securities of other foreign governments	2,803	1,490	2,365	3,941	10,599
Other debt securities of other countries	551	2,184	1,285	2,300	6,320

Total International	4,230	4,898	4,295	8,812	22,235

TOTAL AVAILABLE-FOR-SALE	5,257	6,908	5,821	12,792	30,778

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	253	1,092	54	1,404
Other debt securities	—	147	708	124	979

Total Domestic	5	400	1,800	178	2,383

Total International	282	1,081	1,693	267	3,323

TOTAL HELD-TO-MATURITY	287	1,481	3,493	445	5,706

TOTAL DEBT SECURITIES	5,543	8,389	9,315	13,237	36,484

*	As we describe in Note 2.2.b the book value and market value are the same for “Trading portfolio” and “Available for sale portfolio”

23

     An analysis, as of June 30, 2007, by contractual maturity of the fair value of the held to maturity portfolio is shown below:

	As of June 30, 2007
			Fair Value
		Maturity after	Maturity after
	Maturity at one	one year to five	five years to 10	Maturity after
	year or less	years	years	ten years	Total

	(Millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	248	1.010	47	1.310
Other debt securities	—	142	664	108	914

Total Domestic	5	390	1.674	155	2.224

Total International	281	1.048	1.586	237	3.152

TOTAL HELD-TO-MATURITY	286	1.438	3.260	392	5.376

     An analysis, as of December 31, 2006, of the book value of investments, disregarding valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	As of December 31, 2006
	Book Value(*)
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	312	1,524	1,684	3,339	6,859
Other debt securities	525	708	540	873	2,646

Total Domestic	837	2,232	2,224	4,212	9,505

International
United States	716	1,356	673	2,760	5,505
U.S. Treasury and other U.S. government agencies	31	8	305	—	344
States and political subdivisions	21	51	32	204	308
Other U.S. securities	664	1,297	336	2,556	4,853
Other countries	1,350	5,024	5,273	5,572	17,219
Securities of other foreign governments	663	2,998	3,648	3,077	10,386
Other debt securities of other countries	687	2,026	1,625	2,495	6,833

Total International	2,066	6,380	5,946	8,332	22,724

TOTAL AVAILABLE-FOR-SALE	2,902	8,613	8,170	12,544	32,229

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	262	1,100	55	1,417
Other debt securities	—	128	707	152	987

Total Domestic	—	390	1,807	207	2,404

Total International	307	1,147	1,760	288	3,502

TOTAL HELD-TO-MATURITY	307	1,537	3,567	495	5,906

TOTAL DEBT SECURITIES	3,209	10,150	11,737	13,039	38,135

*	As we describe in Note 2.2.b the book value and market value are the same for “Trading portfolio” and “Available for sale portfolio”

24

     An analysis, as of December 31, 2006, by contractual maturity of the fair value of the held to maturity portfolio is shown below:

	As of December 31, 2006
	Fair Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	260	1,066	52	1,378
Other debt securities	—	126	691	142	959

Total Domestic	—	386	1,757	194	2,337

Total International	306	1,129	1,713	273	3,421

TOTAL HELD-TO-MATURITY	306	1,515	3,470	467	5,758

     Under both GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.b.2):
•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both GAAP.
     These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc...) or future expectations.
2. Loans and Accounting by Creditors for Impairment of a Loan-
     The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of June 30, 2007 and December 31, 2006 is as follows:

	As of June 30, 2007	As of December 31, 2006
	Millions of
	euros
Impaired loans requiring no reserve	70	62
Impaired loans requiring valuation allowance	2,811	2,430
Total impaired loans	2,881	2,492
Valuation allowance on impaired loans	1,404	1,389
     The roll-forward allowance is shown in Note 27. The reconciliation item to U.S. GAAP is in previous caption A.7.

	Six months ended	Six months ended
	June 30, 2007	June 30, 2006
	Millions
	of euros
Interest revenue that would have been recorded if accruing	1,164	1,036
Net interest revenue recorded	76	70

25

3. Investments in and Indebtedness of and to Affiliates-
     For aggregated summarized financial information with respect to significant affiliated companies for the six months ended June 30, 2007 see Note 2.2.b), 2.2.c), and 17 as well as Appendix III and IV for detailed information of investments in associates.
4. Deposits-
     The breakdowns of deposits from credit entities and customers as of June 30, 2007 by domicile and type are included in Note 25.
     As of June 30, 2007, December 31, 2006, and June 30, 2006, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €74,047 (approximately US$ 100,000) or more were €68,662 million, €82,244 million and €75,455 million, respectively.
5. Short-Term Borrowings-
     The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of June 30, 2007
	Amount	Average rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	45,534	4.83%
Average during first half year	43,962	4.80%
Maximum quarter-end balance	47,173	—
Bank promissory notes:
As of June 30	6,199	4.17%
Average during first half year	6,644	3.55%
Maximum quarter-end balance	6,326	—
Bonds:
As of June 30	15,511	4.53%
Average during first half year	12,672	5.53%
Maximum quarter-end balance	7,652	—
Subordinated debt:
As of June 30	223	4.78%
Average during first half year	222	4.83%
Maximum quarter-end balance	188	—
Total short-term borrowings as of June 30	67,467	4.70%

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	As of December 31,
	2006
	Amount	Average rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	37,098	4.27%
Average during year	38,721	3.61%
Maximum quarter-end balance	46,449	—
Bank promissory notes:
As of December 31	7,596	3.75%
Average during year	8,212	3.16%
Maximum quarter-end balance	9,036	—
Bonds:
As of December 31	7,513	3.97%
Average during year	7,780	3.63%
Maximum quarter-end balance	6,883	—
Subordinated debt:
As of December 31	243	5.74%
Average during year	296	6.49%
Maximum quarter-end balance	290	—
Total short-term borrowings as of December 31	52,450	4.16%
     As of June 30, 2007 and December 31, 2006, short-term borrowings include €17,578 million and €16,272 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.
6. Long Term Debt-
See Notes 25 and 35.
7. Derivative Financial Instruments and Hedging Activities-
The breakdown of the Derivative Financial Instruments is shown in Notes 10 and 15.
7.1. Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives
     See Note 2.2.d
7.1.1. Risk Management Policies
     Market Risk
     Managed by the Central Market Risk Unit, market risk is to be found in the Group’s market or treasury activities, which are characterized by the holding of positions sensitive to fluctuations in market prices. The Market Risk Unit, which is organically separate from and independent of the business units, is responsible for adapting and administering risk measurement and control tools and for regularly monitoring that the business units comply with the risk limits and policies. The Unit also periodically reports to the Standing Committee, the Lending Committee, the Management Committee and the Internal Risk Committee on levels of risk, results and the degree of compliance with such limits in the Group, at individual and aggregate level.
     One of the basic pillars of the BBVA Group’s market risk management model is the limit structure, which consists of an overall Value-at-Risk (VaR) limit for each business unit, supplemented by a series of specific sublimits by desk, business line, and risk or product type.
     Proposals for the overall limits for all the business units and for certain sublimits are approved by the Standing Committee. The business units, together with the Risk Area, are responsible for distributing these limits by desk, business line or risk type. These VaR limits are supplemented by others based on non-statistical measures such as delta sensitivity, nominal exposure or stop-loss on the results of the markets areas. This limit structure is part of the Group’s general control system, which includes the definition of a variety of prior warning

27

signs which trigger the contingency plans to attempt to prevent situations that might adversely affect the Bank’s results.
     The purpose of the market risk management and measurement model currently in place at the BBVA Group is to measure both general market risk and specific risks, for which the Group employs the VaR methodology, which aims to measure the maximum loss that can occur in the value of the portfolio as a result of fluctuations in general conditions on the financial markets, as shown by changes in interest rates, exchange rates and equity security prices, if the portfolio is maintained for a certain period. To these three major risk factors must be added basis risk (which arises, for example, when there are debt positions the interest-rate risk on which is hedged by swap transactions, generating a risk because there is a variable spread between the interest-rate curves relevant for the valuation of these positions) and spread risk (associated with corporate securities or credit derivatives on corporate issuers), together with, in the case of option positions, volatility and convexity risk and, in certain cases, correlation risk, since all the above are risk factors that might influence the market prices of certain products.
     The VaR model used is the covariance matrix, with a confidence level of 99% and a time horizon of one day, improved to take into account convexity and other risks associated with option positions and structured derivative products. In addition, periodical supplementary settlement VaR calculations are performed for certain business units, which include adjustments to factor in the specific liquidity of the position, taking into account the liquidity conditions on the financial markets at any time.
     The Group has continued to implement its new risk measurement platform which, in addition to the advantage of enabling market risk to be integrated with credit risk, thus facilitating an overall view of existing risk, makes it possible to calculate market risk using the covariance matrix, the historical simulation and the Monte Carlo simulation methodologies.
     The market risk measurement model includes a back-testing or ex post contrast program, which to a certain extent guarantees the suitability of the risk measures that are performed. In order to validate the VaR measurement system, comparisons are made, inter alia, of the levels of ex ante risk provided by the model with the ex post results obtained by the units each day.
     Stress-testing is an essential supplementary tool for market risk management, especially in the wake of the recent crises in Argentina and Brazil and the upheaval in the financial markets after the events of September 11, 2001. Accordingly, in order to strengthen risk management and control, the BBVA Group periodically calculates the exposure to losses of each business unit in response to events beyond the predetermined confidence interval for the daily measurement of market risk. This enables senior management to ascertain whether the level of exposure to losses under these potential scenarios fits in with the Bank’s appetite for risk, and to design, on the basis of that exposure, the contingency plans that must be implemented immediately if an unusual situation similar to those examined should occur.
     Structural Interest-rate risk
     The responsibility for controlling and monitoring structural interest-rate risk falls on the Risk Area, which periodically measures this risk from a dual perspective: on the one hand, from the net interest income standpoint and, on the other, from that of the economic value. In the former case, net interest income is projected for the next 12 months; and in the case of the analysis of economic value, a discounted current value is calculated of expected future flows in the balance sheet. The impacts of fluctuations in interest rates on both measures are calculated by using both parallel displacements in interest-rate curves and shocks that take into account changes of slope and curvature. Several interest-rate curve simulation methodologies have been developed to determine these changes of slope and curvature and these methodologies are used to calculate expected losses in net interest income and in economic value, with a confidence level of 99%.
     Structural Exchange-Rate Risk
     The Risk Area periodically measures structural exchange-rate risk using a statistical simulation model that includes certain exchange-rate crisis scenarios to which certain estimated probabilities of occurrence are assigned. Another factor in the model is the projection at one year of the exchange rates of the currencies involved. Every month the total risk is calculated in annual VaR terms with a confidence interval of 99%.

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7.1.2. Transactions whose risks are hedged for U.S. GAAP purposes
     U.S. GAAP (SFAS 133) is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.
     Paragraph 21.f. of SFAS 133 defines the risks that may be hedged as only one of (or a combination of) the following:
     (a) the risk of changes in the overall fair value of the entire hedged item,
     (b) the risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),
     (c) the risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and
     (d) the risk of changes in its fair value attributable to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).
     The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument.
Transactions whose risks are hedged for U.S. GAAP purposes are:
1.	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2.	Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

3.	Foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

4.	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

5.	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

6.	Floating interest rate loans in foreign currencies: this risk is hedged using currency swaps.
7.2. Accounting for Derivative Instruments and Hedging Activities
     Under SFAS 133 the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.
     If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings.
     If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.
     The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.
     Hedging transactions must be formally documented, designated and the company must describe the way the effectiveness is going to be assessed.
     On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized in earnings.

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7.3. Additional disclosures required by U.S. GAAP: Fair Value Methods
The methods used by the Group in estimating the fair value of its derivative instruments are as follows:
     Forward purchases/sales of foreign currency
     Estimated fair value of these financial instruments is based on quoted market prices.
     Forward purchases/sales of government debt securities
     Estimated fair value of these financial instruments is based on quoted market prices, since they are mostly traded in organized markets.
     Options and financial futures
     Derivatives traded in organized markets are valued based on quoted market prices.
     For options and futures traded in OTC markets, the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated according to generally accepted models estimating the amounts the Group would receive or pay based upon the yield curve/ volatilities prevailing at year-end or prices.
     Forward rate agreements and interest rate swaps
     Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at year-end.
8. Pension liabilities-
     See Notes 2.2.e and 28 for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
9. Disclosures about Fair Value of Financial Instruments (SFAS 107)-
     As required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments, (“SFAS No. 107”) the Group presents estimate fair value information about financial instruments for which it is practicable to estimate that value in Note 37. Fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, the Group’s ability to actually realize these derived values cannot be assured.
     The estimated fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. SFAS No. 107 excludes disclosure of goodwill, core deposits, non-financial assets such as fixed assets as well as certain financial instruments such as investments in affiliated companies.
     Accordingly, the aggregate estimate fair values presented do not represent the underlying value of the Group.
     The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments for which it is practicable to estimate such value:
     a) Cash and due from banks
     For these short-term instruments, the carrying amount is a reasonable estimate of fair value.
     b) Interest-bearing deposits in other banks and securities purchased under agreement to resell
     The fair value represents the present value of estimated future cash flows discounted at the average year-end market rates for each type of instrument.
     c) Investment securities

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     c.1) Fixed income:
(i) Listed securities: at closing market prices on June 30, 2007.
(ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities of similar interest rate, credit risk and maturity. If no similar listed fixed-income securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.
     c.2) Equity securities:
(i) Listed securities: fair values are based on June 30, 2007 closing market price.
(ii) Unlisted securities whose fair value cannot be determined in a sufficiently objective manner: at underlying book value as of June 30, 2007 financial statements of each investee, or otherwise based on the latest financial statements currently available.
     d) Loans and leases
     The fair value of the Group’s loan portfolio is based on the credit and interest rate characteristics of the individual loans within each sector of the portfolio. The fair value of loans was estimated by discounting scheduled cash flows through the estimated maturity using prevailing market rates at year-end, and is implemented as follows:
d.1) The estimate of the provision for probable loan losses includes consideration of risk premiums applicable to various types of loans based on factors such as the current situation of the economic sector in which each borrower operates, the economic situation of each borrower and guarantees obtained. Accordingly, the allowance for probable loan losses is considered a reasonable estimate of the discount required to reflect the impact of credit risk.
d.2) For fixed and floating-rate loans for which the interest rate was similar to the average rates available for each type of loan (such as commercial or mortgage loans) as of June 30, 2007 and 2006, the carrying amount, net of the related allowance for probable loan losses, is considered a reasonable estimate of fair value.
d.3) For the remaining loans which the Group determined were at rates different to those currently offered, the fair values are estimated as the present value of future cash flows discounted at the average year-end market interest rates at which similar loans are being granted to borrowers with similar credit ratings and remaining maturities.
     e) Deposits and Short Term Borrowings
     The fair value represents the present value of estimated future cash flows discounted at the average year-end market rates for each type of instrument.
     f) Long-Term Debt
     The fair value is estimated on the basis of the discounted present value of the cash flows over the remaining term of such debt. The discount rates were determined based on market rates available as of June 30, 2007 on debt with similar credit and maturity characteristics of the Group’s.
     g) Commitments and Contingencies
     g.1) Guarantees and other sureties provided and documentary credits:
     It is estimated that the differential, if any, between the fee charged by the Group for these transactions and the average year-end market fee would not give rise to a material difference.
     g.2) Derivative Products:
     The fair value of these products as of June 30, 2007, considering the related discounted cash-flows and the year-end prevailing rates and market values is presented in Note 10.
     See Note 2.2.b.2 for more information of fair value of financial instruments.
10. Segment Information-
     See Note 6 for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 23, 2007

Banco Bilbao Vizcaya Argentaria, S.A.
By:	/s/ Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Authorized representative of Banco Bilbao Vizcaya Argentaria, S.A.